

We deliver the promise of home

2023 Annual Report







Guild Mortgage (NYSE: GHLD) is a growth-oriented mortgage company that employs a relationship-based loan sourcing strategy to execute on our mission of delivering the promise of homeownership in neighborhoods and communities across the United States. Our business model is centered on providing a personalized mortgage-borrowing experience that is delivered by our knowledgeable loan officers and supported by our diverse product offerings. Through these individualized interactions, we work to earn our clients' trust and confidence as a financial partner that can help them find their way through life's changes and build for the future.

Dear fellow shareholders,

In 2023 Guild delivered on the promise of home for more than 47,000 individuals and families across the United States. In a year marked by affordability challenges, housing supply shortages and interest rate increases, Guild remained committed to serving the needs of customers while taking advantage of the market cycle as an opportunity to grow market share through strategic acquisitions.

Guild seized the opportunities presented by the market headwinds in 2023, continuing to grow both in existing markets and by entering new ones with selective acquisitions and organic growth. 2023 illustrated the successful execution of our strategy to position Guild as the preferred platform for local, retail mortgage originators seeking long-term growth and stability. We grew our market share in 2023 by completing three acquisitions and adding more than 80 branches and, according to NMLS data, 240 licensed individuals over the course of the year, setting us up for long-term success.

Guild's customer-centric retail focus and balanced business model delivered both growth and stability for the year. Our strategy has proven to net origination volume that beat industry trends and increased stability through interest rate and refinance cycles. Guild generated total origination volume of $15.3 billion in 2023, compared to $19.3 billion in 2022. This origination decrease of 21% outperformed the broader market declines of more than 27%, according to Mortgage Bankers Association forecasts and reporting.

In March 2023, Guild announced its executive management succession plan. Following a career of almost 40 years, Mary Ann McGarry retired at the end of June, and I stepped into the

CEO role, effective July 1. David Neylan assumed the role of President and continued his duties as Chief Operating Officer. I was Mary Ann's first hire at Guild in 1985 and together we worked side by side for nearly four decades, growing the company from our base in the western United States to a national footprint and customer-centric operations in 49 states today supported by an award-winning culture. It's my extreme honor to continue this work and lead our 4,200-plus employees who work diligently every day to create value for our clients and our shareholders.

Our expert team, competitive product offering, and hands-on customer service resulted in numerous awards and recognitions during 2023, including "Best of" rankings from Bankrate, Business Insider, Forbes, Money.com, and others specifically calling out our positive impact serving first-time homebuyers, veterans and underserved communities. J.D. Power ranked Guild No. 1 in Level of Trust, People, and Resolving Problems or Questions in its 2023 U.S. Mortgage Servicer Satisfaction Study.

Our servicing portfolio grew 7.8% to $85 billion in 2023, from $78.9 billion in 2022, and delivered net revenues of $149.3 million and net income of $100.4 million during 2023. Our scale-enabled servicing platform strengthens client retention

> ## Guild remained focused on expanding market share in communities across the United States. Despite affordability challenges, inflation and the lack of home inventory, the desire to own a home remains a significant financial goal for many.

and recapture rates and provides recurring revenue and cash flows that act as a hedge to our originations business, with the underlying value of our mortgage servicing rights assets on our balance sheet trending higher during periods of rising interest rates. Our purchase recapture rate was 28% in 2023, an important measure of our success establishing strong relationships with our clients.

Despite affordability challenges, inflation and the lack of home inventory, the desire to own a home remains a significant financial goal for many. Guild's commitment to continued market share growth, relationship focus, presence of loan officers in communities throughout the United States, and our dedication to building trust and empathy with our clients, will be competitive advantages in 2024 and beyond.



Terry Schmidt

Terry Schmidt
Chief Executive Officer

2023 highlights

$15.3 billion
Total origination volume

47,000+
Total origination units

$85 billion
Servicing portfolio

3
Successful acquisitions

Strategic growth

Guild Mortgage today

Intermountain Mortgage	2007
Liberty Financial Group	2008
Comstock Mortgage	2014
Northwest Mortgage Group	2014
AmeriPro Home Loans	2016
Cornerstone Mortgages	2018
VITEK Mortgage Group	2019
Residential Mortgage Services Holdings	2022
Inlanta Mortgage	2022
Legacy Mortgage	2023
Cherry Creek Mortgage Company	2023
First Centennial Mortgage	2023
Academy Mortgage	2024
	2024

Guild Mortgage acquisitions 2007-2024

2023 acquisitions:

September – First Centennial Mortgage

- Illinois-based lender with 15 branches and 9 satellite offices
- Increased Midwest presence with high performing teams in 17 states

April – Cherry Creek Mortgage

- Privately held Colorado-based lender with 68 branches and licensed in 45 states
- Expanded retail market share in multiple states, and added reverse mortgage lending through its retail channel

February – Legacy Mortgage

- Independent New Mexico-based lender with 13 branches
- Increased presence in AZ, CO, NM, and TX



Cherry Creek | Colorado 2023

Awards and recognitions





Guild Mortgage Company continues to be recognized nationally as an award-winning lender and employer. Through a difficult year for mortgage lenders, Guild rose to the top for its work with first-time homebuyers, its rollout of timely and innovative loan programs, and its unyielding commitment to customer service. Workplace culture thrives at Guild and the company grew its positive impact in communities and neighborhoods throughout 2023. Our most recent awards and recognitions include:

National reviews and rankings

Bankrate Best Mortgage Lenders for First-Time Homebuyers of 2023

Guild Mortgage was named one of Bankrate's "Best Mortgage Lenders for First-Time Homebuyers" of 2023.

Business Insider Best Mortgage Lenders of 2023

Guild Mortgage was named to Business Insider's lists of the Best Mortgage Lenders, Best Mortgage Refinance Lenders, Best Lenders for FHA Loans, Best USDA Loan Lenders, Best Mortgage Lenders for First-Time Homebuyers, Best Online Mortgage Lenders and Best Mortgage Lenders for Low Credit Scores for 2023.

Forbes Best Mortgage Lenders of 2023

Guild Mortgage was named to Forbes' lists of the Best Mortgage Lenders, Best Mortgage Lenders for First-Time Homebuyers, Best Online Mortgage Lenders, Best Mortgage Lenders for FHA Loans, Best Mortgage Refinance Lenders and Best VA Mortgage Lenders for 2023.

Money.com Best Mortgage Lenders of 2023

Guild Mortgage was named to Money.com's list of Best Mortgage Lenders, Best VA Mortgage Lenders, Best Mortgage Refinance Lenders and Best Mobile Home Loans for 2023.

NerdWallet Best Mortgage Lenders for First-Time Home Buyers of 2023

Guild Mortgage was named one of NerdWallet's "Best Mortgage Lenders for First-Time Homebuyers" in 2023.

Guild Mortgage Named a Top Ten Lender by Maine State Housing Authority

Guild Mortgage was named a Maine State Housing Authority Top Ten Lender for its work with the state's First Home Loan Program for first-time homebuyers in Maine. Maine Housing recognized lenders for helping first-time homebuyers benefit from the agency's First Home Loan Program, which provides first-time homebuyers with fixed-rate mortgages, either as conventional, FHA, VA or USDA loans.

Servicing/Origination

Fannie Mae STAR™ Performer Mortgage Servicer Recognition

Guild Mortgage earned a Servicer Total Achievement and Rewards™ (STAR™) Performer recognition from Fannie Mae for the sixth consecutive year in 2023. The STAR Program is a performance management and recognition program designed to define industry standards and leading practices across the mortgage servicing community. It seeks to provide a consistent methodology for measuring servicer performance and identify and recognize Fannie Mae's highest-performing servicers.

Freddie Mac SHARP Mortgage Servicer Recognition

Guild Mortgage earned a Gold Servicer Honors and Rewards Program (SHARP) Performer recognition from Freddie Mac for its superior servicing portfolio performance, outstanding customer service to borrowers and for positive efforts to cure delinquencies.

Scotsman Guide Top Originators 2023

Now in its 14th year, the Scotsman Guide Top Originators rankings recognize the nation's top-producing mortgage professionals. Guild Mortgage was well represented in the rankings, with 130 loan officers named to the list and 38 loan officers ranked as Top Women Originators. According to the publication, the rankings are the industry's most comprehensive, verified rankings of residential mortgage brokers, originators, loan officers and bankers based on individual annual production reports.

National Association of Hispanic Real Estate Professionals (NAHREP) Top 250 Latino Mortgage Originators

As further evidence of Guild's commitment to serving the Hispanic market, NAHREP named 23 loan officers from Guild Mortgage to its ninth annual Top 250 Latino Mortgage Originators Report for 2023.

2023 Top Guaranteed Rural Housing Lender, U.S. Department of Agriculture

Guild Mortgage was recognized as a 2023 Top Guaranteed Rural Housing Lender in the Loan Origination category by the U.S. Department of Agriculture. Guild provides special financing opportunities to homebuyers who live in or would like to purchase a primary residence in rural areas as defined by USDA.

2023 Top Lender of the Year Awards in Pennsylvania, U.S. Department of Agriculture

Guild Mortgage was named a top five housing lender in Pennsylvania by the U.S. Department of Agriculture for helping rural families and individuals buy homes throughout the Commonwealth through USDA Rural Development's Single Family Housing Guaranteed Loan Program.

2023 U.S. Mortgage Servicer Satisfaction, J.D. Power

Guild Mortgage achieved a standout Overall Satisfaction score in the 2023 U.S. Mortgage Servicer Satisfaction Study. Guild Mortgage ranked No. 1 in Level of Trust, People, and Resolving Problems or Questions by J.D. Power.

Workplace culture

San Diego Top Workplace, The San Diego Union-Tribune

Guild Mortgage was named a Top Workplace by The San Diego Union-Tribune for the eleventh year in a row in 2023. The award honors companies that are highly valued and appreciated by their employees for having outstanding culture and business environments. The rankings are based on the results of an anonymous third-party employee survey.

2024 Military Friendly® Employer Designation

Guild Mortgage and its employee resource group, The Seventh Branch, were awarded the 2024 Military Friendly® Employer designation for policies and programs in support of veterans and their families.

Executive honors

HousingWire 2023 Finance Leaders

HousingWire's third annual Finance Leaders award celebrates the outstanding achievements of the top finance executives in the real estate and mortgage space. Guild's Senior Vice President and Chief Financial Officer, Amber Kramer, was named as a 2023 Finance Leader for her exceptional leadership, determination and peak financial accumen.

Inman's 2023 Best of Finance Awards

Former Guild Mortgage CEO, Mary Ann McGarry was honored with an Inman Best of Finance Award for 2023. These annual awards recognize the best and brightest in the mortgage and finance space who have demonstrated a commitment to innovation, service and a measurable impact upon the industry.

Corporate, social and environmental responsibility

Guild made positive progress on its Homebuyer of the Future Initiative, a companywide commitment that includes increasing affordable homeownership and building a healthy and equitable housing market. We continue to look for opportunities to expand our products and programs to broaden access to sustainable homeownership.

Leadership by example

- In 2023, Guild Executive Vice President of Capital Markets David Battany emerged as one of the nation's leading advocates for diversity, equity and inclusion in increasing homeownership among the underserved. David completed his term as co-chair of the Mortgage Bankers Association's (MBA's) Affordable Housing Committee in 2023, examining all the barriers facing minority homebuyers and finding opportunities to overcome them.

- David served on the MBA's Residential Board of Governors to advance ideas for closing the minority homeownership gap, and he was named 2024 Vice Chair and 2025 Chair for this body. He also joined the National Housing Conference's Black Homeownership Collaborative where he was co-chair of the Black Homeownership Collaborative Credit Workstream focused on identifying and remedying the challenges faced by Black homebuyers.

- He frequently engages with industry, including regulators, consumer advocates and members of Congress to try to create and advance affordable lending programs. David  was a frequent guest speaker at diversity, equity and inclusion events for NAHREP, the MBA, the Asian Real Estate Association of America (AREAA), The Federal Home Loan Banks and the Urban Institute.

Making homeownership attainable and affordable

- In 2023, Guild introduced its 1% Down Payment Advantage Program, tackling a critical barrier to purchasing a home in today's market and opening doors for low-to-moderate income homebuyers by reducing their down payment to 1% and temporarily buying down the interest rate for the first year of their loan. The program is designed to overcome all three of the key areas that impact homeownership: the cost to get into the home, the monthly cost to stay in the home, and the ability to handle the unexpected that comes with owning a new home.

- Guild expanded its Guild Gateway to Homeownership Assistance Program in 2023 to include the St. Louis, Phoenix, Dallas-Fort Worth, and Columbia, S.C. metro areas. This program provides up to $5,000 in homebuyer assistance from Guild. In the pilot market of St. Louis, the program has served 540 families with more than $3 million in grants.

- Guild completed more than 35 live events in 2023 both in person and virtually. Events were held in communities across the country where the Guild team educated and listened to over 3,000 real estate agents, developers, industry non-profits and consumers. Each event presented options to overcome barriers to homeownership. Guild partnered with investors and homebuilders for many of the events, featuring their expert economists as speakers alongside partners from the affordable lending division of government-sponsored enterprises (GSE).

> **No matter what is happening in the housing market, we want to get people into homes and help keep them there. With our 1% Down Payment Advantage program, we are meeting our clients where they are and addressing head on the accessibility challenges so many Americans are facing in today's housing market.**
>
> **—Terry Schmidt, Guild CEO**

Honoring our nation's finest - Guild earns Military Friendly® Employer designation

In 2023, Guild was awarded the Military Friendly® Employer designation for its military-friendly policies, programs and unwavering commitment to supporting veterans and their families.

"This accolade reflects Guild's enduring commitment to continually recognize and support our country's service members and their families," said Terry Schmidt, CEO, Guild Mortgage. "The Military Friendly® employer recognition reaffirms Guild's ongoing efforts to foster an environment where veterans not only thrive but also find a sense of purpose and community within our organization. The designation serves as both a milestone and a reminder of the importance of creating a workplace that reflects the diversity and strength of our nation's heroes."

Making Paradise Home – rebuilding a community

In January 2023, Guild announced its 'Making Paradise Home' Initiative designed to make homeownership attainable for Paradise, California residents devastated by the 2018 Camp Fire. In partnership with Clayton Homes, Golden West Homes of Chico and Redline Installation, Guild's initiative included building four CrossMod™ Homes to help educate residents about the benefits of manufactured housing, while helping to rebuild the community. In December, Guild announced its first two 'Making Paradise Home" initiative homes were complete and available for purchase. The initiative's third home is nearing completion and additional homes are planned to be built over the next year. At least one of the initiative's CrossMod homes will remain open for educational tours.

"Making Paradise Home is about more than just disaster recovery, we're working to close the homeownership gap by making homeownership more attainable and accessible," said David Battany, Guild executive vice president of Capital Markets. "While we're using this initiative to help rebuild a community devastated by fire and to ensure Paradise residents can settle down and feel at home again, we will continue to educate and promote affordable homeownership not just in Paradise, but from coast to coast."





Corporate, social and environmental responsibility (continued)

Meet Lamont Watson – Guild's first VP of Diverse Talent Development

In 2023, Guild created a new position as part of company-wide initiatives to foster an inclusive environment and empower a diverse workforce. Lamont Watson was appointed as the company's first vice president of diverse talent development to spearhead Guild's initiatives to recruit, develop, and empower a diverse workforce, while fostering an inclusive environment where Guild employees feel valued and supported. Lamont brings a wealth of experience and expertise to his new position having spent the past 11 years with Guild serving clients in South Carolina, managing five branches, and earning a spot in the top 15% of production at the company, first as a producing sales manager and then as a producing branch manager. Before joining Guild, Lamont was a loan officer with JPMorgan Chase and then Bank of America. With 19 years of success in the mortgage industry, Lamont has consistently demonstrated his commitment to helping families achieve homeownership and financial goals. Since 2004, Lamont has helped more than 2,500 families, and in 2020 his team surpassed the $50 million volume milestone in service of Guild clients.



"My personal experience as a Black man working in the mortgage industry for the past two decades has given me insights and experience to draw from that I'm ready to put to work to help create an environment that supports and empowers Guild's diverse workforce," said Lamont. "I think this is a pivotal role and I'm proud that Guild tapped me to bring my personal perspective as someone who has successfully overcome cultural differences and achieved a high level of success within the mortgage industry to foster diversity and inclusion."

Partnering for good

- NAHREP Partnership for 2023
  - Guild team members held several NAHREP board positions.
  - 36 Guild loan officers made the NAHREP Top 250 list for 2023.
- National Association of Minority Mortgage Bankers of America (NAMMBA) Partnership for 2023
  - 29 Guild loan officers made the NAMMBA Top 100 list for 2023
- American Mortgage Diversity Council (AMDC) Partnership for 2023
  - AMDC promotes diversity and inclusion throughout the mortgage industry and provides a platform for the collaboration of mortgage industry leaders for the advancement of diversity and inclusion dialogue.
- Guild also maintained national partnerships with NAREB (National Association of Real Estate Brokers) and AREAA (Asian Real Estate Association) in 2023.

Guild Employee Resource Groups – connecting for good

Guild's four thriving, company-sponsored Employee Resource Groups (ERGs) are made up of team members who are connected by a unifying mission: to create a positive workplace culture where those with diverse backgrounds and interests are respected, treated equally and are given more opportunities to succeed.

With participation levels above the national average, Guild reports approximately 600 total memberships in its growing ERG network. Overall participation in Guild ERGs also increased by nearly 25% throughout 2023.

Guild ERGs work together to advance diversity, equity and inclusion at the company, and in the community. At Guild, embracing diversity is more than a moral imperative, it's a strategic advantage in driving sales while fostering a sense of belonging. We're proud of our large and growing ERG membership and look forward to what we can accomplish together.

ERG highlights

- Launched well-attended internal celebrations as well as community outreach events
- Expanded participation through the launch of a podcast
- Created new mentorship opportunities for Guild employees



do what matters

Guild Mortgage is proud to foster a culture of giving. The Guild Giving Foundation, a nonprofit organization created by Guild to deliver on its commitment to building relationships and strengthening communities, has worked to make a positive difference in the communities where Guild employees and customers live by supporting local and national charities through direct donations and fundraisers.

The Guild Giving Foundation opens doors to new opportunities for the communities in which we serve, by encouraging employee volunteerism, supporting financial literacy, delivering on our commitment to provide shelter and inspiring positive change.

- In 2023 the annual Guild Giving golf event raised $500,800 for San Diego charities. Proceeds from the October 2023 golf event were presented in December to charities serving the San Diego community, including MyPath2Own Dedicated to Lisa Klika, Home Start and Third Avenue Charitable Organization (TACO).

- Guild Giving also encourages Guild employees to choose local causes to support through volunteerism and financial contributions. In 2023, Guild corporate and branch employees focused on community initiatives, homelessness, disaster relief, and children and youth services totaling thousands of hours of service.

- Since its inception in 2016, Guild Giving, in partnership with Guild Mortgage employees, have supported over 350 charities.

- Continuing our mission to support education and financial literacy, the Guild Giving Foundation also partnered with Scholarship America and have supported over 118 students nationwide, awarding $459,000 in tuition assistance.





Locations



Guild Mortgage has experienced residential loan officers in neighborhoods and communities across the country. Our highly trained professionals can serve the needs of any homebuyer, from helping first-time buyers get on the path to building family wealth through homeownership, to working with more experienced homebuyers to upgrade with a jumbo loan. Our teams specialize in national and local mortgage programs such as Conventional, FHA, VA, USDA, down payment assistance programs and other specialized or pilot loan programs.

Locations; licensed to originate | Licensed to originate

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________
Commission File Number: 001-39645

GUILD HOLDINGS COMPANY

(Exact Name of Registrant as Specified in its Charter)

Delaware	**85-2453154**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5887 Copley Drive San Diego, California	**92111**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (858) 560-6330

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.01 par value per share	GHLD	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the

Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was $151.9 million based upon the closing price reported for such date on the New York Stock Exchange.

As of March 7, 2024, the registrant had 20,771,607 shares of Class A common stock outstanding and 40,333,019 shares of Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive proxy statement for the 2024 Annual Meeting of Stockholders, to be filed within 120 days of the end of the fiscal year covered by this report, are incorporated herein by reference in responses to Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K.

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GUILD HOLDINGS COMPANY
Annual Report on Form 10-K for the Year Ended December 31, 2023
Table of Contents

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Guild Holdings Company, a Delaware corporation, together with its subsidiaries, is referred to in this Annual Report on Form 10-K (this "Annual Report") as "Guild," "we," "us," "our," and the "Company." This Annual Report contains forward looking statements that reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results, events or circumstances could differ materially from the results, events or circumstances expressed or implied by the forward-looking statements.

Important factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, those factors described below under Part I, Item 1A. "Risk Factors" in this Annual Report. In addition, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report.

We disclaim any obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law.

SUMMARY OF RISK FACTORS

Below is a summary of the material factors that make an investment in our Class A common stock speculative or risky. A discussion of the risks summarized in this risk factor summary can be found below under Part I, Item 1A. "Risk Factors." These risk factors should be together with other information in this Annual Report before making an investment decision regarding our Class A common stock.

Risks Related to Our Business

- A disruption in the secondary home loan market or our ability to sell the loans that we originate could have a detrimental effect on our business.
- Macroeconomic and U.S. residential real estate market conditions have and may continue to materially and adversely affect our revenue and results of operations.
- Because we are highly dependent on certain U.S. government-sponsored entities and government agencies, we may be adversely impacted by any organizational or pricing changes or changes in our relationship with these entities and agencies.
- Changes in prevailing interest rates or U.S. monetary policies have had and may continue to have a detrimental effect on our business.
- Our servicing rights are subject to termination with or without cause.
- If a significant number of our warehouse lines of credit, on which we are highly dependent, are terminated or reduced, we may be unable to find replacement financing on favorable terms, or at all, which would have a material adverse effect on us.
- Our existing and any future indebtedness could adversely affect our ability to operate our business, our financial condition or the results of our operations.
- If we do not maintain and improve the technology infrastructure that supports our origination and servicing platform or if we suffer any significant disruption in service on our platform, our ability to serve our clients may be materially and adversely impacted.
- Acquisitions and investments have in the past, and may in the future, cause our financial results to differ from our expectations or the expectations of the investment community and we may not be able to achieve anticipated benefits from such acquisitions and investments.
- Pressure from existing and new competitors may adversely affect our business, operating results, financial condition and prospects.

- Our failure to maintain or grow our historical referral relationships with our referral partners may materially and adversely affect us.

- We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.

- A substantial portion of our assets are measured at fair value. From time to time our estimates of their value prove to be inaccurate and we are required to write them down.

- The success and growth of our business will depend upon our ability to adapt to and implement technological changes and to develop and market attractive products and services.

- Adverse events to our clients could occur, which can result in substantial losses that could adversely affect our financial condition.

- Our business could be materially and adversely affected by a cybersecurity breach or other vulnerability involving our computer systems or those of certain third-party service providers.

- Operating and growing our business may require additional capital, and if capital is not available to us, our business, operating results, financial condition, and prospects may suffer.

- We are subject to certain operational risks, including, but not limited to, employee or customer fraud, the obligation to repurchase sold loans in the event of a documentation error, and data processing system failures and errors.

- We are periodically required to repurchase mortgage loans that we have sold or indemnify purchasers of our mortgage loans.

- Seasonality may cause fluctuations in our financial results.

- If we fail to protect our brand and reputation, our ability to grow our business and increase the volume of mortgages we originate and service may be adversely affected.

- We are subject to certain risks associated with investing in real estate and real estate related assets, including risks of loss from adverse weather conditions, man-made or natural disasters, pandemics, terrorist attacks and the effects of climate change.

- If we are unable to attract, integrate and retain qualified personnel, our ability to develop and successfully grow our business could be harmed.

- Our risk management strategies may not be fully effective in mitigating our risk exposures in all market environments or against all types of risk.

Risks Related to Regulatory Environment

- Changes in, or our failure to comply with, the highly complex legal and regulatory framework applicable to our mortgage loan origination and servicing activities could harm our business, operating results, financial condition, and prospects.

- Our failure to comply with fair lending laws and regulations could lead to a wide variety of negative consequences.

- Our failure to obtain and maintain the appropriate state licenses would prohibit us from originating or servicing mortgages in those states and adversely affect our operations.

- Changes in the guidelines of the GSEs, FHA, VA, USDA, and Ginnie Mae could adversely affect our business.

- Material changes to the laws, regulations or practices applicable to reverse mortgage programs operated by FHA and HUD could adversely affect our reverse mortgage business.

- Our actual or perceived failure to comply with stringent and evolving legal obligations related to data privacy and security may materially and adversely affect us.

- We may from time to time be subject to litigation, which may be extremely costly to defend, could result in substantial judgment or settlement costs and could subject us to other remedies.

Risks Related to Our Organization and Structure

- We are controlled by McCarthy Capital Mortgage Investors, LLC ("MCMI"), and MCMI's interests may conflict with our interests and the interests of our other stockholders.

- As a "controlled company," we rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

- Our directors and executive officers have significant control over our business.

- We are a holding company and depend upon distributions from GMC to meet our obligations.

Risks Related to our Class A Common Stock

- Sales of a substantial number of shares of our Class A common stock by our existing stockholders in the public market could cause the price of our Class A common stock to fall.

- Our issuance of capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise would dilute all other stockholders.

- There is no assurance that we will pay dividends in the future.

- Certain provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of Guild, which could decrease the trading price of our stock.

- The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

Risks Related to Being a Public Company

- Our quarterly and annual operating results or other operating metrics may fluctuate significantly and may not meet expectations of research analysts, which could cause the trading price of our Class A common stock to decline.

- If we fail to maintain effective internal control over financial reporting or disclosure controls and procedures, we may be unable to report our financial results accurately on a timely basis, which would result in the loss of investor confidence, delisting, claims or investigations, and cause the market price of our Class A common stock to decline.


PART I


ITEM 1. BUSINESS

Guild is a growth-oriented mortgage company that employs a relationship-based loan sourcing strategy to execute on our mission of delivering the promise of homeownership in neighborhoods and communities across the United States. Our business model is centered on providing a personalized mortgage-borrowing experience that is delivered by our knowledgeable loan officers and supported by our diverse product offerings.

Our business is operated through our wholly-owned subsidiary, Guild Mortgage Company. Guild Mortgage Company was founded in 1960 in California.

Guild is among the longest-operating mortgage seller-servicers in the United States. Over the course of our operating history, we have navigated numerous economic cycles and market dislocations. We have also expanded our retail origination operation to 49 states, operating our origination segment from approximately 350 office locations. and we have developed end-to-end technology systems, a reputable brand, industry expertise and many durable relationships with our clients and members of our referral network.

In 2007, seeing an opportunity to expand our sales and production strategy and grow our market share, a management-led partnership that included a majority investment from Fulcrum Mortgage, LLC, now known as MCMI, acquired Guild Mortgage Company from its founder.

Immediately prior to our initial public offering in 2020, we engaged in an internal reorganization that simplified our organizational structure, incorporating Guild Holdings Company in Delaware, making Guild Mortgage Company its wholly owned subsidiary and converted Guild Mortgage Company to a California limited liability company.

Our business model benefits from the complementary relationship between our origination and servicing segments which, together, have propelled our performance through interest rate and market cycles. We believe that maintaining both an origination segment and a servicing segment provides us with a more balanced business model in both rising and declining interest rate environments, compared to industry participants that predominantly focus on either origination or servicing, instead of both. Typically in an interest rising market environment originations tend to shift to purchase originations rather than refinances. Due to our physical presence and footprint throughout the country we believe that we are in an advantageous position when the market is more purchase focused as compared to our competitors that are more refinance focused and have to significantly change their business model during purchase cycles.

Our Business Model

Our origination strategy focuses on increasing our purchase-mortgage business and providing a superior personalized mortgage-borrowing experience that encourages our clients to return to us. This is successfully executed through a combination of our experienced loan officers, our technology platform, and diverse product offerings. Our business model provides clients with both a digital interface and an experienced team that delivers high-tech, high-touch client service, allowing clients to engage with us in whatever format and frequency provides them the most comfort and convenience. This strategy allows us to generate consistent origination volume through differing market environments, contributes to our servicing segment and facilitates business from repeat clients.

Our in-house servicing platform creates opportunities to extend our relationship with clients and generates refinance and purchase volume that replenishes run-off from our servicing portfolio. In coordination with our portfolio recapture team, our loan officers handle recapture activity for their existing client base directly, rather than outsourcing that function through a call center. This approach creates a continuous client relationship that we believe encourages repeat business. In addition, our scalable servicing platform provides a recurring stream of revenue that is complementary to our origination business.

Business Segments

Origination

Retail Channel

Our retail channel, which made up approximately 95% of our origination segment in 2023, focuses on serving our clients and referral partners in the markets we serve. We generate revenue through gain on sale and fees associated with originating and selling mortgage loans to the secondary market. We utilize warehouse facilities to fund originated loans and the mortgage loans are typically sold within 30 days of origination. After we sell originated mortgage loans to the secondary market, we generally retain the servicing rights on mortgage loans sold.

For the years ended December 31, 2023 and 2022 we originated $14.2 billion and $18.3 billion, respectively, in retail mortgage loan originations.

Our loan products are underwritten using a disciplined approach that focuses on credit risk and responsible lending. Our proprietary technology platform is regularly updated to incorporate new investor guidelines as well as state and federal regulations. These processes are designed to ensure integrity over data and qualification requirements, facilitate the manufacturing of quality loan originations and minimize underwriting defects. The loan products we offer include loans eligible for sale or securitization to secondary market participants such as the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") (Fannie Mae and Freddie Mac, together, the "GSEs"), Government National Mortgage Association ("GNMA" or "Ginnie Mae"), state housing agencies and other private or institutional investors. The underwriting guidelines for these products are established by the entities that will purchase, insure or guaranty the loans (i.e., the GSEs, the United States Department of Housing and Urban Development ("HUD"), the United States Department of Veterans Affairs ("VA"), the United States Department of Agriculture ("USDA"), the Federal Housing Administration ("FHA"), private mortgage insurers, and institutional and private investors). The majority of our loan products are sold to either the GSEs or Ginnie Mae.

Our success in the retail market is tied to the expertise of our loan officers and the strength of our referral partner network. We have built our referral network by providing our clients with a personalized mortgage-borrowing experience that is delivered by a knowledgeable loan officer. Our referral network relationships, including realtors, builders, existing clients, and financial planners, have been cultivated over years and are bolstered by our strong presence in the communities we serve. These referral partner network relationships enhance our ability to generate repeat business and recapture volume.

Correspondent Channel

In addition to the retail channel of our origination segment, we maintain an active correspondent channel that purchases closed loans primarily from small community banks and credit unions. We are able to offer a diverse product set through the correspondent channel to generate origination volume.

We also utilize our correspondent channel to support our continued growth efforts. As we work to expand into new locations, the correspondent channel serves as an entry point to begin building our brand, reputation, and client base.

Servicing

We have developed our in-house servicing platform and have expanded and upgraded our technology and infrastructure over time. The unique combination of in-house servicing and proprietary technology allows for enhanced servicing practices and embedded compliance controls throughout the system.

As of December 31, 2023, we serviced approximately 345,000 loans with an aggregate unpaid principal balance ("UPB") of approximately $85.0 billion. UPB is measured as of the end of a period. Our loan servicing segment performs loan administration, collection, and default management activities, including the collection and remittance of loan payments; response to customer inquiries; accounting for principal and interest; holding custodial (impounded) funds for the payment of property taxes and insurance premiums; counseling delinquent borrowers; and supervising foreclosures and property dispositions.

Our servicing segment is based out of our servicing center in San Diego, California, and we are a licensed mortgage servicer in 49 states and the District of Columbia. Our primary source of revenue for our servicing operations is based upon a stated fee per loan that varies by investor. This fee is earned on a monthly basis as the borrower makes each payment.

As the owner of the mortgage servicing right ("MSR"), depending on the investors' requirements and the loan program, we may be obligated to make servicing advances to fund scheduled principal, interest, tax and insurance payments when the mortgage loan borrower has failed to make the scheduled payments and to cover foreclosure costs and various other items required to preserve the assets being serviced.

Additionally, as the owner of the MSR, we generally have the right to solicit our clients for refinance opportunities. We leverage our technology platform and data repository to continuously screen our servicing portfolio in an effort to anticipate borrower actions and capitalize on recapture opportunities. When a refinance opportunity is identified, the portfolio recapture team sends that opportunity to the loan officer who originated the existing loan and maintains the client relationship. For select refinance opportunities, our consumer direct team will originate the opportunity directly.

Our Growth Strategies

Our primary growth strategy is focused on tactics described below to gain scale and invest back into the business.

Expansion into New Markets and Products

We focus on retail channel expansion both organically and via acquisitions that support our national footprint. The mortgage market is contracting which we believe provides us more opportunity to acquire additional branches and sales talent. We regularly evaluate opportunities to grow our business, including expansion in markets through acquisitions and organic growth through the recruitment of loan officers. Our loan officer recruitment activities leverage our technology solutions to identify and recruit purchase-mortgage focused loan officers. We consider the needs of our clients in each of our origination channels and respond to changing circumstances in the market for mortgage-related financing.

We have successfully completed numerous acquisitions. In July 2021, we completed our acquisition of Residential Mortgage Services Holdings, Inc. ("RMS"), which expanded our local presence in the Northeast. In December 2022, we completed the acquisition of certain assets of Inlanta Mortgage, Inc. ("Inlanta"), which expanded our local presence in the Midwest region. In February 2023, we completed our acquisition of certain assets of Legacy Mortgage LLC ("Legacy" or "Legacy Mortgage"), which expanded our local presence in the Southwest region. In April 2023, we completed our acquisition of certain assets of Cherry Creek Mortgage, LLC ("CCM"), which expanded our reverse mortgage lending through Guild's retail channel. In September 2023, we completed our acquisition of certain assets of First Centennial Mortgage ("FCM"), which expanded our local presence in the Midwest. On February 26, 2024, we completed the acquisition of certain assets of Utah-based lender Academy Mortgage Corporation ("Academy Mortgage"). The addition of Academy Mortgage will extend Guild's market share across its national footprint. We expect to continue to expand our business in new local communities while increasing our presence in the geographic areas we serve our clients.

Historically, our potential targets have shared our values and our commitment to innovation, creativity and collaboration. We prefer to partner with lenders that have a strong foothold in their market and a clearly defined approach to sustaining that success. Following an acquisition, we fully integrate each business operationally, on-boarding the acquired business to our platform, while allowing its management team to continue executing the strategy that has been successful for them in the past. After a target business has been integrated into the Guild platform, we strive to support growth organically in the same way we do in our existing markets. We also strive to generate synergies and support profitability by improving execution and efficiencies for the businesses that we acquire.

Growing Retail Originations through Portfolio Recapture

In addition to targeting acquisitions and loan officers in markets we serve our clients, to grow our retail channel we also focus on recapturing our own portfolio. Recapture exists when we refinance a current client's loan or when we help originate a current client's new home purchase. By doing so, we continue the relationship with the client which presents not only an extended servicing revenue stream, but additional future origination opportunities. For the years ended December 31, 2023 and 2022, our overall recapture rate was 27% and 39%, respectively.

Growing our Mortgage Loan Servicing Portfolio

Our strategy is to retain a client for life and one of the ways we execute this strategy is to retain the mortgage servicing right after a loan is originated and sold to the secondary market. Through this strategy we expect to grow our overall servicing portfolio by adding new customers and retaining current customers within the portfolio.

Internally-Developed Technology Platform Underpins Loan Officer Productivity and Fosters Repeat Business

Our technology is differentiated in that we have a proprietary integrated platform for servicing and production. As a result, we control our lending process from start to finish and have created a personalized client experience from the time a loan officer takes an application through a loan's closing, and until the loan pays off and we have an opportunity to recapture the client's next transaction.

Our proprietary platform and vendor integrations drive loan officer productivity, operational scale and favorable unit economics. Our experienced loan officers use this end-to-end technology platform and our custom-built client relationship management system as a tool to help enable them to find new clients, close new loans and enhance and expand existing client relationships.

This technology platform and our data repository has been developed over the course of our long operating history. By utilizing this data to further develop our platform and to curate suggested customer touchpoints, we foster a balanced combination of personalized and digital strategies for lead nurturing, as well as client education and communication, that we believe gives our loan officers a competitive edge.

The majority of our technology used throughout our company is proprietary and developed internally by our own employees. We rely on a combination of trade secret laws and contractual agreements to establish, maintain and protect our intellectual property rights and technology. We enter into confidentiality and invention assignment agreements with our employees and enter into confidentiality agreements with third parties, including suppliers and other partners.

U.S. Mortgage Market and Competition

Mortgage loans are the largest class of consumer debt in the United States. According to the Mortgage Bankers Association ("MBA"), there was approximately $14.0 trillion of residential mortgage debt outstanding as of December 31, 2023. According to the MBA, 1-4 family mortgage origination volume was approximately $1.6 trillion in 2023, a decline from $2.2 trillion in 2022. However, the MBA is projecting origination volume to be $2.0 trillion in 2024 according to their February 2024 forecast.

The residential mortgage industry is characterized by high barriers to entry. Mortgage lenders must obtain approval from the GSEs and Ginnie Mae and maintain various state licenses in order to originate, sell and service federal and GSE-backed loans. In addition, sophisticated technology, origination and servicing processes and regulatory expertise are required to build and manage a successful mortgage business.

The mortgage lending market is highly competitive. We compete with large financial institutions and with other independent residential mortgage loan producers and servicers. Competition can occur on the basis of the variety of product offerings, speed and convenience of execution in loan origination, interest rates and fees, client experience, technical knowledge, marketing and referral relationships and recruiting of employees within the industry. We aim to differentiate our products and services on the basis of our loan officers' ability to leverage our technology platform to match customers with the loan programs that best suit their needs. This provides a customer-focused and seamless borrowing experience, starting from origination and continuing through servicing.

The mortgage origination industry can be seasonal due to changes in purchasing trends with borrowers. Typically spring and summer months yield higher volumes as opposed to fall and winter months yielding lower volumes. Accordingly, our loan origination revenue varies from quarter to quarter and comparisons of sequential quarters may not be meaningful.

Regulation

The mortgage industry is subject to a highly complex legal and regulatory framework. Our business is subject to extensive regulation and oversight by federal, state and local governmental authorities, including the Consumer Financial Protection Bureau ("CFPB") and various state licensing, supervisory and administrative agencies. From time to time, we also receive requests from such governmental authorities for records, documents and information relating to the policies, procedures and practices of our loan servicing, origination and collection activities. In addition, we are also subject to periodic reviews and audits from the GSEs, Ginnie Mae, the CFPB, HUD, the USDA, the VA, state regulatory agencies and others. Our operations are also subject to federal and state laws and regulations relating to privacy, data protection and data security. The legal and regulatory environment in which we operate is also constantly evolving as statutes, regulations and practices, and interpretations thereof, that are in place may be amended or otherwise change, and new statutes, regulations and practices may be enacted, adopted or implemented.

These and other laws and regulations directly affect our business and require constant compliance monitoring and internal and external audits and examinations by federal and state regulators. We work diligently to assess and understand the implications of the complex regulatory environment in which we operate and strive to meet the requirements of this constantly changing environment. We dedicate substantial resources to regulatory compliance while at the same time striving to meet the needs and expectations of our customers, clients and other stakeholders. Notwithstanding these efforts, there can be no assurance that we will be able to remain in compliance with these requirements. See "Risks Related to Regulatory Environment" under the section titled "Item 1A. Risk Factors."

Federal Regulation

We are subject to a number of federal consumer protection laws, including:

- the Real Estate Settlement Procedures Act (the "RESPA") and Regulation X thereunder, which, among other things, (i) require certain disclosures to borrowers regarding the costs of mortgage loans, the administration of tax and insurance escrows, the transferring of servicing of mortgage loans, the response to consumer complaints, and payments between lenders and vendors of certain settlement services; and (ii) prohibit giving and accepting a fee, kickback, or anything of value in exchange for the referral of real estate settlement services;

- the Truth in Lending Act (the "TILA") and Regulation Z thereunder, which, in conjunction with the RESPA under the TILA-RESPA Integrated Disclosure Rule, among other things, (i) require certain disclosures to borrowers about their mortgage loan, right to rescind some transactions, notices of transfer of ownership of mortgage loans, servicing rules involving payment processing, and adjustable rate mortgage change notices and periodic statements; (ii) require a reasonable and good faith determination by the lender that the borrower has the ability to repay the loan; (iii) require homeownership counseling for certain mortgage applicants; (iv) require special disclosures and treatment for certain high-cost home loans; and (v) impose restrictions on loan originator compensation;

- the Equal Credit Opportunity Act ("ECOA") and Regulation B thereunder, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act in the extension of credit and require certain disclosures to credit applicants;

- the Fair Housing Act ("Housing Act"), which prohibits discrimination in housing on the basis of race, color, sex, national origin, religion, familial status or disability;

- Regulation N (the Mortgage Acts and Practices Advertising Rule), which prohibits deceptive claims in mortgage advertising and other commercial communications;

- certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), including the Consumer Financial Protection Act, which, among other things, prohibit unfair, deceptive or abusive acts or practices;

- the Federal Trade Commission Act ("FTCA"), the FTC Credit Practices Rules and the FTC Telemarketing Sales Rule, which forbids unfair or deceptive acts or practices and certain related practices;

- the Telephone Consumer Protection Act ("TCPA") and related laws that regulate communications via telephone, text, automatic telephone dialing systems, and artificial and prerecorded voices;

- the Controlling the Assault of Non-Solicited Pornography and Marketing Act, which establishes requirements for those who send unsolicited commercial email;

- the Fair Credit Reporting Act ("FCRA"), as amended by the Fair and Accurate Credit Transactions Act, and Regulation V, which, among other things, regulate the use and reporting of information related to the credit history of borrowers;

- the Home Mortgage Disclosure Act ("HMDA") and Regulation C thereunder, which require financial institutions to collect and report certain loan application, origination and purchase data;

- the Gramm-Leach-Bliley Act ("GLBA") and Regulation P thereunder, which, among other things, require the maintenance of privacy with respect to certain consumer data and periodic communications with consumers on privacy matters;

- the Homeowners Protection Act ("HPA"), which requires the cancellation of private mortgage insurance once certain equity levels are reached, sets disclosure and notification requirements, and requires the return of unearned premiums;

- the Secure and Fair Enforcement for Mortgage Licensing Act ("SAFE Act"), which requires all states to enact laws requiring each individual who originates residential mortgage loans to be licensed or registered as a mortgage loan originator;

- federal anti-money laundering laws, including the Bank Secrecy Act and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, and the implementing regulations and sanctions programs of the United States Department of the Treasury;

- the Electronic Fund Transfer Act of 1978 ("EFTA") and Regulation E, thereunder, which provide certain protections for consumers engaging in electronic fund transfers;

- federal financial protection statutes applicable to certain eligible service members, including the Military Lending Act ("MLA") and Servicemembers Civil Relief Act ("SCRA"); and

- the Bankruptcy Code and bankruptcy injunctions and stays, which can restrict collection of debts.

We are also subject to a variety of regulatory and contractual obligations imposed by the GSEs, Ginnie Mae, the VA, the FHA, and others.

In addition, the CFPB was established to ensure that consumers receive clear and accurate disclosures regarding financial products and to protect consumers from unfair, deceptive or abusive acts or practices, among other things. The CFPB influences the regulation of residential mortgage loan originations and servicing in several ways. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage originators and servicers, such as us, including the TILA, RESPA, and ECOA. The CFPB has been active and continues to amend rules and regulations within its purview. For example, the CFPB has issued rules and regulations that have expanded the scope of data required to be collected and reported for loan applicants and imposed requirements relating to repayment ability and qualified mortgage standards. These rules impose significant compliance burdens, for example, by requiring us to collect and submit data to regulators and to retain evidence of compliance, and any failures to comply, including any inadvertent errors, could result in the CFPB or other regulators imposing fines on or taking other enforcement actions relating to us.

The CFPB's jurisdiction includes those persons originating, brokering, servicing or collecting residential mortgage loans and those persons performing loan modification or foreclosure relief services in connection with such loans. The CFPB has broad supervisory and enforcement powers with regard to non-depository institutions, such as us, that engage in the origination and servicing of home loans. The CFPB has conducted routine examinations of our business and we expect it to conduct future examinations. The CFPB can also bring enforcement actions, impose monetary penalties, require remediation of practices, pursue administrative proceedings or litigation and obtain cease and desist orders for violations of applicable federal consumer financial laws. The CFPB has been active in investigations and enforcement actions and has issued civil money penalties to parties when the CFPB has determined that such parties have violated the laws and regulations it enforces.

State Regulation

The SAFE Act requires all states to have laws that require individual mortgage loan originators employed by non-depository institutions, such as us, to be licensed to offer mortgage loan products. States also impose entity- and branch-level licensing obligations on us. As a result, we are subject to various state licensing requirements. These state licensing requirements generally require individual loan originators to register in a nationwide licensing system, submit information for a character and fitness review, submit to a criminal background check, complete a minimum number of hours of pre-licensing education, complete an annual minimum number of hours of continuing education and successfully complete an examination. Upon issuance of a license, we become subject to regulatory oversight, supervision, and enforcement activity to determine compliance with applicable law. To conduct our residential mortgage operations in the United States, we are licensed in 49 states and the District of Columbia.

In addition to the above, state laws and regulations, among other things:

- require the filing of reports with regulators and compliance with state regulatory capital requirements;

- impose maximum terms, amounts and interest rates, and limit other charges;

- impose consumer privacy rights and other obligations that may require us to notify customers, employees, state attorneys general, regulators, and others in the event of a security breach;

- regulate servicing activities, including disclosures, payment processing, loss mitigation and foreclosure, servicing fees, and escrow account administration;

- prohibit discrimination and various forms of "predatory" lending and place obligations on lenders to substantiate that a client will derive a tangible benefit from the proposed home financing transaction and/or have the ability to repay the loan;

- regulate whether and under what circumstances we may offer insurance and other ancillary products in connection with a lending transaction; and

- provide for additional consumer protections.

State laws and regulations, and interpretations thereof, vary from state to state, and these laws, regulations and interpretations may change and/or may be vague or interpreted only rarely.

Additionally, our business is subject to numerous state laws that are continuously changing, including laws related to mobile- and internet-based businesses, data privacy (including the California Consumer Privacy Act and similar or other data privacy laws enacted by other states) and advertising laws. One of our subsidiaries, Mission Village Insurance Agency, is also subject to certain laws and regulations governing insurance activities.

State attorneys general, state licensing regulators and state and local consumer protection offices also have the authority to investigate consumer complaints, commence investigations and other formal and informal proceedings, and take enforcement actions and impose remedies on or regarding our operations and activities.

See also "Risks Related to Regulatory Environment" under the section titled "Item 1A. Risk Factors."

Human Capital Resources

At the heart of our Company is our culture, grounded in strong values, innovation, creativity and collaboration. We believe our culture sets us apart and is the backbone of our success. It has enabled us to continuously innovate and evolve to navigate the dynamic mortgage market. This has given us the ability to attract, develop and retain top talent throughout our organization. We also believe our culture positions us as an acquisition partner of choice and a preferred platform for top mortgage originators of originating and servicing businesses we acquire. As of December 31, 2023 we employed more than 4,200 employees throughout the United States. None of the employees are covered by a collective bargaining agreement.

Guild is an inclusive organization and encourages open and honest dialogue across employees, clients and partners. We have a diverse leadership team across each of our business lines. Our leadership team has an average of 23 years of industry experience, has worked at Guild for an average of 11 years and includes top performers from the businesses that Guild has acquired. We have high employee retention, as well as a successful recruiting program, because we empower our employees, maintain a culture that supports collaboration and development and provide our employees with the tools and resources they need to be successful. Over the last five years, ending December 31, 2023, 75% of our originations were produced from loan officers who are still with us today.

Employee Retention and Development

We empower our loan officers through our coaching program, Elevate, designed to support loan officers at each stage of their careers. Elevate provides a roadmap to develop highly productive partnerships with referral networks. The program is taught by our highest producing loan officers and allows participants to learn effective solutions from their peers. The program also furthers our goal of creating a collaborative culture by engaging our national sales team to share best practices with their peers around the country. Participating loan officers have consistently achieved increased average productivity following participation in the program.

Additionally, we provide branch managers coaching through our LIFT program, which is designed to help branch managers learn, inspire, focus and thrive. Our branch manager coaching program is led by our retail production leadership and highly productive managers to drive peer-to-peer learning at the management level.

We have an internal online training system, Guild University, that is focused on all aspects of employee training, including employee development, productivity, management, and compliance.

Community Involvement

We believe strongly in supporting the communities in which we operate. To that end, Guild and its employees give back to the neighborhoods and communities we serve through sustained investment of time and resources, including through our Guild Giving Foundation. As encouragement to continue to give back to communities, Guild offers paid time off to our employees for volunteer hours. In addition, the Guild Giving Foundation partially matches employee contributions to charities of their choosing. Throughout our branch locations as well as our corporate headquarters in San Diego, local community involvement is a continual part of connecting with the neighborhoods we serve. Being involved in our local communities not only drives employee engagement, but it also develops our referral network and enhances business relationships.

Available Information

We file or furnish annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The SEC maintains a website that contains reports, proxy and information statements, and other information regarding companies, like Guild, that file electronically with the SEC. The address of that site is www.sec.gov.

Guild's website is www.guildmortgage.com and the investor relations portion of our website is http://ir.guildmortgage.com. The content of our website is not incorporated by reference into this Annual Report or in any other report or document we file. We make available free of charge on our website, or provide a link to, our Forms 10-K, Forms 10-Q and Forms 8-K and any amendments to these documents, that are filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. To access these filings, go to the investor relations portion of our website and click on "SEC Filings."

Trademarks and Trade Names

Our logo and any trade names of Guild appearing in this Annual Report are our property. This Annual Report also contains trademarks and trade names of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Industry and Other Data

Certain industry data and market data included in this Annual Report were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies, and industry publications and surveys.

All of the industry data, market data and related estimates used in this Annual Report involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Although we have no reason to believe that the information from these surveys and industry publications is not reliable, we have not independently verified this information and cannot guarantee its accuracy or completeness. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us.

ITEM 1A. RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the risk factors described below before investing in our Class A common stock. Discussion of these factors is incorporated by reference into and considered an integral part of Part II, Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

If any of these risks materialize, it could materially and adversely affect our business, prospects, financial condition, results of operations, and the market price and liquidity of our Class A common stock, which could cause you to lose all or a significant part of your investment in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we currently see as immaterial may also adversely affect our business. Some statements in this Annual Report, including statements included in the following risk factors, constitute forward-looking statements. Please refer to "Cautionary Statement Regarding Forward-Looking Statements."

<p style="text-align:center">Risks Related to Our Business</p>

A disruption in the secondary home loan market or our ability to sell the loans that we originate could have a detrimental effect on our business.

Demand in the secondary market for home loans and our ability to sell the mortgages that we originate depend on many factors that are beyond our control, including general economic conditions, the willingness of lenders to provide funding for and purchase home loans and changes in regulatory requirements. Our inability to sell the mortgages that we originate in the secondary market in a timely manner and on favorable terms could be detrimental to our business. In particular, we sell the majority of the mortgages that we originate to the GSEs and Ginnie Mae, and the gain recognized from these sales represents a significant portion of our revenues and net earnings. If it is not possible or economical for us to continue selling mortgages to the GSEs or other loan purchasers, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Macroeconomic and U.S. residential real estate market conditions have and may continue to materially and adversely affect our revenue and results of operations.

Our business has been, and will continue to be, affected by a number of factors that are beyond our control, including the health of the U.S. residential real estate industry, which is seasonal, cyclical, and affected by changes in general economic conditions. Furthermore, our clients' and potential clients' income, and thus their ability and willingness to make home purchases and mortgage payments, may be negatively affected by macroeconomic factors such as rising inflation rates and the responses by central banking authorities to control such inflation, rising interest rates, unemployment, wage deflation, changes in property values and taxes, recent and potential future disruptions in access to bank deposits and lending commitments due to bank failures, and the availability and cost of credit. In addition, continuing low inventory levels of homes for sale and housing generally, together with high home prices have depressed and may continue to depress home loan purchase activity. These macroeconomic factors have and may continue to adversely affect our origination volume.

Increased delinquencies could also increase the cost of servicing existing mortgages and could be detrimental to our business. Lower servicing fees could result in decreased cash flow, and also could decrease the estimated value of our MSRs, resulting in recognition of losses when we write down those values. In addition, an increase in delinquencies lowers the interest income we receive on cash held in collection and other accounts and increases our obligation to advance certain principal, interest, tax, and insurance obligations owed by the delinquent mortgage loan borrower.

Because we are highly dependent on certain U.S. government-sponsored entities and government agencies, we may be adversely impacted by any organizational or pricing changes or changes in our relationship with these entities and agencies.

A substantial portion of the loans we originate are loans eligible for sale to the GSEs, and government insured or guaranteed loans, such as loans backed by the FHA, the VA and the USDA, eligible for Ginnie Mae securities issuance. The future of GSEs is uncertain, including with respect to how long they will continue to be in existence, the extent of their roles in the market and what forms they will have, and whether they will be government agencies, government-sponsored agencies or private for-profit entities. The GSEs also require us to maintain certain operating and financial covenants. Financial covenants include minimum net worth, minimum liquidity, minimum of total liquid assets, and maximum ratio of adjusted net worth to total assets. A breach of these covenants could prevent us from selling mortgage loans to one or all of these investors in the secondary market.

If the operation of the GSEs is discontinued or reduced, if there is a significant change in their organization, capital structure, financial condition, pricing and underwriting criteria, activity levels or roles in the primary or secondary mortgage markets, or if we lose approvals with those agencies or our relationships with those agencies is otherwise adversely affected, our business, financial condition and results of operations could be adversely affected.

Changes in prevailing interest rates or U.S. monetary policies have had and may continue to have a detrimental effect on our business.

Our profitability is directly affected by changes in interest rates. The market value of closed loans held for sale and interest rate locks generally changes along with interest rates. Increasing interest rates currently being experienced in the U.S. have adversely impacted our origination volume because refinancing an existing loan is less attractive for homeowners and qualifying for a purchase loan is more difficult for some borrowers. Furthermore, increasing interest rates have also adversely affect our margins due to increased competition among originators. On the other hand, decreasing interest rates may cause a large number of borrowers to refinance, which could result in the loss of future net servicing revenues with an associated write-down of the related MSRs. As such, volatility in prevailing interest rates have had and may continue to have a detrimental effect on our financial performance and results of operations. Many factors beyond our control impact interest rates, including economic conditions, governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and disorder and instability in domestic and foreign financial markets. Changes in monetary policies of the Federal Reserve System could influence not only consumer demand for mortgages but also the fair value of our financial assets and liabilities.

We pursue hedging strategies to mitigate our exposure to adverse changes in interest rates, including with respect to loans held for sale and interest rate locks. Hedging interest rate risk, however, is a complex process, requiring sophisticated models and constant monitoring, and is not a perfect science. Due to interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. If we engage in derivative transactions, we will be exposed to credit and market risk. If a counterparty fails to perform, counterparty risk exists to the extent of the fair value gain in the derivative. Interest rate risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. In addition, we may not engage in hedging strategies with respect to all or a portion of our exposure to changes in interest rates at any given time, or may engage in hedging strategies to a degree or in a manner that is different from that of other companies in our industry. Failure to effectively manage interest rate risk could have a material adverse effect on our business.

Our servicing rights are subject to termination with or without cause.

The servicing agreements under which we service mortgage loans for GSE and non-GSE loan purchasers require that we comply with certain servicing guidelines and abide by certain financial and restrictive covenants. Under the terms of our master servicing agreements with the GSEs and non-GSEs that purchase the loans we originate, the loan purchasers generally retain the right to terminate us as servicer of the loans we service on their behalf, with or without cause. If we were to have our MSRs terminated on a material portion of our servicing portfolio, or if our costs related to servicing mortgages were increased by the way of additional fees, fines or penalties or an increase in related compliance costs, this could materially and adversely affect our business.

If a significant number of our warehouse lines of credit, on which we are highly dependent, are terminated or reduced, we may be unable to find replacement financing on favorable terms, or at all, which would have a material adverse effect on us.

We fund substantially all of the mortgage loans we close through borrowings under our loan funding facilities (which we refer to as warehouse lines of credit) and funds generated by our operations. Our borrowings are in turn generally repaid with the proceeds we receive from mortgage loan sales. We depend upon several lenders to provide warehouse lines of credit for our loans. For a summary of our warehouse lines of credit and other debt facilities, see the section of this Annual Report entitled "Debt Obligations" under "Liquidity, Capital Resources and Cash Flows" in "Part II, Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations."

In the event that any of our loan funding facilities is terminated or is not renewed, or if the principal amount that may be drawn under our funding agreements were to decrease significantly, we may be unable to find replacement financing on commercially favorable terms, or at all, which could be detrimental to our business. Our liquidity may be further constrained as there may be less demand by investors to acquire our mortgage loans in the secondary market. Further, if we are unable to refinance or obtain additional funds for borrowing, our ability to maintain or grow our business could be limited.

Our ability to refinance existing debt and borrow additional funds to fund our current and future loan production, servicing advances and other cash needs is unknown and is affected by a variety of factors, including:

- limitations imposed under existing and future financing facilities that contain restrictive covenants and borrowing conditions that may limit our ability to raise additional debt;
- a decline in liquidity in the credit markets;
- prevailing interest rates;
- the financial strength of the lenders from whom we borrow;
- the decision of lenders from whom we borrow to reduce their exposure to mortgage loans due to a change in such lenders' strategic plan, future lines of business or otherwise;
- the amount of eligible collateral pledged on advance facilities, which may be less than the borrowing capacity of the facility;
- the large portion of our loan funding facilities that is uncommitted;
- more stringent financial covenants in our refinanced facilities, with which we may not be able to comply; and
- accounting changes that impact calculations of covenants in our debt agreements.

If the refinancing or borrowing guidelines become more stringent and those changes result in increased costs to comply or decreased origination volume, those changes could be detrimental to our business.

Our loan funding facilities contain covenants that include certain financial requirements, including maintenance of maximum adjusted leverage ratio, minimum net worth, minimum tangible net worth, minimum current ratio, minimum liquidity, adjusted pre-tax net income, and other customary debt covenants, as well as limitations on additional indebtedness, dividends, sales of assets, and declines in the mortgage loan servicing portfolio's fair value. A breach of these covenants can result in an event of default under these facilities and as such allow the lenders to pursue certain remedies. In addition, our loan facilities include cross default or cross acceleration provisions that could result in most, if not all, of our loan facilities terminating if an event of default or acceleration of maturity occurs under one facility. If we are unable to satisfy, or obtain waivers for, the continuing covenants, we may lose the ability to borrow under all of our financing facilities, which could be detrimental to our business.

Our existing and any future indebtedness could adversely affect our ability to operate our business, our financial condition or the results of our operations.

Our existing and any future indebtedness could have important consequences, including:

- requiring us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures or other corporate purposes;
- increasing our vulnerability to general adverse economic, industry and market conditions;
- subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;
- limiting our ability to plan for and respond to business opportunities or changes in our business or industry; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

Failure to make payments or comply with other covenants under our existing debt instruments could result in an event of default. If an event of default occurs and the lender accelerates the amounts due, we may need to seek additional financing, which may not be available on acceptable terms, in a timely manner or at all. In that event, we may not be able to make accelerated payments, and the lender could seek to enforce security interests in the collateral securing such indebtedness, which includes substantially all of our assets.

If we do not maintain and improve the technology infrastructure that supports our origination and servicing platform or if we suffer any significant disruption in service on our platform, our ability to serve our clients may be materially and adversely impacted.

Our ability to serve our clients depends on the reliable performance of our technology infrastructure. Interruptions, delays or failures in these systems, whether due to adverse weather conditions, natural disasters, power loss, computer viruses, cybersecurity attacks, physical break-ins, terrorism, hardware failures, errors in our software or otherwise, could be prolonged and could affect the security or availability of our platform and our ability to originate and service mortgages. Furthermore, we incur ongoing substantial expense maintaining, updating, and adapting our technology, and cybersecurity infrastructure. However, our infrastructure and disaster recovery planning may be insufficient to prevent or mitigate these and other events or occurrences. The reliability and security of our systems, and those of certain third parties, is important not only to facilitating our origination and servicing of mortgages, but also to maintaining our reputation and ensuring the proper protection of our confidential and proprietary information and the data of mortgage borrowers and other third parties that we possess or control or to which we have access. Operational failures or prolonged disruptions or delays in the availability of our systems could harm our business, brand, reputation, operating results, financial condition, and prospects.

Acquisitions and investments have in the past, and may in the future, cause our financial results to differ from our expectations or the expectations of the investment community and we may not be able to achieve anticipated benefits from such acquisitions and investments.

We have acquired and may in the future acquire or make investments in, complementary or what we view as strategic businesses, services or products. The ultimate success of these acquisitions will depend, in part, on our ability to successfully combine and integrate the acquired companies into our business, and realize the synergies and anticipated strategic, financial and other benefits from the acquisitions or investments. We may not be able to achieve the anticipated benefits of an acquisition or investment within the anticipated time frame, or at all.

The integration of any acquired company may result in material challenges, including, without limitation:

- coordinating geographically separate organizations with increased operations in jurisdictions in which we previously did not operate and subject to regulations and regulatory authorities to which we previously were not subject;
- undisclosed liabilities that were not discovered during the diligence process;
- managing a larger combined business;
- retaining key management and other employees and maintaining employee morale, and retaining existing business relationships with customers, real estate professionals and other counterparties;
- the possibility of faulty assumptions underlying expectations regarding the integration process and/or our inability to integrate future acquisitions in the same manner, or with the same degree of success, as we have integrated past acquisitions;
- unanticipated issues in integrating information technology, communications and other systems;
- that the business and assets we acquire might not perform at levels we expect, and we may not be able to achieve the anticipated synergies;
- the possibility that we incur additional indebtedness to pay for such acquisition, thereby increasing our leverage and diminishing our liquidity, or issue equity, which could result in dilution to our stockholders;

- the failure of such acquired company to continue to grow under our ownership;
- the impact from revisions to forecasted amounts on the fair value of contingent liabilities related to our completed acquisitions, or disputes that may arise out of earn-outs, escrows, and other arrangements related to an acquisition of a company; and
- unforeseen expenses, costs, liabilities or delays associated with such acquisition.

Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Pressure from existing and new competitors may adversely affect our business, operating results, financial condition and prospects.

We operate in a highly competitive industry that could become even more competitive due to economic, legislative, regulatory, and technological changes. We face significant competition for clients from bank and nonbank competitors, including national and regional banks, mortgage banking companies, financial technology companies, and correspondent lenders. Many of our competitors are significantly larger and have significantly more resources, greater name recognition, and more extensive and established retail footprints than we do.

Our ability to compete successfully will depend on a number of factors, including our ability to build and maintain long-term client relationships while ensuring high ethical standards and sound lending and servicing practices, the scope, relevance and pricing of products and services that we offer, our continuing relationships with the GSEs and other key secondary market investors, our clients' satisfaction with our products and services, industry and general economic trends, and our ability to keep pace with technological advances in the industry.

Our failure to compete effectively in our markets could restrain our growth or cause us to lose market share, which could have a material adverse effect on our business, prospects, financial condition, and results of operations. Although we have expanded our presence across the United States with recent acquisitions, we may face a competitive disadvantage as a result of our concentration primarily in the Northwest United States and will be unable, as compared to our more geographically diversified peers, to spread our operating costs across a broader market. Furthermore, a cyclical decline in the industry's overall loan origination volume, or decreased demand for loans due to a higher interest rate environment, which we believe may continue as part of the Federal Reserve's efforts to combat rising inflation, have led, and may in the future lead, to increased competition for remaining loan originations. Any increase in these competitive pressures could have an adverse effect on our business, prospects, financial condition, and results of operations.

Our failure to maintain or grow our historical referral relationships with our referral partners may materially and adversely affect our business, operating results, financial condition and prospects.

A substantial portion of our mortgage origination leads are sourced through an established network of referral partners with which we have longstanding relationships, including realtors, builders, and other partners. Our failure to maintain or grow these relationships could significantly decrease our origination volume and materially and adversely affect our business, operating results, financial condition, and prospects. In addition, changes in the real estate and home construction industries, or in the relationships between those industries and the mortgage industry, could adversely affect our business and operating results, financial condition, and prospects. For example, in recent years, there has been an increase in products and services designed to facilitate home sales without the involvement of realtors, as well as the recent antitrust lawsuits challenging the buyers' broker commissions which may further impact the industry, and if the role of realtors in the sales process declines as a result of these developments, our business could be adversely affected if we are unable to adapt to such developments in a manner that preserves our loan origination leads.

We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.

During any period in which our clients are not making payments on loans we service, including during defaults, delinquencies, forbearances, and in certain circumstances where a client prepays a loan, we generally are required under our servicing agreements to advance our own funds to pay principal and interest, property taxes and insurance premiums, legal expenses, and other expenses. In addition, in the event a loan serviced by us defaults or becomes delinquent, or to the extent a mortgagee under such loan is allowed to enter into a forbearance by applicable law or regulation, the repayment to us of any advance related to such events may be delayed until the loan is repaid or refinanced or liquidation occurs. Any delay or impairment in our ability to collect an advance may materially and adversely affect our liquidity, and delays in reimbursements of us, or our inability to be reimbursed, for advances could be detrimental to our business. Market disruptions such as the COVID-19 pandemic and the response, including through the Coronavirus Air, Relief, and Economic Security Act (the "CARES Act"), enacted on March 27, 2020, have in the past and may in the future increase the number of defaults, delinquencies or forbearances related to the loans we service, increasing the advances we make for such loans, which we may not recover in a timely manner or at all. In addition, any regulatory actions that lengthen the foreclosure process could increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances, and increase the costs incurred during the foreclosure process. While we have in the past utilized prepayments and payoffs to make advances, such sources, and other sources of liquidity available to us, may not be sufficient in the future, and our business, financial condition, and results of operations could be materially and adversely affected as a result.

A substantial portion of our assets are measured at fair value. From time to time our estimates of their value prove to be inaccurate and we are required to write them down.

We record the value of our MSRs, interest rate lock commitments ("IRLCs"), MLHS, the contingent liabilities related to our completed acquisitions, and our inventory of loans for which we have repurchase rights at fair value. Fair value determinations require many assumptions and complex analyses for which we cannot control many of the underlying factors. From time to time our estimates may change or may prove to be incorrect and we may be required to write down the value of these assets, which could adversely affect our earnings, financial condition, and liquidity.

In particular, our estimates of the fair value of our MSRs are based on the cash flows projected to result from the servicing of the related mortgage loans and continually fluctuate due to a number of factors, including prepayment rates and other market conditions that affect the number of loans that ultimately become delinquent or are repaid or refinanced. These estimates are calculated by a third party using complex financial models that account for a high number of variables that drive cash flows associated with MSRs and anticipate changes in those variables over the life of the MSR. As such, the accuracy of our estimates of the fair value of our MSRs are highly dependent upon accuracy of the models and the variables and assumptions that we build into them. If loan delinquencies or prepayment speeds are higher than anticipated or other factors perform worse than modeled, the recorded value of certain of our MSRs may decrease, which could adversely affect our business, financial condition and results of operations.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes and to develop and market attractive products and services.

The mortgage industry is continually undergoing rapid technological change with frequent introductions of new products and services. We seek to differentiate ourselves by the range of mortgage programs we offer and rely on our internally-developed technology to make our platform available to our loan officers, evaluate mortgage applicants, service loans and enable greater operational efficiency. Our future success and growth depend, in part, upon our ability to develop new products and services that satisfy changing client demand and use technology to provide a desirable client experience and to create additional efficiencies in our operations. If we fail to predict demand and develop, commercialize, and achieve acceptance of attractive products and services, our business and prospects could be adversely affected. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays, may cause us to fail to comply with applicable laws, and may cause us to incur additional expenses, which may be substantial. Failure to keep pace successfully with technological change affecting the mortgage industry and avoid interruptions, errors and delays could have a material adverse effect on our business, financial condition or results of operations.

Adverse events to our clients could occur, which can result in substantial losses that could adversely affect our financial condition.

A client's ability or willingness to repay his or her mortgage may be adversely affected by numerous factors, including a loss of or change in employment or income, weak macro-economic conditions, increases in payment obligations to other lenders and deterioration in the value of the home that serves as collateral for the loan. Increases in delinquencies or defaults related to these and other factors may adversely affect our business, financial condition, liquidity and results of operations and may also cause decreased demand in the secondary market for loans originated through Guild. In addition, higher risk loans incur greater servicing costs because they require more frequent interaction with clients and closer monitoring and oversight. We may not be able to pass along these additional servicing costs associated with higher-risk loans to our clients and they could result in substantial losses that could adversely affect our financial condition.

Our business could be materially and adversely affected by a cybersecurity breach or other vulnerability involving our computer systems or those of certain of our third-party service providers.

In the ordinary course of our business, we and the third parties upon which we rely, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) proprietary, confidential, and sensitive data, such as financial information.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities have, and continue to threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, and the third parties upon which we rely, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, which could materially disrupt our systems and operations, supply chain, and ability to distribute our services.

Our systems and those of certain of our third-party service providers could be vulnerable to hardware and cybersecurity issues. We and the third parties upon which we rely may be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

To the extent we or our systems rely on third-party service providers through either a connection to, or an integration with, those third-parties' systems, the risk of cybersecurity attacks and loss, corruption or unauthorized publication of our information or the confidential information of our clients, employees, and others, may increase. We rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. Other third-party risks may include data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures may be inadequate. Any damage or failure that causes an interruption in the operations of our third-party service providers could have an adverse effect on our business, operating results, financial condition and prospects. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

We currently have a hybrid work environment in which a portion of our workforce may work in-person and some may work remotely. A hybrid work environment may exacerbate certain risks to our business, including increasing the stress on, and our vulnerability to disruptions of, our technology infrastructure and computer systems, increased risk of phishing, ransomware, and other cybersecurity attacks, and increased risk of unauthorized dissemination of personal or confidential information.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies.

Any or all of the issues described above could adversely affect our ability to attract new clients and continue our relationship with existing clients and could subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, thereby harming our business, operating results, financial condition and prospects. These disruptions could jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, including personal or confidential information of our clients, employees and others, which may result in significant liability and damage our reputation. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

While we have implemented security measures designed to protect against security incidents, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminals intent on committing cyber-crime and any measures we employ may not be successful in preventing, detecting or stopping attacks. The increasing sophistication and resources of cyber criminals and other non-state threat actors and increased actions by nation-state actors make keeping up with new threats difficult and could result in a breach of security. Controls employed by our information technology department and our third-party service providers, including cloud vendors, could prove inadequate and we may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. We may expend significant resources or modify our business activities to try to protect against security incidents. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Operating and growing our business may require additional capital, and if capital is not available to us, our business, operating results, financial condition, and prospects may suffer.

Operating and growing our business is expected to require further investments in our technology and operations. We may be presented with opportunities that we want to pursue, and unforeseen challenges may present themselves, either of which could cause us to require additional capital. If our cash needs exceed our expectations or we experience rapid growth, we could experience strain in our cash flow, which could adversely affect our operations in the event we were unable to obtain other sources of liquidity. If we seek to raise funds through equity or debt financing, those funds may prove to be unavailable, may only be available on terms that are not acceptable to us or may result in significant dilution to you or higher levels of leverage. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition, and prospects could be materially and adversely affected.

We are subject to certain operational risks, including, but not limited to, employee or customer fraud, the obligation to repurchase sold loans in the event of a documentation error, and data processing system failures and errors.

Employee errors and employee and client misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include, among other things, improper use of confidential information and fraud. It is not always possible to prevent employee errors and misconduct or documentation errors, and the precautions we take to prevent and detect this activity may not be effective in all cases. In addition, we rely heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information and valuation, and employment and income documentation, in deciding which loans we will originate as well as the terms of those loans. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to the mortgage being funded, the value of that mortgage may be significantly lower than expected, or we may fund a mortgage that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the mortgage applicant or another third party, we generally bear the risk of loss associated with such misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to identify, and it is often difficult to recover any of the monetary losses we may suffer. These risks could adversely affect our business, results of operation, financial condition, and reputation.

We are periodically required to repurchase mortgage loans that we have sold or indemnify purchasers of our mortgage loans.

At the time a loan is sold to an investor, we make certain representations and warranties. If defects are subsequently discovered in these representations and warranties that cause a loan to no longer satisfy the applicable investor eligibility requirements, we may be required to repurchase that loan. We are also required to indemnify several of our investors for borrowers' prepayments and defaults. In addition, with respect to delinquent Ginnie Mae mortgage loans that we service, we are required to repurchase such loans prior to foreclosing and liquidating the mortgaged properties securing such loans. Ginnie Mae has historically accounted for a significant portion of the UPB of our servicing portfolio.

We have established a reserve for repurchase and indemnification obligations. Actual repurchase and indemnification obligations could materially exceed the reserves we have recorded in our financial statements. There can be no guarantee that future losses will not be in excess of the recorded liability.

Seasonality may cause fluctuations in our financial results.

The mortgage origination industry can be seasonal. We typically experience an increase in our mortgage origination activity during the second and third quarters and reduced activity in the first and fourth quarters as homebuyers tend to purchase their homes during the spring and summer in order to move to a new home before the start of the school year. Accordingly, our loan origination revenues vary from quarter to quarter and comparisons of sequential quarters may not be meaningful.

If we fail to protect our brand and reputation, our ability to grow our business and increase the volume of mortgages we originate and service may be adversely affected.

Maintaining strong brand recognition and a reputation for trustworthiness and for delivering a superior client experience is important to our business. If we fail to protect our brand and deliver on these expectations, or if negative public opinion relating to Guild or other mortgage industry participants resulting from actual or alleged conduct in mortgage origination, servicing or other activities, government oversight or regulation, litigation or other matters should occur, these events could harm our reputation and damage our ability to attract and retain clients or maintain our referral network, which could adversely affect our business. Our reputation may also be negatively impacted by our environmental, social and governance practices and disclosures, including climate change practices and disclosures.

We could be forced to incur greater expense marketing our brand or maintaining our reputation in the future to preserve our position in the market and, even with such greater expense, we may not be successful in doing so. Many of our competitors have more resources than we do and can spend more advertising their brands and services. If we are unable to maintain or enhance consumer awareness of our brand cost-effectively and maintain our reputation, or otherwise experience negative publicity, our business, operating results, financial condition and prospects could be materially and adversely affected.

We are subject to certain risks associated with investing in real estate and real estate related assets, including risks of loss from adverse weather conditions, man-made or natural disasters, pandemics, terrorist attacks and the effects of climate change.

Weather conditions and man-made or natural disasters such as hurricanes, tornadoes, earthquakes, pandemics, floods, droughts, fires, and other environmental conditions can adversely impact properties that we own or that collateralize loans we own or service, as well as properties where we conduct business. Future adverse weather conditions and man-made or natural disasters could also adversely impact the demand for, and value of, our assets, as well as the cost to service or manage such assets, directly impact the value of our assets through damage, destruction or loss, and thereafter materially impact the availability or cost of insurance to protect against these events. Terrorist attacks and other acts of violence, including the Russia-Ukraine conflict and the Israel-Hamas war, have caused and may continue to cause consumer confidence and spending to decrease or result in disruptions in U.S. financial markets and negatively impact the U.S. economy in general. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition, and results of operations.

Potentially adverse consequences of global warming and climate change, including rising sea levels and increased intensity of extreme weather events, could similarly have an impact on our properties and the local economies of certain areas in which we operate. Although we believe the properties collateralizing our loan assets or underlying our MSR assets are appropriately covered by insurance, we cannot predict at this time if we or our borrowers will be able to obtain appropriate coverage at a reasonable cost in the future, or if we will be able to continue to pass along all of the costs of insurance. There also is a risk that one or more of our property insurers may not be able to fulfill their obligations with respect to claims payments due to a deterioration in its financial condition or may even cancel policies due to increasing costs of providing insurance coverage in certain geographic areas.

Certain types of losses, generally of a catastrophic nature, that result from events described above such as earthquakes, floods, hurricanes, tornados, terrorism, acts of war, and pandemics, may also be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. Any uninsured loss could result in the loss of cash flow from, and the asset value of, the affected property, which could have an adverse effect on our business, financial condition, liquidity, and results of operations.

If we are unable to attract, integrate and retain qualified personnel, our ability to develop and successfully grow our business could be harmed.

Our business depends on our ability to retain our key executives and management and to hire, develop and retain qualified loan officers and other employees. Our ability to expand our business depends on our being able to hire, train and retain sufficient numbers of employees to staff our in-house servicing centers, as well as other personnel. Our success in recruiting highly skilled and qualified personnel can depend on factors outside of our control, including the strength of the general economy and local employment markets and the availability of alternative forms of employment. Additionally, any alleged violation of applicable wage laws or other labor-or employment-related laws could result in challenges in recruiting and retention. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could have a material and adverse effect on our business, operating results, financial condition and prospects.

Our risk management strategies may not be fully effective in mitigating our risk exposures in all market environments or against all types of risk.

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including market, interest rate, credit, liquidity, operational, cybersecurity, legal, regulatory and compliance risks, as well as other risks that we may not have identified or anticipated. As our products and services change and grow and the markets in which we operate evolve, our risk management strategies may not always adapt to those changes in a timely or effective manner. Some of our methods of managing risk are based upon our use of observed historical market behavior and management's judgment. As a result, these methods may not predict future risk exposures, which could be different or significantly greater than the historical measures indicate. Although we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the timing of such outcomes. Any of these circumstances could have an adverse effect on our business, financial condition and results of operations.


Risks Related to Regulatory Environment


Changes in, or our failure to comply with, the highly complex legal and regulatory framework applicable to our mortgage loan origination and servicing activities could harm our business, operating results, financial condition, and prospects.

The mortgage industry is subject to a highly complex legal and regulatory framework. In addition to the licensing requirements for each of the jurisdictions in which we originate or service loans, we must comply with a number of federal, state, and local consumer protection and other laws including, among others, the TILA, RESPA, ECOA, Housing Act, TCPA, GLBA, EFTA, SCRA, MLA, Homeowners Protection Act, Home Mortgage Disclosure Act, SAFE Act, FTCA, Dodd-Frank Act, federal, state and local laws designed to discourage predatory lending and servicing practices, prohibit unfair, deceptive, or abusive acts or practices, protect customer privacy, and regulate debt collection and consumer credit reporting, and state foreclosure laws. These and other laws and regulations directly affect our business and require constant compliance monitoring, internal and external audits, and examinations by federal and state regulators. Changes to the laws, regulations, and guidelines relating to the origination and servicing of mortgages, including those already adopted and those that may in the future be adopted, their interpretation or the manner in which they are enforced, could render our current business practices non-compliant or make compliance more difficult or expensive.

As a non-depository lending and servicing institution, we are subject to the regulatory authority of the CFPB, including, without limitation, its authority to conduct investigations, bring enforcement actions, impose monetary penalties, require remediation of practices, pursue administrative proceedings or litigation, and obtain cease and desist orders for violations of applicable federal consumer financial laws. The CFPB has been active in investigations and enforcement actions, and has issued civil money penalties to parties when the CFPB has determined that such parties have violated the laws and regulations it enforces. Our failure to comply with the federal consumer protection laws and regulations to which we are subject, whether that failure is actual or alleged, could expose us to enforcement actions or potential litigation liabilities. Additional regulatory uncertainty now exists as a result of a decision issued by the United States Court of Appeals for the Fifth Circuit on October 19, 2022, striking down a CFPB rulemaking as a result of its conclusion that the funding structure for the CFPB violates the Appropriations Clause of the U.S. Constitution. Because all CFPB rulemakings depend on the expenditure of CFPB funds, there is a risk that prior CFPB activities, including the promulgation of regulations impacting the mortgage market and upon which lenders, such as Guild, have relied in conducting their activities, may also be deemed unconstitutional.

It is possible that we are not, and will not in the future be, in full compliance with current and future laws and regulations, or interpretations of the foregoing. Our failure, or the failure of our loan officers, other employees, correspondent sellers or others with whom we have business relationships, to operate in compliance with any of the laws, regulations, and guidelines relating to the origination, servicing, and collection of mortgages could result in, among other things, the loss of licenses and approvals required for us to engage in the business of originating, servicing, and collecting mortgage loans, governmental investigations and enforcement actions, damage to our brand and reputation, civil and criminal liability and administrative penalties, which could have a material and adverse effect on our business, operating results, financial condition, and prospects.

The Financial Stability Oversight Council ("FSOC") has recommended that federal and state regulators strengthen the prudential regulation of nonbank mortgage origination and servicing companies and has issued guidance describing the process FSOC would follow if it were to consider making a determination to subject a nonbank financial company to supervision by the Board of Governors of the Federal Reserve System and prudential standards. The FSOC has also been conducting a review of the secondary mortgage market focused on the regulation of the GSEs. Additionally, the Conference of State Bank Supervisors ("CSBS") has issued a proposal for enhancing regulatory prudential standards for nonbank mortgage servicers subject to licensing and supervision by state financial regulators. The CSBS prudential regulatory proposal includes standards for capital, liquidity, risk management, data standards and integrity, data protection and cyber risk, corporate governance, servicing transfer requirements, and change of control requirements. To the extent that the FSOC and other regulators move forward with new prudential reforms of nonbank mortgage originators or servicers (including designating nonbank mortgage companies for heightened prudential regulation by the Federal Reserve), the markets they serve, or the secondary mortgage market, it could materially affect the operating costs, competitiveness, business plan, and prospects of our business.

Our failure to comply with fair lending laws and regulations could lead to a wide variety of negative consequences.

Anti-discrimination statutes, such as the Fair Housing Act, ECOA, and other fair lending laws and regulations prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion, and national origin. The Department of Justice and other federal agencies, including the CFPB, are responsible for enforcing these laws and regulations. In 2015, the U.S. Supreme Court confirmed that the "disparate impact" theory applies to cases brought under the Fair Housing Act, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. As a result, various federal regulatory agencies and departments take the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionately negative effect on a protected class of individuals). Although it is still unclear whether the theory applies under the ECOA, regulatory agencies and private plaintiffs can be expected to continue to apply it to both the Fair Housing Act and ECOA in the context of mortgage loan lending and servicing. Compliance with anti-discrimination prohibitions, and particularly the disparate impact theory, creates a significant administrative burden and potential liability for failure to comply. In addition, regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting fair lending, fair housing and other claims that the practices of lenders and loan servicers result in a disparate impact on protected classes. A successful regulatory challenge to our performance under these fair lending laws and regulations could result in a wide variety of sanctions, including damages, injunctive or equitable relief, and civil money penalties. In addition to reputational harm, such sanctions could have a material adverse effect on our business, financial condition, and results of operations. Beyond exposure to potential fair lending or servicing claims under disparate impact theory, lenders face increasing regulatory, enforcement and litigation risk under the Fair Housing Act and ECOA from claims of "redlining" and "reverse redlining." Redlining is the practice of avoiding providing services to individuals living in communities of color because of the race or national origin of the people who live in those communities. Reverse redlining is targeting an applicant in a certain neighborhood for a higher cost products or services. In late 2021, the Department of Justice launched a "combating redlining initiative" and partnership with other federal and state agencies, including the CFPB, to crack down on discriminatory lending practices, making clear they are a high priority across the financial services regulatory ecosystem. In addition, the CFPB has announced that it intends to use its authority under the Consumer Financial Protection Act to identify, prohibit, and prosecute discrimination as an unfair, deceptive, or abusive act or practices to target discriminatory conduct, even where fair lending laws such as the ECOA may not apply. More restrictive laws and regulations may be adopted in the future, and governmental bodies or courts may interpret existing laws or regulations in a more restrictive manner, which could make compliance more difficult or expensive. Any such changes in laws, regulations or interpretations could have a detrimental effect on our business.

Our failure to obtain and maintain the appropriate state licenses would prohibit us from originating or servicing mortgages in those states and adversely affect our operations.

Because we are not a federally chartered depository institution, we do not benefit from exemptions to state mortgage lending, loan servicing or debt collection licensing and regulatory requirements. In most states in which we operate, one or more regulatory agencies regulate and enforce laws relating to mortgage servicing companies and mortgage origination companies such as us. These rules and regulations generally require that we seek and maintain certain licenses and comply with certain business practice standards, including requirements as to the form and content of contracts and other documentation and the licensing of our employees. As a nonbank mortgage lender, we are subject to licensure, regulation, and supervision by every state and district in which we do business. States examine nonbank mortgage lenders and servicers periodically, depending on state law requirements and other factors such as the lender's size and compliance history. These examinations may include a review of the nonbank lender's compliance with all federal and state consumer protection laws, compliance management system, and internal controls. Complying with this regulatory framework requires a meaningful dedication of management and financial resources. Changes to existing state legislation or the adoption of new state legislation, as well as our entry into new markets in states in which we had not previously operated, could increase our compliance costs. This could render business in any one state or states cost-prohibitive and could materially affect our business and our growth strategy. Any failure to comply with these licensing and operational requirements could have a material and adverse effect on our business, operating results, financial condition, and prospects.

Changes in the guidelines of the GSEs, FHA, VA, USDA, and Ginnie Mae could adversely affect our business.

We are required to follow specific guidelines and eligibility standards that impact the way we service and originate GSE and U.S. government agency loans, including guidelines and standards with respect to credit standards for mortgage loans, our staffing levels, and other servicing practices, and the servicing and ancillary fees that we may charge. In addition, we are required to meet certain minimum financial requirements relating to our net worth, capital ratio, and liquidity in order to sell the loans that we originate to certain investors, including the GSEs. A change in these guidelines could require us to expend additional resources to originate and service mortgages or make it more difficult for us to do so profitably or at all, and a failure to meet applicable financial requirements could materially impair our ability to originate and service loans, any of which could have a material and adverse effect on our business, operating results, financial condition, and prospects. In August 2022, the Federal Housing Finance Agency and Ginnie Mae announced updated minimum financial eligibility requirements for Fannie Mae and Freddie Mac Seller/Servicers, and Ginnie Mae for single family issuers. The updated minimum financial eligibility requirements modify the definitions of tangible net worth and eligible liquidity, modify their minimum standard measurement and include a new risk-based capital ratio, among other changes. In September 2022, at the direction of the FHFA, Fannie Mae and Freddie Mac announced similar revisions to minimum financial eligibility requirements. The majority of the requirements became effective on September 30, 2023 with origination liquidity and certain other capital requirements effective as of December 31, 2023. On October 21, 2022, Ginnie Mae extended the compliance date for its risk-based capital requirements to December 31, 2024. Certain of these new capital requirements may impact liquidity in Ginnie Mae markets and while the ultimate impact remains uncertain, such requirements could have the effect of devaluing certain Ginnie Mae MSRs. If we misjudge the magnitude of the costs and benefits of these updated minimum financial eligibility requirements and their impacts on our business, our financial results could be negatively impacted.

In addition, changes in the nature or extent of the guarantees provided by the GSEs, Ginnie Mae, the USDA or the VA, or the insurance provided by the FHA, or coverage provided by private mortgage insurers, could also have broad adverse market implications. Any future increases in guarantee fees or changes to their structure or increases in the premiums we are required to pay to the FHA or private mortgage insurers for insurance, or to the VA or the USDA for guarantees, could increase mortgage origination costs and insurance premiums for our clients. These industry changes could result in reduced demand for our mortgage services, resulting in reduced origination volume and profitability for us, which could materially and adversely affect our business, operating results, financial condition, and prospects.

Material changes to the laws, regulations or practices applicable to reverse mortgage programs operated by FHA and HUD could adversely affect our reverse mortgage business.

We acquired Cherry Creek Mortgage LLC in April 2023 and as a result now originate reverse mortgage loan products. The reverse mortgage industry is largely dependent upon the FHA and HUD, and there can be no guarantee that these entities will retain Congressional authorization to continue the Home Equity Conversion Mortgage ("HECM") program or that they will not make material changes to the laws, regulations, rules or practices applicable to reverse mortgage programs. The vast majority of reverse mortgage loan products we originate are HECMs, which are FHA-insured loans that must comply with the FHA's and other regulatory requirements. Guild may also originate non-HECM reverse mortgage products, for which there is a limited secondary market. The FHA regulations governing the HECM products have changed from time to time. For example, FHA has added disbursement limits that restrict the amount of loan proceeds that a borrower can receive during the first year of the loan, implemented collateral risk assessment guidelines that require HECM lenders to obtain a second property appraisal if FHA determines that additional support for the collateral value is needed, and added credit-based underwriting criteria designed to assess borrowers' ability and willingness to meet their financial obligations. Our reverse mortgage business is also subject to state statutory and regulatory requirements including, but not limited to, licensing requirements, required disclosures and permissible fees. If we fail to comply with applicable laws and regulations relating to the origination of reverse mortgages, we could be subject to adverse regulatory actions, including potential fines, penalties or sanctions, and our business, reputation, and financial condition could be adversely affected. We continue to evaluate our reverse mortgage business and the future loan production under such business remains uncertain.

Our actual or perceived failure to comply with stringent and evolving laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security may materially and adversely affect us.

In the ordinary course of our business, we and the third parties upon which we rely, may collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data and financial information. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

Federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, financial privacy laws (e.g., the GLBA), consumer protection laws (e.g., Section 5 of the FTCA), and other similar laws (e.g., wiretapping laws). For example, the TCPA imposes various consumer consent requirements and other restrictions on certain telemarketing activity and other communications with consumers by phone, fax or text message. TCPA violations can result in significant financial penalties, including penalties or criminal fines imposed by the Federal Communications Commission or fines of up to $1,500 per violation imposed through private litigation or by state authorities. As another example, the California Consumer Privacy Act of 2018 ("CCPA") requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. The California Privacy Rights Act of 2020, which became operative on January 1, 2023, expanded the CCPA's requirements to apply to personal information of business representatives and employees and established a new regulatory agency to implement and enforce the law. Other states, such as Virginia, Colorado, Utah and Connecticut, have also passed comprehensive privacy laws, and similar laws are being considered in several other states., as well as at the federal and local levels. These developments may further complicate compliance efforts, and may increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers.

We may be bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the CCPA, allow our customers to impose specific contractual restrictions on their service providers. We may also be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We may publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources. These obligations may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely on may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our services; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

We may from time to time be subject to litigation, which may be extremely costly to defend, could result in substantial judgment or settlement costs and could subject us to other remedies.

From time to time, we have been, and may continue to be, involved in various legal proceedings, including, but not limited to, actions related to our lending and servicing practices as well as alleged violations of the local, state and federal laws to which our business is subject. Claims may be expensive to defend and may divert management's time away from our operations, regardless of whether they are meritorious or ultimately lead to a judgment against us. We cannot assure you that we will be able to successfully defend or resolve any current or future litigation matters, and the resolution of such matters may result in significant financial payments by, or penalties imposed upon, us, restrictions on our business and operations, or other remedies, in which case those litigation matters could have a material and adverse effect on our business, operating results, financial condition and prospects.

**Risks Related to Our Organization and Structure**

We are controlled by MCMI, and MCMI's interests may conflict with our interests and the interests of our other stockholders.

MCMI holds all of our issued and outstanding Class B common stock and controls approximately 95.1% of the combined voting power of our outstanding common stock. As a result, MCMI controls any action requiring the general approval of our stockholders, including the election of our Board of Directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger or sale of substantially all of our assets. So long as MCMI continues to directly or indirectly own a significant amount of our equity, even if such amount is less than a majority of the combined voting power of our outstanding common stock, MCMI will continue to be able to substantially influence the outcome of votes on all matters requiring approval by the stockholders. The interests of MCMI could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by MCMI could delay, defer or prevent a change of control of our Company or impede a merger, takeover or other business combination that may otherwise be attractive to us or our other stockholders.

As a "controlled company," we rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Because MCMI controls a majority of the combined voting power of our outstanding common stock, we are considered a "controlled company" under the applicable rules of the New York Stock Exchange ("NYSE"). As a controlled company, we are permitted to elect not to comply with certain corporate governance requirements of the NYSE, including the requirements that:

- a majority of our Board of Directors consist of independent directors;
- we have a nominating and corporate governance committee that is composed entirely of independent directors; and
- we have a compensation committee that is composed entirely of independent directors.

These requirements will not apply to us as long as we remain a controlled company. Accordingly, investors in our Class A common stock may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. We have currently elected not to rely on the exemptions above, however we may choose to do so at any time.

Our directors and executive officers have significant control over our business.

Our directors and executive officers beneficially own, directly or indirectly, in the aggregate, approximately 35.4% of the outstanding shares of our Class A common stock and 100% of the outstanding shares of our Class B common stock (to the extent the Chairman of our Board of Directors may be deemed to beneficially own all of the shares of our Class B common stock beneficially owned by MCMI), representing an aggregate of approximately 96.8% of the combined voting power of our outstanding common stock. As a result, in addition to their day-to-day management roles, our executive officers and directors will be able to exercise significant influence on our business as stockholders, including influence over election of members of the Board of Directors and the authorization of other corporate actions requiring stockholder approval.

We are a holding company and depend upon distributions from GMC to meet our obligations.

We are a holding company with no material assets other than our ownership of equity interests in GMC, which is our wholly owned subsidiary. Our ability to pay dividends and to pay taxes and cover other expenses depends on the financial results and cash flows of GMC. As the sole member of GMC, we intend to cause GMC to make distributions to us in amounts sufficient to meet our obligations. Certain laws and regulations, however, may result in restrictions on GMC's ability to make distributions to us. To the extent that we need funds and GMC is restricted from making such distributions under applicable law or regulation or under the terms of any of its financing arrangements, we may not be able to obtain funds on terms acceptable to us or at all and as a result could suffer an adverse effect on our liquidity and financial condition.

**Risks Related to our Class A Common Stock**

Sales of a substantial number of shares of our Class A common stock by our existing stockholders in the public market could cause the price of our Class A common stock to fall.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could significantly reduce the market price of our Class A common stock. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock (including shares of our Class B common stock that would convert to Class A common stock in connection with such sales) in the public market, the trading price of our Class A common stock could substantially decline. Furthermore, if MCMI or our executive officers and directors were to sell a substantial portion of the shares they hold, it could cause the price of our Class A common stock to decline.

Our issuance of capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise would dilute all other stockholders.

We may issue capital stock in the future. Any such issuance would result in dilution to all other stockholders. In the future, we may issue stock, including as a grant of equity awards to employees, directors, and consultants under our equity incentive plans, to raise capital through equity financings or to acquire or make investments in companies, products or technologies for which we may issue equity securities as consideration or for financing purposes. Any such issuances of capital stock in the future may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

Although we have paid dividends in the past, there is no assurance that we will pay dividends in the future.

Although we have paid some special dividends in the past, there is no assurance that we will pay cash dividends on our Class A common stock in the future. We anticipate that most of our future earnings will be retained to support our operations and finance the growth and development of our business. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our Board of Directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions, and other factors our Board of Directors may deem relevant. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from GMC, which may further restrict our ability to pay dividends. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

Certain provisions in our certificate of incorporation and bylaws and of Delaware law may prevent or delay an acquisition of Guild, which could decrease the trading price of our Class A common stock.

Our certificate of incorporation, bylaws, and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include, for example, our dual class common stock structure, classified board, the authority of our Board of Directors to issue preferred stock, limitations on stockholder action after MCMI and its affiliated private equity funds cease to beneficially own a majority of the combined voting power of our capital stock, advance notice bylaws provisions, and prohibitions under Delaware law on a business combination with an interested shareholder.

These provisions may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our Class A common stock. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

We cannot predict the potential effects our dual class structure may have on our Class A common stock, such as a lower or more volatile market price. In 2017, S&P Dow Jones and FTSE Russell announced that they would begin excluding most newly public companies with multiple classes of shares of common stock from being added to certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices likely will not invest in our stock. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, however, it is possible that exclusion from such indices could make our Class A common stock less attractive to investors. As a result, the market price of our Class A common stock could be adversely affected.

Risks Related to Being a Public Company

Our quarterly and annual operating results or other operating metrics may fluctuate significantly and may not meet expectations of research analysts, which could cause the trading price of our Class A common stock to decline.

Our quarterly and annual operating results and other operating metrics have fluctuated in the past and may in the future fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict. Period-to-period variability or unpredictability of our results could result in our failure to meet our expectations or those of any analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could decline significantly, and we could face litigation, including securities class action litigation.

If we fail to maintain effective internal control over financial reporting or disclosure controls and procedures, we may be unable to report our financial results accurately on a timely basis, which would result in the loss of investor confidence, delisting, claims or investigations, and cause the market price of our Class A common stock to decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on our system of internal control. We are required to furnish annually a report by management on the effectiveness of our internal control over financial reporting. Also, as a publicly-traded company, we are required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with, or submit to, the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

In our Annual Report for the fiscal year ended December 31, 2021, we reported having a material weakness because we did not have a sufficient complement of personnel with requisite experience in the design and operation of controls and did not perform an effective risk assessment, including risk of fraud. During fiscal year 2022, we developed and executed measures to remediate this material weakness and our management concluded that this material weakness in our internal control over financial reporting was remediated as of December 31, 2022.

However, we cannot assure you that in the future those controls and procedures will be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements or that our disclosure controls and procedures will remain effective. If we do not maintain effective internal control over financial reporting or effective disclosure controls and procedures, we may be unable to report our financial results accurately on a timely basis or detect and prevent fraud, which could cause our reported financial results to be misstated. As a result, investors, counterparties and consumers may lose confidence in the accuracy and completeness of our financial and other reports filed with, or submitted to, the SEC, our access to capital markets and perceptions of our creditworthiness could be adversely affected, and the market price of our Class A common stock could decline. In addition, if we fail to timely file our reports with the SEC, we may be subject to potential delisting action by the NYSE or claims from our stockholders. We also may become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources. These events could have a material and adverse effect on our business, operating results, financial condition and cause the market price of our Class A common stock to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We manage cybersecurity risk through our enterprise-wide risk framework as described below.

Within our enterprise-wide risk framework, we maintain programs that assess, identify, and manage information technology (IT) risk generally and material risks from cybersecurity threats specifically. Our cybersecurity risk program is designed by our IT governance team in collaboration with our risk committee and executive officers to ensure that risks from cybersecurity threats are identified, multiple layers of protection are operating effectively, detection and response to cyber security threats are in place, and recovery of core business processes and systems is documented and tested. Our cybersecurity risk program follows the National Institute of Standards and Technology Cyber Security Framework (NIST CSF). We also use third-party service providers to help enhance our cybersecurity capabilities and to assist us with cybersecurity program assessments and penetration testing, including providing the function of a Chief Information Security Officer.

Specific features of our cybersecurity risk program include (1) periodic assessment of risks arising from cybersecurity threats, including a NIST CSF risk assessment, application risk assessment, and a business continuity and disaster recovery impact assessment; (2) initiatives relating to the design, operation and monitoring of the IT risk management program and the cybersecurity risk program; (3) creation and maintenance of redundancies for core business systems such as Guild's originations and servicing systems; (4) training for all personnel on aspects of cybersecurity threats, cybersecurity awareness campaigns company wide, and additional training for certain other employee groups; (5) an incident response plan that outlines the steps we will take to respond to a cybersecurity incident; and(6) periodic cybersecurity exercises and internal cybersecurity incident simulations.

While the majority of our technology used throughout our company is proprietary, we use third parties to provide IT applications or IT infrastructure that maintain or support our operations. For certain third parties, we have processes to oversee and identify risk from cybersecurity threats through our contract management process.

Material Effects from Cybersecurity Incidents

We have dedicated significant resources toward our efforts to protect our business from the risk of cybersecurity threats. Cybersecurity risk management, data security, privacy, and cyber supply chain risk management activities are integrated into our operations and inform our business strategy.

Although to date we have not experienced any cybersecurity incidents resulting, or reasonably likely to result in, a material impact to our company, including to our business, financial condition, and results of operations, there is no assurance that our cybersecurity risk management program will prevent cybersecurity incidents from having such impacts in the future.

Cybersecurity Governance

Role of Our Board and Audit Committee

Our Board of Directors and Audit Committee oversee our risk management program which includes cybersecurity risk along with other operational and compliance risks. Information provided covers various aspects of our cyber defense including incident analysis and third party reports. We have a process in place so that information regarding potentially material cybersecurity incidents is escalated to the Audit Committee and Board of Directors.

Role of Our Management

The company is responsible for assessing and managing cybersecurity risks by establishing and maintaining processes and programs designed to assess, identify, prevent, manage, detect, respond to, and mitigate potential cybersecurity threats as described above.

Our Chief Information Officer leads our information security department, which is primarily responsible for implementing and maintaining our cybersecurity risk management program. The Chief Information Officer has over 30 years of experience in information technology in the mortgage origination and servicing industry, including prior service as the CIO for other mortgage institutions. The cybersecurity risk management program includes teams focused on information security, IT governance and IT operations. The information security program is also supported by personnel in legal and compliance, and application development. Guild personnel that work on cybersecurity risk management have achieved such professional certifications as Certified Information Systems Security Professional (CISSP) and Certified Cloud Security Professional (CCSP).

The Chief Information Officer also is a member of our risk committee. The risk committee oversees on an enterprise-wide basis Guild's risk management framework, including cybersecurity risk. The IT security and IT governance teams report regularly to the risk committee on KRIs that track Guild's monitoring of key cybersecurity risks and remediation initiatives. The other members of the risk committee include the Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and Chief Compliance Officer.

ITEM 2. PROPERTIES

Our principal executive office is located in San Diego, California. In addition to our San Diego office, we operate from approximately 350 branch offices and 180 satellite offices located throughout the United States as of December 31, 2023. We lease our principal executive office under a lease that expires in November 2030. We also lease each of our branch and satellite offices. The square footage of our principal executive office is 141,696 square feet and the average square footage of our branch offices is approximately 2,400 square feet. Our financial obligations under our leases are not material to the scope of our operations.

ITEM 3. LEGAL PROCEEDINGS

We are, and from time to time may become, involved in legal and regulatory proceedings or subject to claims arising in the ordinary course of our business. We operate within highly regulated industries on a federal, state and local level and are routinely subject to various examinations and legal and regulatory proceedings in the normal and ordinary course of business. We are not presently a party to any legal or regulatory proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

We have two classes of common stock: Class A common stock and Class B common stock. The Class A common stock is traded on the New York Stock Exchange under the symbol "GHLD." There is no public market for our Class B common stock. However, under the terms of our Amended and Restated Certificate of Incorporation, the holder of Class B common stock may convert any portion or all of the holder's shares of Class B common stock into an equal number of shares of Class A common stock at any time.

Holders of Record

As of March 7, 2024, there were 15 stockholders of record of our Class A common stock. The actual number of stockholders is greater than the number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. As of March 7, 2024, we had one record holder of our Class B common stock, MCMI.

Dividends

Although the Company has issued special dividends in the past, the payment of cash dividends in the future will be dependent upon our future financial performance, capital requirements, potential alternative uses of cash, and our general financial condition. The payment of any cash dividends will be within the discretion of our Board of Directors at such time. Further, our ability to declare dividends may be limited by restrictive covenants in connection with our indebtedness.

Purchases of Equity Securities

The following table provides information with respect to Guild's repurchases of shares of its Class A common stock during the three months ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (in thousands)[1]
October 1, 2023 to October 31, 2023	62,872	$ 11.30	62,872	$ 11,590
November 1, 2023 to November 30, 2023	22,153	$ 12.10	22,153	$ 11,322
December 1, 2023 to December 31, 2023	12,532	$ 12.88	12,532	$ 11,161
Total	97,557	$ 11.69	97,557	

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[1] On May 5, 2022, our Board of Directors approved a share repurchase program for the repurchase of up to $20.0 million of our outstanding Class A common stock over a period of 24 months from such date. On March 7, 2024, our Board of Directors extended the share repurchase program to May 5, 2025. As of December 31, 2023, $11.2 million remains available for repurchase. The share repurchase program allows us to repurchase shares of our Class A common stock from time to time on the open market or in privately negotiated transactions. We are not obligated to purchase any shares under the share repurchase program and the timing of any repurchases will depend on a number of factors, including, but not limited to, stock price, trading volume, market conditions, and other general business considerations. The share repurchase program may be modified, suspended or terminated by our Board of Directors at any time.

Equity Compensation Plan Information

For information regarding securities authorized for issuance under the Company's equity compensation plans, see "Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to highlight and supplement data and information presented elsewhere in this Annual Report, including the consolidated financial statements and related notes thereto included in Part II, Item 8. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involve numerous risks and uncertainties, including, but not limited to, those described in the "Item 1A. Risk Factors" section of this Annual Report. See also "Cautionary Statement Regarding Forward-Looking Statements." Future results could differ significantly from the historical results presented in this section.

Business and Executive Overview

Guild is a growth-oriented mortgage company that employs a relationship-based loan sourcing strategy to execute our mission of delivering the promise of homeownership in neighborhoods and communities across the United States. Our business model is centered on providing a personalized mortgage-borrowing experience that is delivered by our knowledgeable loan officers and supported by our diverse product offerings.

Our operations consist of two distinct but related reportable segments that we refer to as our origination and servicing segments. In addition, one of our business strategies is to seek to recapture mortgage transactions when our borrowers prepay their loans. Purchase recapture rate is calculated as the ratio of (i) UPB of our clients that originated a new mortgage with us for the purchase of a home in a given period, to (ii) total UPB of our clients that paid off their existing mortgage as a result of selling their home in a given period. Refinance recapture rate is calculated as the ratio of (i) UPB of our clients that originated a new mortgage loan for the purpose of refinancing an existing mortgage with us in a given period, to (ii) total UPB of our clients that paid off their existing mortgage as a result of a refinance in the same period. Overall recapture rate for a given period is calculated as the ratio of (i) UPB of our clients from both purchase and refinance transactions in a given period, to (ii) the total UPB of our clients that paid off their existing mortgage and originated a new mortgage in a given period. This calculation excludes clients to whom we did not actively market due to contractual prohibitions or other business reasons. Our calculation of purchase recapture rate and overall recapture rate may be different than or otherwise not comparable to similarly named rates used by other companies.

Executive Summary

This executive summary highlights selected 2023 and 2022 financial information that should be considered in the context of the additional discussions below. The UPB of our servicing portfolio excludes any subserviced loans.

- Guild originated $15.3 billion and $19.3 billion of mortgage loans for the years ended December 31, 2023 and 2022, respectively. Mortgage interest rates rose sharply during 2022 and remained elevated during the year ended December 31, 2023. Rising mortgage interest rates, high home prices and low inventory have caused mortgage demand to drop, which has caused significant declines in Guild origination volume and the origination volume across the U.S. mortgage market.

- Purchase originations accounted for 93.4% and 81.2% of Guild's total originations for the years ended December 31, 2023 and 2022, respectively. According to the MBA's February 2024 Mortgage Finance Forecast, purchase originations accounted for 80.8% and 70.3% of total one-to-four family originations for the years ended December 31, 2023 and 2022, respectively.

- Guild's servicing portfolio as of December 31, 2023 was $85.0 billion of UPB compared to $78.9 billion of UPB as of December 31, 2022, with the average size of the portfolio increasing 9.4% over that time.

- Guild generated $39.0 million of net loss and $328.6 million of net income for the years ended December 31, 2023 and 2022, respectively.

- Guild generated $48.0 million and $70.0 million of Adjusted Net Income for the years ended December 31, 2023 and 2022, respectively and Adjusted Diluted Earnings Per Share of $0.78 and $1.14 for the years ended December 31, 2023 and 2022, respectively.

- Guild generated $74.8 million and $103.5 million of Adjusted EBITDA for the years ended December 31, 2023 and 2022, respectively.

- Guild's Adjusted Return on Equity was 3.9% and 6.4% for the years ended December 31, 2023 and 2022, respectively.

- Guild had a Tangible Net Book Value Per Share of $15.90 and $17.06 at December 31, 2023 and 2022, respectively.

- During the year ended December 31, 2023, we had a 28% purchase recapture rate, a 25% refinance recapture rate and a 27% overall recapture rate, compared to 34%, 43%, and 39% for the year ended December 31, 2022, respectively.

- In 2023 and 2022, we acquired certain assets of four mortgage lenders to support our growth strategy by expanding our business into new local communities and increasing our presence in the geographic areas we serve our clients. The acquisitions were funded with cash on hand of approximately $11.5 million.

Adjusted Net Income, Adjusted Earnings Per Share, Adjusted EBITDA, Adjusted Return on Equity and Tangible Net Book Value Per Share are not measures calculated in accordance with generally accepted accounting principles in the United States of America ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. Please see "—Non-GAAP Financial Measures" for further information regarding our non-GAAP measures and reconciliations to the nearest comparable financial measure calculated and presented in accordance with GAAP.

Market and Economic Overview

The Federal Reserve aggressively raised the Federal Funds rate during 2022 by 425 basis points and further raised it by an additional 100 basis points through July 2023 in an effort to curb inflation and slow economic growth. While the Federal Reserve has left rates unchanged since July 2023, decisions about changes in interest rates by the Federal Reserve could be assessed on a month-to-month basis as the Federal Reserve gains confidence in taming inflation. The Federal Reserve has recently suggested that inflation may be coming under control; therefore, we could see mortgage interest rates decline gradually in 2024. While the Federal Reserve does not directly control mortgage interest rates, a higher Federal Funds rate and higher inflation usually lead to increases in the 10-year treasury yield, which leads to higher mortgage interest rates. During the year ended December 31, 2023, the 10-year treasury yield increased 60 basis points and the 30-year mortgage interest rate increased 70 basis points. The continued increases in mortgage interest rates have led to fewer refinancings and lower prepayment activity in 2023. The MBA's February 2024 Mortgage Finance Forecast projects that throughout 2024, the 10-year treasury yield will decrease by 60 basis points and the 30-year mortgage interest rate will decrease by 120 basis points. The MBA is also forecasting mortgage originations for purchases to increase by 15.5% in 2024 to $1.5 trillion from $1.3 trillion in 2023 and are predicting refinance originations to increase by 50.0% in 2024 to $470 billion from $300 billion in 2023.

Home-buying affordability challenges remain as elevated home prices and mortgage rates cause some buyers to delay purchase plans. Many homeowners with mortgage interest rates well below the current rates are choosing not to sell, further tightening available inventory. As a result of the foregoing market and economic conditions, we have experienced lower origination volume through December 31, 2023. This trend may continue in future periods.

According to the MBA's February 2024 Mortgage Finance Forecast, average 30-year mortgage interest rates increased by 70 basis points during the year ended December 31, 2023 and increased by 340 basis points during the year ended December 31, 2022. These mortgage interest rate changes affect the fair value adjustments and assumptions used within the MSR valuation model. Historically, increases in average mortgage interest rates have generally resulted in lower prepayment speeds. Additionally, increases in average mortgage interest rates may result in subsequent upward adjustments to the fair value of our MSRs for the loans that still exist in our portfolio, depending on the other inputs to the MSR fair value model. For the years ended December 31, 2023 and 2022, we recorded a loss of $139.6 million and a gain of $217.6 million, respectively, for changes in the fair value of our MSRs. See discussion below under "—Results of Operations—Revenue—Valuation Adjustment of Mortgage Servicing Rights".

The continued elevated rates in 2023 and the tight housing supply have led to higher levels of competition and lower gain on sale margins and profitability. Margins may continue to decrease in the future due to higher interest rates and increasing competition among mortgage providers, which has placed additional pressure on pricing. However, future margins will depend on future market demand, capacity and other macroeconomic factors.

Recent Developments

On February 12, 2024, the Company entered into an asset purchase agreement to acquire certain retail lending assets of privately held Utah-based lender Academy Mortgage Corporation ("Academy Mortgage") and the transaction closed on February 26, 2024. The addition of Academy Mortgage will extend Guild's market share across its national footprint and will increase the Company's branches and origination staff. See "Note 22

—Subsequent Event" of the "Notes to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report for additional information.


Description of Certain Components of Financial Data


The primary components of our revenue and expenses are described below.

Our Components of Revenue

Loan origination fees and gain on sale of loans, net — This represents all income recognized from the time when a loan is originated until the time when a loan is subsequently sold to an investor and includes cash and non-cash components. Each component is described below:

- *Gain (loss) on sale of loans* — Net proceeds from the difference between the quoted loan price committed to the client and the price received from the investor at loan sale, net of miscellaneous investor fees charged.

- *Loan origination fees* — Fees collected from the client, which typically include processing, underwriting, funding, credit report, tax service, flood certification and appraisal fees, net of any associated third-party costs.

- *Fair value originated MSRs* — After a loan for which we continue to act as the servicer is sold to an investor, a separate MSR asset is created and we record the value of the MSR at fair value in the month of sale. Fair value is estimated based on the present value of future cash flows. We utilize a third-party valuation service to determine this estimated value based on variables such as contractual servicing fees, ancillary fees, estimated prepayment speeds, discount rate and the cost to service.

- *Changes in the fair value of IRLC and MLHS* — When the client accepts an interest rate lock, we record the estimated fair value of the loan. We also evaluate several factors to determine the likelihood of the loan closing and discount the value of any interest rate lock commitments ("IRLCs") we consider having a lower probability of closing. The probability of the loan ultimately closing changes as the stage of the loan progresses from application to underwriting submission, loan approval and funding. Loans that close and are held for sale are commonly referred to as mortgage loans held for sale ("MLHS"). MLHS are also recorded at fair value. We typically determine the fair value of our MLHS based on investor committed pricing; however, we determine the fair value of any MLHS that is not allocated to a commitment based on current delivery trade prices.

- *Changes in the fair value of forward commitments* — We enter into forward delivery commitments to hedge against changes in the interest rates associated with our IRLCs and MLHS. Our hedging policies are set by our risk management function and are monitored daily. Typically, when the fair value of an IRLC or MLHS increases, the fair value of any related forward contract decreases.

- *Provision for investor reserves* — At the time a loan is sold to an investor, we make certain representations and warranties. If defects are subsequently discovered in these representations and warranties that cause a loan to no longer satisfy the applicable investor eligibility requirements, we may be required to repurchase that loan. We are also required to indemnify several of our investors for borrowers' prepayments and defaults. We estimate the potential for these losses based on our recent and historical loan repurchase and indemnification experience and our success rate on appeals. We also screen market conditions for any indications of a rise in delinquency rates, which may result in a heightened exposure to loss.

Gain on reverse mortgage loans held for investment and HMBS-related borrowings, net — Represents certain cash and non-cash components recognized related to our reverse mortgage loans held for investment, including the net fair value changes of securitized reverse mortgage loans and HMBS-related borrowings, fair value changes of unsecuritized reverse loans, and realized gains or losses on tail securitization. In addition, this includes interest income on the reverse mortgage loans held for investment and the interest expense on the HMBS-related borrowings.

Loan servicing and other fees — Loan servicing and other fees consist of:

- *Loan servicing income* — This represents the contractual fees that we earn by servicing loans for various investors. Fees are calculated based on a percentage of the outstanding principal balance and are recognized into revenue as related payments are received.

- *Other ancillary fees* — We may also collect other ancillary fees from the client, such as late fees and nonsufficient funds fees.

- *Impound interest* — We are required to pay interest to our clients annually based on the average escrow account balances that we hold in trust for the payment of their property taxes and insurance.

Valuation adjustment of mortgage servicing rights — We have elected to recognize MSRs at fair value. This requires that we periodically reevaluate the valuation of our MSRs following our initial analysis at the time of sale. We have engaged a third party to conduct a monthly valuation of our MSRs based upon model inputs and assumptions determined by our management. We record any changes to the fair value of our MSRs that result from changes in valuation model inputs or assumptions and collections of servicing cash flows in accordance with such third-party analysis. Changes in the fair value of our MSRs result in an adjustment to the value of our MSRs. See "—Critical Accounting Estimates—Mortgage Servicing Rights" for additional information regarding the valuation of our MSRs.

Interest income — Interest income consists primarily of interest earned on funding of MLHS and interest income earnings credit.

Interest expense — Interest expense consists primarily of interest paid on funding and non-funding debt facilities collateralized by our MLHS and MSRs. We define funding debt as all other debt related to operations, such as warehouse lines of credit and our early buyout facility, which we use to repurchase certain delinquent GNMA loans. Non-funding debt includes the note agreements collateralized by our MSRs (our "MSR notes payable"). We also record related bank charges and payoff interest expense as interest expense. Payoff interest expense is equal to the difference between what we collect in interest from our clients and what we remit in interest to the investors who purchase the loans that we originate. For loans sold through Agency Mortgage-Backed Security ("MBS"), we are required to remit a full month of interest to those investors, regardless of the date on which the client prepays during the payoff month, resulting in additional interest expense.

Other income, net — Other income, net typically includes non-operating gains and losses and our pro rata share of net earnings from unconsolidated joint ventures.

Our Components of Expenses

Salaries, incentive compensation and benefits — Salaries, incentive compensation and benefits expense includes all payroll, incentive compensation and employee benefits paid to our employees, as well as expenses incurred in connection with our use of employment and temporary help agencies. Our loan officers are paid incentive compensation based on origination volume, resulting in a variable pay structure that fluctuates.

General and administrative — General and administrative expense primarily includes costs associated with professional services, marketing and advertising, loan-related verification fees, office expenses, liability insurance, business licenses and other miscellaneous costs.

In addition, within general and administrative expense, we record any adjustments to the fair value of the contingent liabilities related to our completed acquisitions, commonly known as "earn-out payments." These payments are estimated based on the present value of future cash flows during the earn-out period. We also record within general and administrative expense the adjustment to the fair value of the note receivable issued in connection with the CCM acquisition, which is offset with its earn-out payment.

Occupancy, equipment and communication — Occupancy, equipment and communication includes expenses related to the commercial office spaces we lease, as well as telephone and internet service and miscellaneous leased equipment used for operations.

Depreciation and amortization — We depreciate furniture and equipment on a straight-line basis for a period of up to three years. We amortize our leasehold improvements on a straight-line basis over the shorter of the related lease term or the useful life of the asset. We record costs related to the maintenance of software, which consist of both internal and external costs incurred in connection with software development and testing, as well as any costs associated with the implementation of new software. These costs are amortized over a three-year period. We also record amortization expense related to our acquired intangible assets, which are amortized on a straight-line basis over their estimated useful lives.

Provision for foreclosure losses — We may incur a loss on government loans related to unreimbursed interest and costs associated with foreclosure. We reserve for government loans based on historical loss experience, future expectations, and for loan-specific issues related to foreclosure.

Income tax expense or benefit — We are subject to federal and state income tax. We record this expense based on our statutory federal and state tax rates. These statutory rates are adjusted for permanent non-deductible differences and reconciliation differences from prior years. We also evaluate material temporary differences to determine whether any additional adjustments to this expense are required.

Key Performance Indicators

Management reviews several key performance indicators to evaluate our business results, measure our performance, identify trends affecting our business, formulate projections and inform our strategic business decisions. We use these key performance indicators to develop operational goals for managing our business.

Our origination metrics enable us to monitor our ability to generate revenue and expand our market share across different channels. In addition, they help us track origination quality and compare our performance against the nationwide originations market and our competitors. Our servicing metrics enable us to monitor the size of our customer base, the characteristics and related value of our MSRs, the health of the business as measured by the average MSR delinquency rate and help drive our customer retention efforts. We believe that the net additions to our portfolio are indicators of the growth of our mortgage loans serviced and our servicing income.

We believe that these key performance indicators provide useful information to investors and others by allowing for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These metrics may be used by investors in understanding and evaluating our operating results and enhancing the overall understanding of our past performance and future prospects. Summary data for these key performance indicators is listed below. Please refer to "—Results of Operations" for additional metrics that management reviews in conjunction with the consolidated financial statements.

($ and units in thousands)	Year Ended December 31, 2023	Year Ended December 31, 2022	Change	% Change
Origination Data				
$ Total in-house origination[1]	$ 14,959,070	$ 19,123,199	$ (4,164,129)	(21.8)%
# Total in-house origination	46	59	(13)	(22.0)%
$ Retail forward in-house origination	$ 14,162,819	$ 18,314,160	$ (4,151,341)	(22.7)%
# Retail forward in-house origination	43	56	(13)	(23.2)%
$ Retail reverse in-house origination	$ 49,791	$ —	$ 49,791	NM
# Retail reverse in-house origination	—	—	—	— %
$ Retail brokered origination[2]	$ 267,917	$ 196,714	$ 71,203	36.2 %
$ Wholesale reverse origination	$ 36,841	$ —	$ 36,841	NM
Total originations	$ 15,263,828	$ 19,319,913	$ (4,056,085)	(21.0)%
Gain on sale margin (bps)[3]	340	368	(28)	(7.6)%
Gain on sale margin on pull-through adjusted locked volume (bps)[4]	329	347	(18)	(5.2)%
30-year conventional conforming par rate[5]	7.3 %	6.6 %	0.7 %	10.6 %
Servicing Data[6]				
UPB (period end)	$ 85,033,899	$ 78,892,987	$ 6,140,912	7.8 %
Loans serviced (period end)	345	324	21	6.5 %
MSR multiple (period end)[7]	4.5	4.9	(0.4)	(8.2)%
Weighted average coupon rate	4.1 %	3.6 %	0.5 %	13.9 %
Loan payoffs[8]	$ 3,565,959	$ 6,461,937	$ (2,895,978)	(44.8)%
Loan delinquency rate 60-plus days (period end)	1.8 %	1.7 %	0.1 %	5.9 %

_____

NM—Not meaningful.

[1] Includes retail forward, correspondent and retail reverse and excludes wholesale reverse and brokered loans.

[2] Brokered loans are defined as loans we originate in the retail channel that are processed by us but underwritten and closed by another lender. These loans are typically for products we choose not to offer in-house.

[3] Represents loan origination fees and gain on sale of loans, net plus gain on reverse mortgage loans held for investment and HMBS-related borrowings, net divided by total originations, excluding brokered loans, to derive basis points.

[4] Represents loan origination fees and gain on sales of loans, net divided by pull-through adjusted locked volume. Pull-through adjusted locked volume is equal to total locked volume multiplied by pull-through rates of 86.5% and 93.4% as of December 31, 2023 and 2022, respectively. We estimate the pull-through rate based on changes in pricing and actual borrower behavior using a historical analysis of loan

closing data and "fallout" data with respect to the number of commitments that have historically remained unexercised. For additional information regarding our total locked volume and pull-through adjusted locked volume for the years ended December 31, 2023 and 2022, see "—*Results of Operations—Revenue—Loan Origination Fees and Gain on Sale of Loans, Net.*"

(5) Represents the 30-year average conventional conforming note rate published monthly according to the MBA Mortgage Monthly Finance Forecast.

(6) Excludes reverse mortgage loans, which had UPB of $295.7 million as of December 31, 2023.

(7) Represents a metric used to determine the relative value of our MSRs in relation to our annualized retained servicing fee. It is calculated by dividing (a) the fair market value of our MSRs as of a specified date by (b) the weighted average annualized retained servicing fee for our servicing portfolio as of such date. We exclude purchased MSRs from this calculation because our servicing portfolio consists primarily of originated MSRs and, consequently, purchased MSRs do not have a material impact on our weighted average service fee.

(8) Represents the gross amount of UPB paid off from our servicing portfolio.

Non-GAAP Financial Measures

To supplement our financial statements presented in accordance with GAAP and to provide investors with additional information regarding our GAAP financial results, we have presented in this Annual Report Adjusted Net Income, Adjusted Earnings Per Share, Adjusted EBITDA, Adjusted Return on Equity and Tangible Net Book Value Per Share which are non-GAAP financial measures. These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similarly titled measures presented by other companies.

We use these non-GAAP financial measures (other than Tangible Net Book Value Per Share) to evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. These non-GAAP financial measures are designed to evaluate operating results exclusive of fair value and other adjustments that are not indicative of our business's operating performance. Accordingly, we believe that these financial measures provide useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects. In addition, management uses the non-GAAP financial measure of Tangible Net Book Value Per Share to evaluate the adequacy of our stockholders' equity and assess our capital position and believes tangible net book value provides useful information to investors in assessing the strength of our financial position.

Adjusted Net Income. Net income (loss) is the most directly comparable financial measure calculated and presented in accordance with GAAP for Adjusted Net Income, a non-GAAP measure. We define Adjusted Net Income as earnings or loss attributable to Guild excluding (i) the change in the fair value measurements related to our MSRs due to changes in model inputs and assumptions, (ii) change in the fair value of contingent liabilities related to completed acquisitions, net of change in the fair value of notes receivable related to acquisitions, (iii) amortization of acquired intangible assets and (iv) stock-based compensation. We exclude these items because we believe they are non-cash expenses that are not reflective of our core operations or indicative of our ongoing operations. Adjusted Net Income is also adjusted by applying an estimated effective tax rate to these adjustments. We exclude the change in the fair value of MSRs due to changes in model inputs and assumptions from Adjusted Net Income and Adjusted EBITDA below because we believe this non-cash, non-realized adjustment to net revenues is not indicative of our operating performance or results of operations but rather reflects changes in model inputs and assumptions (e.g., prepayment speed, discount rate and cost to service assumptions) that impact the carrying value of our MSRs from period to period.

Adjusted Earnings Per Share—Basic and Diluted. Earnings per share is the most directly comparable financial measure calculated and presented in accordance with GAAP for Adjusted Earnings per share, a non-GAAP measure. We define Adjusted Earnings Per Share as our Adjusted Net Income divided by the basic and diluted weighted average shares outstanding of our Class A and Class B common stock. Diluted weighted average shares outstanding is adjusted include potential shares of Class A common stock related to unvested RSUs that were excluded from the calculation of GAAP diluted loss per share because they were anti-dilutive due to the net loss, when applicable.

Adjusted EBITDA. Net income (loss) is the most directly comparable financial measure calculated and presented in accordance with GAAP for Adjusted EBITDA, a non-GAAP measure. We define Adjusted EBITDA as earnings before (i) interest expense on non-funding debt (without adjustment for net warehouse interest related to loan fundings and payoff interest related to loan prepayments), (ii) taxes, (iii) depreciation and amortization and (iv) net income attributable to the non-controlling interests and excluding (v) any change in the fair value measurements of our MSRs due to valuation assumptions, (vi) change in the fair value of contingent liabilities related to completed acquisitions, net of change in the fair value of notes receivable related to acquisitions and (vii) stock-based compensation. We exclude these items because we believe they are not reflective of our core operations or indicative of our ongoing operations.

Adjusted Return on Equity. Return on equity is the most directly comparable financial measure calculated and presented in accordance with GAAP for Adjusted Return on Equity, a non-GAAP measure. We define Adjusted Return on Equity as Adjusted Net Income as a percentage of average beginning and ending stockholders' equity during the period.

Tangible Net Book Value Per Share. Book value per share is the most directly comparable financial measure calculated and presented in accordance with GAAP for Tangible Net Book Value Per Share. We define Tangible Net Book Value Per Share as total stockholders' equity attributable to Guild, less intangible assets, net and goodwill divided by the total shares of our Class A and Class B common stock outstanding. The most directly comparable GAAP financial measure for Tangible Net Book Value Per Share is book value per share.

The following tables reconcile Adjusted Net Income and Adjusted EBITDA to net income, Adjusted Earnings per Share to earnings (loss) per share, Adjusted Return on Equity to return on equity, and Tangible Net Book Value Per Share to book value per share, the most directly comparable financial measures calculated and presented in accordance with GAAP:

Reconciliation of Net (Loss) Income to Adjusted Net Income and (Loss) Earnings Per Share to Adjusted Earnings Per Share	Year Ended December 31,	
(in thousands, except per share amounts)	2023	2022
Net (loss) income attributable to Guild	$ (39,009)	$ 328,598
Add adjustments:		
Change in fair value of MSRs due to model inputs and assumptions	83,972	(300,941)
Change in fair value of contingent liabilities and notes receivable due to acquisitions, net	2,066	(45,075)
Amortization of acquired intangible assets	7,950	7,950
Stock-based compensation	8,662	7,322
Tax impact of adjustments[1]	(15,603)	72,102
Adjusted Net Income	$ 48,038	$ 69,956
Weighted average shares outstanding of Class A and Class B Common Stock:		
Basic	60,967	60,981
Diluted	60,967	61,379
Adjusted Diluted[2]	61,675	61,379
(Loss) earnings per share—Basic	$ (0.64)	$ 5.39
(Loss) earnings per share—Diluted	$ (0.64)	$ 5.35
Adjusted Earnings Per Share—Basic	$ 0.79	$ 1.15
Adjusted Earnings Per Share—Diluted	$ 0.78	$ 1.14

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[1]   Calculated using the estimated effective tax rates of 15.2% and 21.8% for the years ended December 31, 2023 and 2022, respectively.

[2]   Adjusted diluted weighted average shares outstanding of Class A and Class B Common Stock for the year ended December 31, 2023 includes 708,000 potential shares of Class A common stock related to unvested RSUs that were excluded from the calculation of GAAP diluted loss per share because they were anti-dilutive. There were no adjustments for the year ended December 31, 2022.

Reconciliation of Net (Loss) Income to Adjusted EBITDA	Year Ended December 31,	
($ in thousands)	2023	2022
Net (loss) income	$ (39,137)	$ 328,630
Add adjustments:		
Interest expense on non-funding debt	11,616	6,675
Income tax (benefit) expense	(6,994)	91,389
Depreciation and amortization	14,580	15,525
Change in fair value of MSRs due to model inputs and assumptions	83,972	(300,941)
Change in fair value of contingent liabilities and notes receivable due to acquisitions, net	2,066	(45,075)
Stock-based compensation	8,662	7,322
Adjusted EBITDA	$ 74,765	$ 103,525

Reconciliation of Return on Equity to Adjusted Return on Equity	Year Ended December 31,	
($ in thousands)	2023	2022
Income Statement Data:		
Net (loss) income attributable to Guild	$ (39,009)	$ 328,598
Adjusted Net Income	$ 48,038	$ 69,956
Denominator: Average stockholders' equity	$ 1,216,390	$ 1,084,650
Return on equity	(3.2)%	30.3 %
Adjusted Return on Equity	3.9 %	6.4 %

Reconciliation of Book Value Per Share to Tangible Net Book Value Per Share	December 31,	
(in thousands, except per share amounts)	2023	2022
Total stockholders' equity	$ 1,183,493	$ 1,249,287
Less: non-controlling interests	337	66
Total stockholders' equity attributable to Guild	$ 1,183,156	$ 1,249,221
Adjustments:		
Intangible assets, net	(25,125)	(33,075)
Goodwill	(186,181)	(176,769)
Tangible common equity	$ 971,850	$ 1,039,377
Ending shares of Class A and Class B common stock outstanding	61,120	60,916
Book value per share	$ 19.36	$ 20.51
Tangible Net Book Value Per Share[1]	$ 15.90	$ 17.06

_____
[1]   Tangible Net Book Value Per Share uses the same denominator as book value per share.

Results of Operations for the Years Ended December 31, 2023 and 2022

Consolidated Statements of Operations ($ in thousands)	Year Ended December 31, 2023		Year Ended December 31, 2022		$ Change		% Change
Revenue							
Loan origination fees and gain on sale of loans, net	$	501,303	$	703,674	$	(202,371)	(28.8)%
Gain on reverse mortgage loans held for investment and HMBS-related borrowings, net		8,233		—		8,233	NM
Loan servicing and other fees		246,144		223,403		22,741	10.2 %
Valuation adjustment of mortgage servicing rights		(139,560)		217,551		(357,111)	(164.2)%
Interest income		104,404		68,144		36,260	53.2 %
Interest expense		(66,364)		(49,240)		(17,124)	(34.8)%
Other income, net		1,027		1,289		(262)	(20.3)%
Net revenue		655,187		1,164,821		(509,634)	(43.8)%
Expenses							
Salaries, incentive compensation and benefits		529,861		619,185		(89,324)	(14.4)%
General and administrative		83,213		38,085		45,128	118.5 %
Occupancy, equipment and communication		72,476		71,707		769	1.1 %
Depreciation and amortization		14,580		15,525		(945)	(6.1)%
Provision for foreclosure losses		1,188		300		888	296.0 %
Total expenses		701,318		744,802		(43,484)	(5.8)%
(Loss) income before income tax (benefit) expense		(46,131)		420,019		(466,150)	(111.0)%
Income tax (benefit) expense		(6,994)		91,389		(98,383)	(107.7)%
Net (loss) income		(39,137)		328,630		(367,767)	(111.9)%
Net (loss) income attributable to non-controlling interests		(128)		32		(160)	(500.0)%
Net (loss) income attributable to Guild	$	(39,009)	$	328,598	$	(367,607)	(111.9)%

NM—Not meaningful.

Revenue

Loan Origination Fees and Gain on Sale of Loans, Net

The table below provides additional detail regarding the loan origination fees and gain on sale of loans, net for the periods presented.

($ in thousands)	Year Ended December 31, 2023		Year Ended December 31, 2022		$ Change		% Change
Gain on sale of loans	$	303,743	$	490,366	$	(186,623)	(38.1)%
Loan origination fees		50,350		55,550		(5,200)	(9.4)%
Fair value of originated MSRs		145,563		230,400		(84,837)	(36.8)%
Changes in fair value of MLHS and IRLCs		22,303		(58,432)		80,735	138.2 %
Changes in fair value of forward commitments		(11,981)		(7,334)		(4,647)	(63.4)%
Provision for investor reserves		(8,675)		(6,876)		(1,799)	(26.2)%
Total loan origination fees and gain on sale of loans, net	$	501,303	$	703,674	$	(202,371)	(28.8)%

The table below provides additional detail regarding the composition of our origination volume and other key performance indicators for the periods presented.

($ and units in thousands)	Year Ended December 31, 2023	2022		Change	% Change
Loan origination volume by type:					
Conventional conforming	$ 8,846,844	$ 12,576,588	$	(3,729,744)	(29.7)%
Government	4,339,973	4,700,684		(360,711)	(7.7)%
State housing	1,427,245	991,515		435,730	43.9 %
Non-agency	345,008	854,412		(509,404)	(59.6)%
Total in-house originations[1]	$ 14,959,070	$ 19,123,199	$	(4,164,129)	(21.8)%
Wholesale loans	$ 36,841	$ —	$	36,841	NM
Brokered loans	$ 267,917	$ 196,714	$	71,203	36.2 %
Total originations	$ 15,263,828	$ 19,319,913	$	(4,056,085)	(21.0)%
In-house loans closed	46	59		(13)	(22.0)%
Average loan amount	$ 325	$ 324	$	1	0.3 %
Service retained[2]	81.7 %	89.0 %		(7.3)%	(8.2)%
Service released[3]	18.3 %	11.0 %		7.3 %	66.4 %
Gain on sale margin (bps)[4]	340	368		(28)	(7.6)%
Weighted average note rate	6.8 %	4.9 %		1.9 %	38.8 %
Excludes reverse and brokered loans:					
Purchase	93.4 %	81.2 %		12.2 %	15.0 %
Refinance	6.6 %	18.8 %		(12.2)%	(64.9)%
Total locked volume[5]	$ 17,599,054	$ 21,704,719	$	(4,105,665)	(18.9)%
Pull-through adjusted locked volume[6]	$ 15,223,182	$ 20,272,208	$	(5,049,026)	(24.9)%
Gain on sale margin on pull-through adjusted locked volume (bps)[7]	329	347		(18)	(5.2)%
Weighted average loan-to-value	84.7 %	82.1 %		2.6 %	3.2 %
Weighted average credit score	741	738		3	0.4 %
Days application to close	38	44		(6)	(13.6)%
Days close to purchase by investors	18	16		2	12.5 %
Purchase recapture rate	28.0 %	33.8 %		(5.8)%	(17.2)%
Refinance recapture rate	25.4 %	43.0 %		(17.6)%	(40.9)%

_____

NM—Not meaningful.

[1] Includes retail forward, correspondent and retail reverse and excludes wholesale reverse and brokered loans.

[2] Represents loans sold for which we continue to act as the servicer.

[3] Represents loans sold for which we do not continue to act as the servicer.

[4] Represents loan origination fees and gain on sale of loans, net plus gain on reverse mortgage loans held for investment and HMBS-related borrowings, net divided by total originations, excluding brokered loans, to derive basis points.

[5] Total locked volume represents the aggregate dollar value of the potential loans for which we have agreed to extend credit to consumers at specified rates for a specified period of time, subject to certain contingencies that are described in the IRLCs between us and each of those consumers. The total locked volume for a given period is representative of the IRLCs that we have initially entered into during that period.

[6] Pull-through adjusted locked volume is equal to total locked volume multiplied by pull-through rates of 86.5% and 93.4% for the years ended December 31, 2023 and December 31, 2022, respectively. We estimate the pull-through rate based on changes in pricing and actual borrower behavior using a historical analysis of loan closing data and "fallout" data with respect to the number of commitments that have historically remained unexercised.

[7] Represents loan origination fees and gain on sales of loans, net divided by pull-through adjusted locked volume.

The decrease in gain on sale of loans for the year ended December 31, 2023 compared to the year ended December 31, 2022 was driven by a decrease in loan sales of $5.6 billion, or 27.3%. Increased mortgage interest rates throughout 2022 that remained elevated through December 31, 2023, along with high home prices and a sizable shortage of housing inventory, have caused affordability issues amongst borrowers. These affordability issues have led to a decrease in demand for mortgage loans and a decline in the refinance market. Guild's purchase volume increased from 81.2% of total originations for the year ended December 31, 2022 to 93.4% for the year ended December 31, 2023. The decline in industry origination volume has created increased competition amongst mortgage loan originators. This competition has also put pressure on gain on sale margins as mortgage originators have lowered their margins to try to attract borrowers. This is reflected in our gain on sale decreasing from 368 basis points during the year ended December 31, 2022 to 340 basis points during the year ended December 31, 2023.

The decrease in loan origination fees for the year ended December 31, 2023 compared to the year ended December 31, 2022 are consistent with our loan origination volume decline of 21.8%, offset by increases in the volume of loan products originated which generate higher loan origination fees.

Gain on Reverse Mortgage Loans Held for Investment and HMBS-related Borrowings, Net

During the year ended December 31, 2023, gain on origination and securitization related to our reverse mortgage portfolio was $8.2 million. There was no comparable activity relating to a reverse mortgage portfolio in the year ended December 31, 2022 because we began originating reverse mortgages in 2023.

Loan Servicing and Other Fees

The table below provides additional details regarding our loan servicing and other fees for the periods presented.

($ in thousands)	Year Ended December 31,		$ Change	% Change
	2023	2022		
Servicing fee income	$ 242,003	$ 218,734	$ 23,269	10.6 %
Other ancillary fees	6,474	5,766	708	12.3 %
Loan modification fees	1,901	920	981	106.6 %
Interest paid on impound accounts	(4,234)	(2,017)	(2,217)	(109.9)%
Total loan servicing and other fees	$ 246,144	$ 223,403	$ 22,741	10.2 %

The table below provides additional details regarding our servicing portfolio composition and key performance indicators for the period presented.

($ and units in thousands)	Year Ended December 31, 2023	2022	Change	% Change
Beginning UPB of servicing portfolio	$ 78,892,987	$ 70,938,588	$ 7,954,399	11.2 %
New UPB origination additions[1]	14,909,279	19,123,199	(4,213,920)	(22.0)%
Less:				
UPB originations sold service released[2]	$ 2,639,022	$ 2,345,394	$ 293,628	12.5 %
Loan payoffs	3,565,959	6,461,937	(2,895,978)	(44.8)%
Loan principal reductions	2,508,145	2,328,656	179,489	7.7 %
Loan foreclosures	55,241	32,813	22,428	68.4 %
Ending UPB of servicing portfolio[3]	$ 85,033,899	$ 78,892,987	$ 6,140,912	7.8 %
Average UPB of servicing portfolio	$ 81,963,443	$ 74,915,788	$ 7,047,655	9.4 %
Weighted average servicing fee	0.31 %	0.30 %	0.01 %	3.3 %
Weighted average coupon rate	4.1 %	3.6 %	0.5 %	13.9 %
Weighted average prepayment speed[4]	8.5 %	7.5 %	1.0 %	13.3 %
Weighted average credit score	733	733	—	— %
Weighted average loan age (in months)	33.1	26.3	6.8	25.9 %
Weighted average loan-to-value	80.9 %	80.4 %	0.5 %	0.6 %
MSR multiple (period end)[5]	4.5	4.9	(0.4)	(8.2)%
Loans serviced (period end)	345	324	21	6.5 %
Loans delinquent 60-plus days (period end)	6.2	5.5	0.7	12.7 %
Loan delinquency rate 60-plus days (period end)	1.8 %	1.7 %	0.1 %	5.9 %

---

[1] Includes all in-house loans originated (except reverse mortgage loans) in period, irrespective if it is eventually sold, service retained or service released.
[2] Represents loans sold for which we do not continue to act as the servicer of the loan.
[3] Excludes reverse mortgage loans of $295.7 million as of December 31, 2023.
[4] Represents the percentage of UPB that will pay off ahead of time in each period, calculated as an annual rate. This estimate is calculated by our third-party valuation provider.
[5] Represents a metric used to determine the relative value of our MSRs in relation to our annualized retained servicing fee. It is calculated by dividing (a) the fair market value of our MSRs as of a specified date by (b) the weighted average annualized retained servicing fee for our servicing portfolio as of such date. We exclude purchased MSRs from this calculation because our servicing portfolio consists primarily of originated MSRs and, consequently, purchased MSRs do not have a material impact on our weighted average service fee.

Servicing fee income increased by 10.6% for the year ended December 31, 2023 compared to the year ended December 31, 2022 mostly due to the 9.4% increase in the average UPB of our servicing portfolio and the increase in the number of loans serviced.

As of December 31, 2023, loans representing approximately 0.1% of the loans in our servicing portfolio were in forbearance.

Valuation Adjustment of Mortgage Servicing Rights

The table below presents the components of our MSR valuation adjustment for the periods presented.

($ in thousands)	Year Ended December 31, 2023	2022	$ Change	% Change
Change in fair value of MSRs due to collection/realization of cash flows	$ (55,588)	$ (83,390)	$ 27,802	33.3 %
Change in fair value of MSRs due to model inputs and assumptions	(83,972)	300,941	(384,913)	(127.9)%
Total MSR valuation adjustment	$ (139,560)	$ 217,551	$ (357,111)	(164.2)%

The fair value of our MSRs generally increases as interest rates increase and prepayments decrease. The weighted average estimated prepayment speed of loans in our servicing portfolio increased to 8.5% at December 31, 2023 compared to 7.5% at December 31, 2022, driven by a decrease in short-term interest rates in December 2023. This also led to a decrease in interest earnings on escrow balances we held, further resulting in a lower valuation. The higher estimated prepayment speed indicates that prepayments will increase in the future, which results in a decrease in the value of the MSR asset.

Interest Income

($ in thousands)	Year Ended December 31,		$ Change	% Change
	2023	2022		
Interest income, funding	$ 55,235	$ 52,210	$ 3,025	5.8 %
Interest income earnings credit	45,932	13,051	32,881	251.9 %
Other	3,237	2,883	354	12.3 %
Total interest income	$ 104,404	$ 68,144	$ 36,260	53.2 %

Interest income, funding for the year ended December 31, 2023 increased due to higher weighted average note rates on loans originated, offset by declines in volume of 21.8%. The weighted average note rate of originated loans increased from 4.9% during the year ended December 31, 2022 to 6.8% for the year ended December 31, 2023. Interest income earnings credit increased for the year ended December 31, 2023 compared to the year ended December 31, 2022 due to our cash balances yielding a higher earnings credit rate, which is set by our banking partners on non-interest bearing deposits and applied against other banking fees as an offset.

Interest Expense

($ in thousands)	Year Ended December 31,		$ Change	% Change
	2023	2022		
Interest expense, funding facilities	$ 45,861	$ 26,351	$ 19,510	74.0 %
Interest expense, other financing	12,927	8,113	4,814	59.3 %
Bank servicing charges	5,974	8,589	(2,615)	(30.4)%
Payoff interest expense	1,602	6,149	(4,547)	(73.9)%
Other	—	38	(38)	NM
Total interest expense	$ 66,364	$ 49,240	$ 17,124	34.8 %

_____
NM—Not meaningful.

Interest expense, funding facilities increased for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in interest costs due to rising interest rates. The weighted average interest rate for warehouse lines of credit increased from 3.3% during the year ended December 31, 2022 to 7.0% for the year ended December 31, 2023, partially offset by a decline in average warehouse line of credit balances. The decline in warehouse line of credit balances also contributed to the lower bank servicing charges as the facility fees were reduced.

Interest expense, other financing increased for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in weighted average interest rates from 4.8% to 8.3%, while the average balances on our MSR borrowings remained relatively flat.

Summary of Expenses

Salaries, Incentive Compensation and Benefits

($ in thousands)	Year Ended December 31,		$ Change	% Change
	2023	2022		
Salaries	282,986	303,391	(20,405)	(6.7)%
Incentive compensation	166,752	241,444	(74,692)	(30.9)%
Benefits	80,123	74,350	5,773	7.8 %
Total salaries, incentive compensation and benefits expense	$ 529,861	$ 619,185	$ (89,324)	(14.4)%

Salaries expense decreased for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to a decrease in origination support costs of $26.3 million associated with lower headcount as a result of lower origination volume, partially offset by an increase in employee salaries and headcount associated with acquisitions completed during 2023.

Incentive compensation expense decreased for the year ended December 31, 2023 as compared to the year ended December 31, 2022, primarily due to the decrease in origination volume of 21.8%. Incentive compensation is generally correlated with changes in volume but is also variable in nature as it is dependent upon achievement of certain performance measures. During the year ended December 31, 2023 incentive expense decreased more than volume due to performance based measures not being met from low production and market conditions.

Benefits expense increased for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to an increase of $9.3 million on our deferred compensation plans driven by fluctuations in the fair market value of the underlying funds, offset by a decrease of $3.9 million in payroll taxes due to reduced incentive compensation and salaries.

General and Administrative

($ in thousands)	Year Ended December 31,		$ Change	% Change
	2023	2022		
Contingent liability fair value adjustment, net	$ 2,066	$ (45,075)	$ 47,141	104.6 %
Professional fees	45,211	48,515	(3,304)	(6.8)%
Advertising and promotions	18,133	18,661	(528)	(2.8)%
Office supplies, travel and entertainment	12,070	10,787	1,283	11.9 %
Miscellaneous	5,733	5,197	536	10.3 %
Total general and administrative expense	$ 83,213	$ 38,085	$ 45,128	118.5 %

The increase to the contingent liability fair value adjustment, net during the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to revisions made to the estimated fair value of earn-out obligations related to our acquisitions based on revised forecasted amounts and the $45.1 million gain recognized during the year ended December 31, 2022 from the write-down of the earn-out related to a prior acquisition.

Professional fees decreased for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to decreases of $4.8 million in per loan verification fees, which is tied to origination volume, and $1.2 million in corporate liability insurance expenses, partially offset by $2.2 million in increased professional fees primarily related to investments in technology solutions and software development.

Occupancy, Equipment and Communication

($ in thousands)	Year Ended December 31, 2023		Year Ended December 31, 2022		$ Change		% Change
Occupancy	$	41,230	$	40,658	$	572	1.4 %
Equipment		8,254		8,665		(411)	(4.7)%
Communication		22,992		22,384		608	2.7 %
Total occupancy, equipment and communication expense	$	72,476	$	71,707	$	769	1.1 %

Occupancy costs generally consist of fixed costs and remain consistent except any increases associated with new acquisitions, expansion into new territories and entry into new material building leases or any decreases associated with downsizing office space.

The nominal changes in total occupancy, equipment and communication expense during the year ended December 31, 2023 as compared to the year ended December 31, 2022, were in line with expectations as we acquired new operating leases in connection with recent acquisitions and exited or reduced the size of our remaining facilities during the year ended December 31, 2023.

Depreciation and Amortization

Depreciation and amortization expense is expected to remain consistent as most furniture, equipment and leasehold improvements are depreciated on a straight-line basis and intangible assets are amortized on a straight-line basis. Depreciation and amortization expense remained relatively flat from $15.5 million for the year ended December 31, 2022 to $14.6 million for the year ended December 31, 2023.

Provision for Foreclosure Losses

Our 60-plus days delinquency rate was 1.8% and 1.7% at December 31, 2023 and 2022, respectively. The delinquency rate remained relatively flat during the year ended December 31, 2023 compared to the prior year. We continue to monitor foreclosure reserves and potential losses regularly to assess if further changes are needed.

Segment Results for the Years Ended December 31, 2023 and 2022

Our operations are comprised of two distinct but related reportable segments that we refer to as our origination and servicing segments. We operate our origination segment from approximately 350 office locations. Our licensed sales professionals and support staff cultivate deep relationships with our referral partners and clients and provide a customized approach to the loan transaction, whether it is a purchase or a refinance. Although our origination and servicing segments are separated for this presentation, management sees the two segments as intricately related and interdependent. We believe that our servicing segment provides a steady stream of revenue to support our origination segment and that, more importantly, our servicing segment positions us to build longstanding client relationships that drive repeat and referral business back to the origination segment to recapture our clients' future mortgage transactions. In particular, the growth of our servicing segment is dependent on the continued growth of our origination volume because our servicing portfolio consists primarily of originated MSRs.

Financial results from our acquisitions are integrated into their respective segments after the close of the transactions. Revenues and expenses from our acquisitions are allocated primarily to our origination segment. See below for an overview and discussion of each of our segments' results for the years ended December 31, 2023 and 2022. These results do not include unallocated corporate costs. See "Note 21—Segments" of the "Notes to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report for additional information about our segments.

Origination

($ and units in thousands)	Year Ended December 31,	
	2023	**2022**
Total in-house originations	$14,959,070	$19,123,199
Funded loans	46	59
Loan origination fees and gain on sale, net	$ 501,789	$ 697,822
Gain on reverse mortgage loans held for investment and HMBS-related borrowings, net	8,233	—
Interest income, net	5,544	20,115
Other income, net	805	(57)
Net revenue	516,371	717,880
Salaries, incentive compensation and benefits	456,059	562,194
General and administrative	57,683	15,249
Occupancy, equipment and communication	62,799	62,556
Depreciation and amortization	13,485	13,889
Total expenses	590,026	653,888
Net (loss) income allocated to origination	$ (73,655)	$ 63,992

The decrease in the origination segment's net revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily driven by decreased revenue from loan origination fees and gain on sale of loans, net of $196.0 million, or 28.1%. The decrease in gain on sale of loans was primarily driven by a $5.6 billion, or 27.3%, decrease in loan sales and a decrease in gain on sale margins of 28 basis points.

Salaries, incentive compensation and benefits expense decreased for the year ended December 31, 2023 compared to the same period in 2022 due to decreased variable incentive compensation paid to our origination teams and reduced headcount due to declines in origination volume.

General and administrative expense increased for the year ended December 31, 2023 compared to the same period in 2022 primarily due to a gain of $45.1 million related to the valuation adjustment on our contingent liability during the year ended December 31, 2022 compared to an expense of $2.1 million in the year ended December 31, 2023.

Interest income, net decreased for the year ended December 31, 2023 compared to the same period in 2022 primarily due to a decrease in production of 21.8% and compression of interest rate margin.

Servicing

($ and units in thousands)	Year Ended December 31,	
	2023	**2022**
UPB of servicing portfolio (period end)	$85,033,899	$78,892,987
Loans serviced (period end)	345	324
Loan servicing and other fees	$ 246,144	$ 223,403
Loan origination fees and gain on sale, net	(486)	5,852
Other income, net	199	1,146
Total revenue	245,857	230,401
Valuation adjustment of MSRs	(139,560)	217,551
Interest income, net	43,024	5,465
Net revenue	149,321	453,417
Salaries, incentive compensation and benefits	31,298	29,001
General and administrative	11,191	9,657
Occupancy, equipment and communication	4,785	4,819
Depreciation and amortization	496	654
Provision for foreclosure losses	1,188	300
Total expenses	48,958	44,431
Net income allocated to servicing	$ 100,363	$ 408,986

We recorded a $139.6 million downward adjustment to the fair value of our MSRs for the year ended December 31, 2023, compared to a $217.6 million upward adjustment for the same time period in 2022. See discussion above under "—Results of Operations—Revenue—Valuation Adjustment of Mortgage Servicing Rights".

Loan servicing and other fees increased due to the increases in the UPB of our servicing portfolio and the number of loans serviced at December 31, 2023 compared to 2022.

Loan origination fees and gain on sale, net decreased within the servicing segment due to modified loan sales as well as lower margins driven by market conditions and rising interest rates.

The increase in interest income primarily relates to a $32.9 million increase in interest income earnings credit for the year ended December 31, 2023 compared to the year ended 2022 due to our cash balances yielding a higher earnings credit rate, which is set by our banking partners on non-interest bearing deposits and used to offset bank fees.

Liquidity, Capital Resources and Cash Flows

Historically, our primary sources of liquidity have included:

- cash flows from our operations, including:
  - sale of whole loans into the secondary market;
  - loan origination fees;
  - servicing fee income; and
  - interest income on MLHS;
- borrowings on warehouse lines of credit to originate mortgage loans; and
- borrowings on our MSR notes payable.

Historically, our primary uses of funds have included:

- cash flows used in our operations, including but not limited to:
  - origination of MLHS;
  - payment of interest expense; and
  - payment of operating expenses, including personnel costs and IT infrastructure;

- repayments on warehouse lines of credit;

- repayments on our MSR notes payable;

- acquisitions of other mortgage businesses;

- share repurchases; and

- payment of dividends.

We are also subject to contingencies that may have a significant effect on the use of our cash. We believe that our cash flows from operations and other available sources of liquidity will be sufficient to fund our operations and meet our material cash requirements for the next 12 months. We believe we will meet longer-term expected future cash requirements and obligations through a combination of existing cash and cash equivalent balances, cash flow from operations, and amounts available for borrowing under our loan funding facilities.

Debt Obligations

In order to originate and aggregate loans for sale into the secondary market, we use our own working capital and borrow or obtain money on a short-term basis, primarily through committed and uncommitted loan funding facilities that we have established with large national and global banks. We fund substantially all of the mortgage loans we close through borrowings under our loan funding facilities.

Our loan funding facilities are primarily in the form of master repurchase agreements, which we refer to as "warehouse lines of credit." Loans financed under these facilities are generally financed at approximately 97% to 98% of the principal balance of the loan (although certain types of loans are financed at lower percentages of the principal balance of the loan), which requires us to fund the balance from cash generated from our operations. Once closed, the underlying residential mortgage loan that is held for sale is pledged as collateral for the borrowing or advance that was made under these loan funding facilities. In most cases, the loans will remain in one of the loan funding facilities for only a short time, generally less than one month, until the loans are pooled and sold. During 2023, our loans remained on warehouse lines of credit for an average of 18 days. During the time the loans are held for sale, we earn interest income from the borrower on the underlying mortgage loan. This income is partially offset by the interest and fees we must pay under the loan funding facilities.

When we sell a pool of loans in the secondary market, the proceeds received from the sale of the loans are used to pay back the amounts we owe on the loan funding facilities. We rely on the cash generated from the sale of loans to fund future loans and repay borrowings under our loan funding facilities.

As of December 31, 2023, we had nine different loan funding facilities in different amounts and with various maturities, including an early buyout facility. The early buyout facility allows us to purchase certain delinquent GNMA loans that we service and finance them on the facility until the loan is cured or subsequently sold. As of December 31, 2023, the aggregate available amount under our loan facilities was approximately $1.8 billion, with combined outstanding balances of approximately $833.8 million. We are continually assessing our financing arrangements to ensure they are aligned with our business needs and make adjustments as necessary. We intend to renew our warehouse lines of credit maturing in 2024.

As of December 31, 2023, we had three different MSR notes payable in different amounts with different maturities. As of December 31, 2023, the aggregate available amount under our MSR notes payable was $700.0 million, with combined outstanding balances of $148.8 million. Subject to certain borrowing base limitations, we had $336.2 million of borrowing capacity available under our MSR notes payable. The borrowing capacity under our MSR notes payable is restricted by the valuation of our servicing portfolio. We intend to renew the MSR note payable maturing in 2024.

The amount of financing advanced on each individual loan under our loan funding facilities is determined by agreed upon advance rates but may be less than the stated rate due to fluctuations in the market value of the mortgage loans securing the financings. If the lenders providing the funds under our loan funding facilities determine that the value of the loans serving as collateral for our borrowings under those facilities has decreased, they can initiate a margin call to require us to provide additional collateral or reduce the amount outstanding with respect to those loans. Our inability or unwillingness to satisfy such a request could result in the termination of the related facilities and a potential default under our other loan funding facilities. In addition, a large unanticipated margin call could have a material adverse effect on our liquidity.

The amount owed and outstanding under our loan funding facilities fluctuates significantly based on our origination volume, the amount of time it takes us to sell the loans we originate and the amount of loans we are self-funding with cash. We may from time to time post surplus cash as additional collateral to buy-down the effective interest rates of certain loan funding facilities or to self-fund a portion of our loan originations. As of December 31, 2023, we had posted $8.7 million in cash as additional collateral. We have the ability to draw back this additional collateral at any time unless a margin call has been made or a default has occurred under the relevant facilities.

Our loan funding facilities and MSR notes payable generally require us to comply with certain operating and financial covenants and the availability of funds under these facilities are subject to, among other conditions, our continued compliance with these covenants. These financial covenants include, but are not limited to, maintaining a certain (i) minimum tangible net worth, (ii) minimum liquidity and (iii) a maximum ratio of total liabilities or total debt to tangible net worth and (iv) satisfying certain adjusted pre-tax net income requirements. We may need to seek waivers or amendments of covenants depending on future operating performance. A breach of these covenants could result in an event of default under our funding facilities, which would allow the related lenders to pursue certain remedies. In addition, each of these facilities includes cross default or cross acceleration provisions that could result in all of our funding facilities terminating if an event of default or acceleration of maturity occurs under any one of them. We were in compliance with each of these covenants as of December 31, 2023 and 2022.

Our debt obligations are summarized below by facility as of December 31, 2023:

Facility ($ in thousands)	Outstanding Indebtedness	Total Facility Size		Maturity Date
Warehouse lines of credit	$ 122,462	$ 345,000		January 2025
	99,059	150,000		August 2024
	158,412	300,000		June 2024
	87,252	200,000		May 2024
	91,039	200,000		September 2024
	134,964	300,000	(1)	September 2024
	30,185	50,000	(2)	N/A
	78,682	200,000	(3)	N/A
	34,280	75,000	(4)	March 2025
Total warehouse lines of credit	836,335	1,820,000		
MSR notes payable	87,766	400,000	(5)	September 2028
	31,000	200,000	(6)	August 2027
	30,000	100,000	(1)	September 2024
Total MSR notes payable	148,766	700,000		

---

(1) Amounts drawn on the MSR notes payable with this lender reduce the facility size available under the warehouse line of credit with this lender by an equal and offsetting amount.
(2) This facility's maturity date is 30 days from written notice from either the financial institution or us.
(3) This facility agreement is due on demand.
(4) Each buyout transaction carries a maximum term of four years from the date of repurchase.
(5) Facility provides for committed amount of $250.0 million, which can be increased up to $400.0 million.
(6) Facility provides for committed amount of $135.0 million, which can be increased up to $200.0 million.

See "Note 13—Warehouse Lines of Credit, Net" and "Note 14—Notes Payable" of the "Notes to Consolidated Financial Statements" included in Part II, Item 8 in this Annual Report for information on debt obligation.

Secondary Market Investors

The investors to whom we sell mortgage loans we originate in the secondary market require us to abide by certain operating and financial covenants. These covenants include maintaining (i) a certain minimum net worth, (ii) a certain minimum liquidity, (iii) a certain minimum of total liquid assets, (iv) a certain maximum ratio of adjusted net worth to total assets and (v) fidelity bond and mortgage servicing errors and omissions coverage. A breach of these covenants could result in an event of default and could disallow us to continue selling mortgage loans to one or all of these investors in the secondary market, which in turn could have a significant impact on our liquidity and results of operations. We were in compliance with each of these covenants as of December 31, 2023 and 2022.

Cash Flows

Our cash flows are summarized below:

($ in thousands)	Year Ended December 31,	
	2023	2022
Net cash (used in) provided by operating activities	$ (91,719)	$ 1,259,593
Net cash used in investing activities	(136,603)	(7,178)
Net cash provided by (used in) financing activities	208,949	(1,353,781)
Decrease in cash, cash equivalents and restricted cash	$ (19,373)	$ (101,366)

Operating activities

Our cash flows from operating activities are primarily influenced by changes in the levels of inventory of loans held for sale, as shown below:

($ in thousands)	Year Ended December 31,	
	2023	2022
Loans held for sale	$ (55,452)	$ 1,358,441
Other operating sources	(36,267)	(98,848)
Net cash (used in) provided by operating activities	$ (91,719)	$ 1,259,593

For the year ended December 31, 2023 our loan sales were less than our loan originations with loan sales at $14.9 billion and loan originations at $15.3 billion. For the year ended December 31, 2022 our loan sales exceeded our loan originations with loan sales at $20.5 billion compared to loan originations at $19.3 billion. When loan sales are higher than loan originations we typically experience a net cash inflow and when loan originations are higher than loan sales we typically experience a net cash outflow. Therefore, in the year ended December 31, 2022 we experienced a net cash inflow from our loans held for sale compared to the year ended December 31, 2023 during which our cash used was minimal. The decrease in cash used by other operating sources was primarily due to lower operating expenses driven by overall lower production.

Investing activities

Our investing activities primarily consist of originations and payment activity on loans held for investment, strategic acquisitions and purchases of property and equipment. Cash used in investing activities increased for the year ended December 31, 2023 compared to the prior year period, primarily due to the origination and purchase of $109.6 million in reverse mortgage loans and advances held for investment as we recently began originating reverse mortgage loans. We also used $8.0 million to fund the acquisitions of Legacy, CCM and FCM and issued a note receivable for $11.3 million in connection with the acquisition of CCM.

Financing activities

Our cash flows from financing activities are primarily influenced by changes in the levels of warehouse lines of credit used to fund loan originations, which were consistent with the changes in loan origination volume.

($ in thousands)	Year Ended December 31,	
	2023	2022
Warehouse lines of credit	$ 121,534	$ (1,213,742)
MSR notes payable	22,516	(123,750)
Other financing sources	64,899	(16,289)
Net cash provided by (used in) financing activities	$ 208,949	$ (1,353,781)

Borrowings under warehouse lines of credit move directionally with our mortgage loans held for sale. When our loan originations are higher than our loan sales, borrowings on our warehouse lines of credit would typically exceed our repayments on those lines and when our loan sales exceed our loan originations, our repayments on those lines would typically be higher than our borrowings. During the year ended December 31, 2023 our loan originations slightly exceeded our loan sales causing the net cash provided by warehouse lines of credit to be minimal as compared to the year ended December 31, 2022 where our loan sales exceeded our loan originations which caused there to be a net cash outflow of repayments on our warehouse lines of credit. The change in cash used in other financing sources was primarily driven by net borrowings of $22.5 million during the year ended December 31, 2023 compared to net repayments of $123.8 million during the year ended December 31, 2022 on our MSR notes payable. In addition, we borrowed $106.7 million in connection with our reverse mortgage securitizations and we paid $30.5 million in special cash dividends during the year ended December 31, 2023.

Share Repurchase Program

On May 5, 2022, our Board of Directors authorized us to repurchase up to $20.0 million of our outstanding Class A common shares over the next 24 months. The share repurchase program allows us to repurchase our Class A common shares from time to time on the open market or in privately negotiated transactions. We are not obligated to purchase any shares under the share repurchase program and the timing of any repurchases will depend on a number of factors, including, but not limited to, stock price, trading volume, market conditions, and other general business considerations. The share repurchase program may be modified, suspended or terminated by our Board of Directors at any time. We intend to fund any repurchases under the share repurchase program with cash on hand. Through December 31, 2023, we repurchased and subsequently retired 830,262 shares of our Class A common stock at an average purchase price of $10.65 per share. As of December 31, 2023, $11.2 million remains available for repurchase.

Interest rate lock commitments

We enter into IRLCs with borrowers who have applied for residential forward mortgage loans and who meet certain credit and underwriting criteria. These commitments expose us to market risk if interest rates change during the period of time in which the loan is not economically hedged or committed to be sold to an investor. We are also exposed to credit loss if a loan for which we entered into an IRLC is originated and is not sold to an investor and the related client does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the mortgagor's residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon. Total commitments to originate forward mortgage loans, adjusted for pull-through, were approximately $710.9 million and $757.0 million as of December 31, 2023 and 2022, respectively. See "Note 18—Commitments and Contingencies" of the "Notes to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report.

Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain of these estimates significantly influence the portrayal of our financial condition and results, and they require us to make difficult, subjective or complex judgments. Although we believe that the judgments, estimates and assumptions used in the preparation of our consolidated financial statements were appropriate given the circumstances at the time they were made, actual results could materially differ from those estimates.

Our critical accounting estimates primarily relate to the fair value estimates of our MSRs, reverse mortgage loans held for investment and HMBS-related borrowings, IRLCs and goodwill. See "Note 1—Business, Basis of Presentation, and Accounting Policies" of the "Notes to Consolidated Financial Statements" included in Part II, Item 8 in this Annual Report for information on our critical accounting policies related to these critical accounting estimates.

We believe these critical accounting estimates are subject to uncertainty because of the difficulty in observing certain significant inputs affecting our fair value assets and liabilities. As a result, we are required to make subjective judgments regarding the fair values of these items. Different persons in possession of the same facts may reasonably arrive at different conclusions as to the inputs used in valuing these assets and liabilities and their fair values. Such differences may result in significantly different fair value measurements. Likewise, due to the general illiquidity of some of these assets, subsequent transactions with respect to them may be at values significantly different from those we record.

Due to the difficulty and complexity in measuring certain of our fair value assets and liabilities, we may engage third parties to assist management in determining their values. We have also established controls in which management reviews and discusses these valuations with our accounting department and any third parties that we have engaged for this purpose to ensure accuracy over financial reporting. We re-measure the fair value of these assets and liabilities on a monthly, quarterly or annual basis by evaluating certain observable information, which may include current market pricing, recent trade activity, and industry data.

Below is a summary of our Level Three assets recorded at fair value compared to our total assets and stockholders' equity as of December 31, 2023 and 2022. See "Note 2—Fair Value Measurements" of the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report for additional information.

Level/Description ($ in thousands)	December 31, 2023			December 31, 2022		
	Carrying Value of Assets	Percentage of		Carrying Value of Assets	Percentage of	
		Total Assets	Stockholders' Equity		Total Assets	Stockholders' Equity
Level Three: Prices determined using significant unobservable inputs that reflect our judgements about the factors that market participants use in pricing an asset or liability and are based on the best information available in the circumstances.	$1,503,759	41 %	127 %	$1,142,018	35 %	91 %
Total assets	$3,676,720			$3,239,591		
Total stockholders' equity	$1,183,493			$1,249,287		

The increase in the percentage of assets carried at fair value compared to total assets from 2022 to 2023 is primarily due to the fair value of reverse mortgage loans held for investment of $315.9 million at December 31, 2023. We began offering reverse mortgages to our customers after we acquired certain assets of CCM in April 2023.

The following is a discussion of our critical accounting estimates:

Mortgage Servicing Rights

As of December 31, 2023 and 2022, we reported $1.2 billion and $1.1 billion, respectively, of fair value of MSRs. We recognized an $84.0 million fair value loss and $300.9 million fair value gain due to changes in valuation model inputs or assumptions in the years ended December 31, 2023 and 2022, respectively.

MSRs are classified within Level Three of the valuation hierarchy because we determine their fair value based on unobservable inputs and because there is a limited market for MSRs. To determine the fair value of our MSRs when they are created, we use a valuation model that calculates the present value of the future cash flows related to them. The MSR valuation model incorporates assumptions that market participants would use in estimating future net servicing income, including estimates of contractual service fees, ancillary income and late fees, the cost of servicing, the discount rate, float value, the inflation rate, estimated prepayment speeds and default rates. A third party conducts a monthly valuation of our MSRs, and we record any changes to the fair value of our MSRs that result from changes in valuation model inputs or assumptions and collections of servicing cash flows in accordance with such third-party analysis and GAAP. Changes in economic and other relevant conditions could cause the assumptions used in valuing our MSRs, such as those with respect to prepayment speeds, to be incorrect and such changes could result in fluctuations in the recorded value of our MSRs. We provide more detailed information on our MSRs in "Note 7—Mortgage Servicing Rights" of the "Notes to Consolidated Financial Statements" included in Part II, Item 8 of this Annual Report.

The following tables illustrate the impact of adverse and favorable changes on the prepayment speeds, discount rate and cost to service at two different data points at December 31, 2023:

Prepayment Speeds		Discount Rate		Cost to Service (per loan)	
10% Adverse Change	20% Adverse Change	10% Adverse Change	20% Adverse Change	10% Adverse Change	20% Adverse Change
$ (36,968)	$ (72,701)	$ (47,899)	$ (93,196)	$ (11,315)	$ (23,573)

Prepayment Speeds		Discount Rate		Cost to Service (per loan)	
10% Favorable Change	20% Favorable Change	10% Favorable Change	20% Favorable Change	10% Favorable Change	20% Favorable Change
$ 41,031	$ 83,528	$ 53,297	$ 109,166	$ 13,070	$ 25,187

Reverse Mortgage Loans Held for Investment and HMBS-Related Borrowings

At December 31, 2023, we held $315.9 million of reverse mortgage loans held for investment and $302.2 million HMBS-related borrowings.

Reverse mortgage loans are residential mortgage loans for which neither principal nor interest is due until the borrower dies, the home is sold, or other trigger events occur. The Company securitizes home equity conversion mortgages ("HECM") into Home Equity Conversion Mortgage-Backed Securities ("HMBS"), which

Ginnie Mae guarantees, and sells them in the secondary market while retaining the rights to service. The Company has determined that HECM loans transferred under the current Ginnie Mae HMBS securitization program do not meet the requirements for sale accounting and are therefore not derecognized upon date of transfer. The Ginnie Mae HMBS securitization program includes certain terms that do not meet the participating interest requirements and require or provide an option for the Company to reacquire the loans prior to maturity. Due to these terms, the transfer of the loans does not meet the requirements of sale accounting. As a result, the Company accounts for HECM loans transferred into HMBS securitizations as secured borrowings and continues to recognize the loans as held for investment, along with the corresponding liability for the HMBS related obligations.

The Company has elected to measure the HECM loans held for investment and HMBS-related borrowings at fair value on a recurring basis and are classified as Level Three of the valuation hierarchy. Fair value of reverse mortgage loans is estimated using a present value methodology that discounts estimated projected cash flows over the life of the loan using unobservable inputs which include conditional prepayment rates and discount rates. The conditional prepayment rate assumption is inclusive of voluntary (repayment or payoff) and involuntary (inactive/delinquent status and default) prepayments. The discount rate assumption used is primarily based on an assessment of current market yields on reverse mortgage loan and tail securitizations, expected duration of the asset and current market interest rates. HMBS- related borrowings are not actively traded; therefore, quoted market prices are not available. The Company determines fair value using a discounted cash flow model, by discounting the projected payment of principal and interest over the estimated life of the borrowing at a market rate, due to significant unobservable inputs, including conditional prepayment rates and discount rates. The discount rate assumption used is primarily based on an assessment of current market yields for newly issued HMBS, expected duration and current market interest rates. The Company engages a third-party valuation expert to assist in estimating the fair value for both reverse mortgage loans and HMBS-related borrowings.

Below are the significant unobservable inputs used to value the reverse mortgage loans held for investment and HMBS-related borrowings:

	December 31, 2023
Unobservable Input	**Range (Weighted Average)**
Life in years	0.1 - 8.9 (7.2)
Discount rate	12.0% - 12.0% (12.0%)
Conditional prepayment rate including voluntary and involuntary prepayments	6.9% - 11.3% (8.1%)

Interest Rate Lock Commitments

At December 31, 2023 and 2022, we held $14.9 million and $1.5 million, respectively, of IRLC assets at fair value.

IRLCs are classified within Level Three of the valuation hierarchy as we determine their value based upon unobservable inputs and because there is no active, observable market for IRLCs. We determine the fair value of our IRLCs based upon the estimated fair value of the underlying mortgage loan, including the expected net future cash flows related to servicing that mortgage loan, net of estimated incentive compensation, and adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan under the original terms of the agreement (the "pull-through rate"). We estimate the pull-through rate based on changes in pricing and actual borrower behavior using a historical analysis of loan closing data and "fallout" data with respect to the number of commitments that have historically remained unexercised.

Our estimate of the probability that a loan will be funded and market interest rates are updated as the loan moves through the funding or purchase process and as market interest rates change and may result in significant changes in our estimates of the fair value of the IRLCs. Such changes are reflected in the change in fair value of IRLCs which is a component of our loan origination fees and gain on sale of loans, net. Increasing interest rates generally have a positive effect on the pull-through rate and the fair value and conversely, declining interest rates generally have a negative effect on the pull-through rate and the fair value.

We believe that the most significant Level Three input to the measurement of IRLCs is the pull-through rate. The following is a quantitative summary of the effect of changes in the pull-through rate input on the fair value of IRLCs at December 31, 2023:

Change in input[1]	Effect on fair value of IRLC of a change in pull-through rate (in thousands)	
(10)%	$	(1,431)
(5)%	$	(716)
5%	$	680
10%	$	1,216

_____

[1]   The upward shift in input amount on a per-loan basis is limited to the amount of shift required to reach a 100% pull-through rate.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment at the reporting unit level annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of the reporting unit below its carrying value. Our Origination reporting unit is subject to goodwill impairment testing. Goodwill is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. A qualitative assessment can include factors such as, financial performance, current and projected industry and market conditions, macroeconomic conditions, and other relevant events and factors affecting the reporting unit. If it is determined, based on qualitative factors, the fair value of the reporting unit may be more likely than not less than its carrying amount or if significant changes to macro-economic factors related to the reporting unit have occurred that could materially impact fair value, a quantitative goodwill impairment test would be required. A quantitative assessment for impairment requires management to use significant judgment and estimates, including, but not limited to, estimates of future cash flows, revenue growth rates, operating margins, and a discount rate. Such estimates are based upon assumptions which are inherently uncertain and unpredictable.

These assumptions are sensitive to changes in future periods as a result of overall economic conditions, including the impacts of inflationary pressures, and increased interest and discount rates. As a result, there can be no assurance that estimates and assumptions made for the purpose of assessing impairment will prove to be an accurate prediction of the future. If actual results are not consistent with our estimates and assumptions, we may be exposed to impairment losses that could be material.

As of the annual impairment testing date in 2023, we completed a qualitative analysis for the Origination reporting unit and we determined that there were no factors that would indicate the need to perform the quantitative goodwill test. As of the annual impairment testing date in 2022, we completed a qualitative and quantitative analysis for the Origination reporting unit and we determined that the estimated fair value of the Origination reporting was in excess of its carrying value.

We did not recognize any goodwill impairment during the years ended December 31, 2023 and 2022.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide information for this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Guild Holdings Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Guild Holdings Company and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of Mortgage Servicing Rights

As discussed in Notes 1, 2 and 7 to the consolidated financial statements, the fair value of the Company's Mortgage Servicing Rights (MSRs) as of December 31, 2023 is $1.2 billion. The Company recognizes MSRs when loans are sold, and the associated servicing rights are retained. The Company maintains one class of MSR asset and has elected the fair value option with the changes in fair value being recorded in current period income. To determine the fair value of the MSR when created, the Company uses a third-party valuation firm and its valuation model that calculates the present value of future cash flows. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, including estimates of contractual service fees, ancillary income and late fees, the cost of servicing, float value, the inflation rate, estimated prepayment speeds, and default rates. These estimated cash flows are present valued using a discount rate which is reflective of the servicer's required return on capital in addition to a premium for market liquidity, funding cost, and operational risk.

We identified the assessment of the fair value of the MSRs as a critical audit matter. A high degree of subjective and complex audit judgment was required, including the use of professionals with specialized skills and knowledge, to assess the estimated fair value of the MSRs. Specifically, the assessment encompassed the evaluation of the MSR valuation methodology, including the methods and models used to estimate the following key assumptions because they are unobservable and the sensitivity of changes to those assumptions have a significant effect on the valuation: (1) estimated prepayment speeds, (2) the cost of servicing, and (3) the discount rate. There was also a high degree of subjectivity and potential for management bias related to updates made to key assumptions due to changes in market conditions, mortgage interest rates, and servicing standards.

To address this critical audit matter, we evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to develop the fair value of the MSRs by testing certain sources of data and assumptions. In addition, we involved valuation professionals with specialized skills and knowledge who assisted in:

- assessing the design of the valuation model used to estimate the fair value of the MSRs in accordance with relevant U.S. generally accepted accounting principles
- evaluating the Company's fair value of the MSRs by benchmarking the value against industry surveys and by performing trend analyses with market data
- assessing the key assumptions by benchmarking against ranges obtained from comparable entities and industry surveys
- determining an independent fair value range and evaluating the Company's MSR value against that range.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

Los Angeles, California
March 14, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Guild Holdings Company:

Opinion on Internal Control Over Financial Reporting

We have audited Guild Holdings Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 14, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Los Angeles, California
March 14, 2024

GUILD HOLDINGS COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,	
	2023	**2022**
Assets		
Cash and cash equivalents	$ 120,260	$ 137,891
Restricted cash	7,121	8,863
Mortgage loans held for sale	901,227	845,775
Reverse mortgage loans held for investment	315,912	—
Ginnie Mae loans subject to repurchase right	699,622	650,179
Accounts and notes receivable, net	85,356	58,304
Derivative assets	15,595	3,120
Mortgage servicing rights, net	1,161,357	1,139,539
Intangible assets, net	25,125	33,075
Goodwill	186,181	176,769
Other assets	158,964	186,076
Total assets	$ 3,676,720	$ 3,239,591
Liabilities and stockholders' equity		
Warehouse lines of credit, net	$ 833,781	$ 713,151
Home Equity Conversion Mortgage-Backed Securities ("HMBS") related borrowings	302,183	—
Notes payable	148,766	126,250
Ginnie Mae loans subject to repurchase right	700,120	650,179
Accounts payable and accrued expenses	32,638	34,095
Accrued compensation and benefits	30,794	29,597
Investor reserves	19,973	16,094
Contingent liabilities due to acquisitions	8,720	526
Derivative liabilities	16,245	5,173
Operating lease liabilities	75,832	85,977
Note due to related party	—	530
Deferred compensation plan	99,154	95,769
Deferred tax liabilities	225,021	232,963
Total liabilities	2,493,227	1,990,304
Commitments and contingencies (Note 18)		
Stockholders' equity		
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $0.01 par value; 250,000,000 shares authorized; 20,786,814 and 20,583,130 shares issued and outstanding at December 31, 2023 and 2022, respectively	208	206
Class B common stock, $0.01 par value; 100,000,000 shares authorized; 40,333,019 shares issued and outstanding at December 31, 2023 and 2022	403	403
Additional paid-in capital	47,158	42,727
Retained earnings	1,135,387	1,205,885
Non-controlling interests	337	66
Total stockholders' equity	1,183,493	1,249,287
Total liabilities and stockholders' equity	$ 3,676,720	$ 3,239,591

See accompanying notes to consolidated financial statements

GUILD HOLDINGS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,	
	2023	2022
Revenue		
Loan origination fees and gain on sale of loans, net	$ 501,303	$ 703,674
Gain on reverse mortgage loans held for investment and HMBS-related borrowings, net	8,233	—
Loan servicing and other fees	246,144	223,403
Valuation adjustment of mortgage servicing rights	(139,560)	217,551
Interest income	104,404	68,144
Interest expense	(66,364)	(49,240)
Other income, net	1,027	1,289
Net revenue	655,187	1,164,821
Expenses		
Salaries, incentive compensation and benefits	529,861	619,185
General and administrative	83,213	38,085
Occupancy, equipment and communication	72,476	71,707
Depreciation and amortization	14,580	15,525
Provision for foreclosure losses	1,188	300
Total expenses	701,318	744,802
(Loss) income before income tax (benefit) expense	(46,131)	420,019
Income tax (benefit) expense	(6,994)	91,389
Net (loss) income	(39,137)	328,630
Net (loss) income attributable to non-controlling interests	(128)	32
Net (loss) income attributable to Guild	$ (39,009)	$ 328,598
(Loss) earnings per share attributable to Class A and Class B Common Stock:		
Basic	$ (0.64)	$ 5.39
Diluted	$ (0.64)	$ 5.35
Weighted average shares outstanding of Class A and Class B Common Stock:		
Basic	60,967	60,981
Diluted	60,967	61,379

See accompanying notes to consolidated financial statements

GUILD HOLDINGS COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share and per share amounts)

	Class A Shares	Class A Amount	Class B Shares	Class B Amount	Additional Paid-In Capital	Retained Earnings	Non-controlling Interests	Total
Balance at December 31, 2021	20,723,912	$ 207	40,333,019	$ 403	$ 42,175	$ 877,194	$ 34	$ 920,013
Stock-based compensation	—	—	—	—	7,322	—	—	7,322
Dividend equivalents on unvested restricted stock units forfeited	—	—	—	—	(93)	93	—	—
Vesting of restricted stock units	520,142	5	—	—	(5)	—	—	—
Shares of Class A common stock withheld related to net share settlement	(117,060)	(1)	—	—	(1,096)	—	—	(1,097)
Repurchase and retirement of Class A common stock	(543,864)	(5)	—	—	(5,576)	—	—	(5,581)
Net income	—	—	—	—	—	328,598	32	328,630
Balance at December 31, 2022	20,583,130	$ 206	40,333,019	$ 403	$ 42,727	$ 1,205,885	$ 66	$ 1,249,287
Stock-based compensation	—	—	—	—	8,662	—	—	8,662
Dividends paid on Class A and Class B common stock ($0.50 per share)	—	—	—	—	—	(30,479)	—	(30,479)
Dividend equivalents issued on unvested restricted stock units, net of forfeitures	—	—	—	—	997	(997)	—	—
Vesting of restricted stock units	659,936	7	—	—	(7)	—	—	—
Shares of Class A common stock withheld related to net share settlement	(169,854)	(1)	—	—	(1,951)	—	—	(1,952)
Repurchase and retirement of Class A common stock	(286,398)	(4)	—	—	(3,270)	—	—	(3,274)
Non-controlling interest related to consolidated joint venture	—	—	—	—	—	—	424	424
Deconsolidation of a joint venture	—	—	—	—	—	(13)	(25)	(38)
Net loss	—	—	—	—	—	(39,009)	(128)	(39,137)
Balance at December 31, 2023	20,786,814	$ 208	40,333,019	$ 403	$ 47,158	$ 1,135,387	$ 337	$ 1,183,493

See accompanying notes to consolidated financial statements

GUILD HOLDINGS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,	
	2023	**2022**
Cash flows from operating activities		
Net (loss) income	$ (39,137)	$ 328,630
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation and amortization	14,580	15,525
Valuation adjustment of mortgage servicing rights	139,560	(217,551)
Valuation adjustment of mortgage loans held for sale	(29,855)	44,561
Valuation adjustment of reverse mortgage loans held for investment and HMBS-related borrowings	(8,233)	—
Unrealized (gain) loss on derivatives	(1,404)	27,936
Amortization of right-of-use assets	21,427	15,972
Provision for investor reserves	8,675	6,876
Provision for foreclosure losses	1,188	300
Valuation adjustment of contingent liabilities due to acquisitions, net	2,479	(45,075)
Gain on sale of mortgage loans excluding fair value of other financial instruments, net	(336,245)	(528,243)
Earnings from unconsolidated joint ventures, net of distributions received	(337)	—
Paid-in-kind interest income	(306)	—
Deferred income taxes	(7,943)	90,718
Benefit from investor reserves	(4,796)	(9,219)
Foreclosure loss reserve	(4,192)	(1,957)
Stock-based compensation	8,662	7,322
Origination of mortgage loans held for sale	(14,193,944)	(19,220,547)
Proceeds on sale of and payments from mortgage loans held for sale	14,504,592	21,062,670
Other	3,437	(6,171)
Changes in operating assets and liabilities:		
Accounts and notes receivable, net	(3,224)	12,288
Other assets	2,768	(5,172)
Mortgage servicing rights	(161,378)	(246,648)
Accounts payable and accrued expenses	(3,928)	(22,742)
Accrued compensation and benefits	799	(45,482)
Income taxes	23,024	14,475
Contingent liability payments	—	(7,125)
Operating lease liabilities	(22,186)	(16,008)
Deferred compensation plan liability	(4,616)	4,377
Real estate owned, net	(1,186)	(117)
Net cash (used in) provided by operating activities	(91,719)	1,259,593

See accompanying notes to consolidated financial statements

GUILD HOLDINGS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	Year Ended December 31,	
	2023	**2022**
Cash flows from investing activities		
Acquisition of businesses	(8,030)	(3,500)
Acquisition of reverse mortgage loans held for investment, net	(2,000)	—
Origination and purchase of reverse mortgage loans held for investment	(109,589)	—
Principal payments received on reverse mortgage loans held for investment	5,089	—
Issuance of notes receivable	(16,250)	—
Repayments on notes receivable	5,000	—
Purchases of property and equipment, net	(5,512)	(3,678)
Other	(5,311)	—
Net cash used in investing activities	(136,603)	(7,178)
Cash flows from financing activities		
Borrowings on warehouse lines of credit	14,496,450	18,892,553
Repayments on warehouse lines of credit	(14,374,916)	(20,106,295)
Proceeds from issuance of reverse mortgage loans and tails accounted for as HMBS-related obligations	106,691	—
Repayments on HMBS-related obligations	(5,138)	—
Borrowings on notes payable	148,766	20,000
Repayments on notes payable	(126,250)	(143,750)
Contingent liability payments	(388)	(7,300)
Net change in related party notes payable	(530)	(2,311)
Taxes paid related to net share settlement of equity awards	(1,952)	(1,097)
Repurchases of Class A common stock	(3,274)	(5,581)
Dividends paid	(30,479)	—
Other	(31)	—
Net cash provided by (used in) financing activities	208,949	(1,353,781)
Decrease in cash, cash equivalents and restricted cash	(19,373)	(101,366)
Cash, cash equivalents and restricted cash, beginning of year	146,754	248,120
Cash, cash equivalents and restricted cash, end of year	$ 127,381	$ 146,754
Supplemental information		
Cash paid for interest, net	$ 15,356	$ 30,218
Cash paid for income taxes, net of refunds	$ (22,069)	$ (14,028)
Supplemental disclosure of non-cash investing activities:		
Reverse mortgage loans held for investment acquired at fair value	$ 189,770	$ —
HMBS-related borrowings assumed at fair value	(187,221)	—
Purchase price holdback	(549)	—
Net cash paid to acquire loans held for investment	$ 2,000	$ —
Measurement period adjustment to goodwill	$ 758	$ (1,710)

See accompanying notes to consolidated financial statements

(In thousands, except as otherwise indicated)

NOTE 1—BUSINESS, BASIS OF PRESENTATION, AND ACCOUNTING POLICIES

Organization

Guild Holdings Company, including its consolidated subsidiaries (collectively, "Guild" or the "Company") was incorporated in Delaware on August 11, 2020 for the purpose of facilitating an initial public offering ("IPO") of its Class A common stock and other related transactions in order to carry on the business of Guild Mortgage Company LLC ("GMC") and its wholly owned subsidiaries. GMC was incorporated in California on August 10, 1960 and in October of 2020 was converted to a California limited liability company. On October 21, 2020 Guild completed its IPO.

The Company originates, sells, and services residential mortgage loans. The Company operates approximately 350 branches with licenses in 49 states and the District of Columbia. The Company's residential mortgage originations are generated in 49 states from two channels of business: retail and correspondent. For the year ended December 31, 2023 the channel production was as follows: retail 95.0% and correspondent 5.0%. For the year ended December 31, 2022, the channel production was as follows: retail 96.0% and correspondent 4.0%.

The Company is certified with the United States Department of Housing and Urban Development ("HUD") and the Department of Veterans Affairs ("VA") and operates as a Federal Housing Administration ("FHA") non-supervised lender. In addition, the Company is an approved issuer with the Government National Mortgage Association ("GNMA" or "Ginnie Mae"), as well as an approved seller and servicer with the Federal National Mortgage Association ("FNMA" or "Fannie Mae", the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") and the United States Department of Agriculture Rural Development ("USDA").

Properties securing the mortgage loans in the Company's servicing portfolio are geographically dispersed throughout the United States; however, at December 31, 2023, approximately 12.4% of such properties were located in California, 10.1% were located in Texas, and 9.9% were located in Washington. At December 31, 2022, approximately 13.0% of such properties were located in California, 10.3% were located in Washington, and 10.2% were located in Texas. Loan production in Texas, California, and Washington represented 9.7%, 8.9%, and 8.7%, respectively, of the Company's total loan production in 2023. For the year ended December 31, 2022, California, Washington and Texas represented 10.8%, 10.5%, and 8.8%, respectively, of the Company's total loan production.

Principles of Consolidation

The Company's consolidated financial statements include the accounts of the Company, GMC, and their consolidated subsidiaries, variable interest entities ("VIE") of which the Company is the primary beneficiary, and joint ventures in which the Company has a majority voting interest and control.

The Company evaluates its relationships and investments to determine if it is the primary beneficiary of a VIE. Generally, a VIE is a legal entity in which the equity investors do not have the characteristics of a controlling financial interest or lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In determining whether the Company is the primary beneficiary of a VIE, the Company considers qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party controls such activities; the amount and characteristics of the Company's investment; the obligation or likelihood for the Company or other investors to provide financial support; and the similarity with and significance to the Company's business activities and the business activities of the other investors.

The carrying amount of the consolidated VIEs' and consolidated joint ventures' assets and liabilities were immaterial as of December 31, 2023 and 2022.

All intercompany accounts and transactions have been eliminated in consolidation.

Investments in Unconsolidated Joint Ventures

The Company has investments in unconsolidated joint ventures involved in the mortgage lending business, which are included in other assets in the Consolidated Balance Sheets. The Company's investments in these unconsolidated joint ventures are accounted for under the equity method of accounting as the Company does not have a majority voting interest, operational control or financial control. As a result, the Company does not recognize the assets and liabilities of these unconsolidated joint ventures in its financial statements. The Company's share of the net earnings or losses of the investee are included in other income, net in the Consolidated Statements of Operations.

The Company classifies distributions received from its unconsolidated joint ventures using the cumulative earnings approach. Distributions received are considered returns on the investment and classified as cash inflows from operating activities. If, however, the investor's cumulative distributions received, less distributions received in prior periods determined to be returns of investment, exceeds cumulative equity in earnings recognized, the excess is considered a return of investment and is classified as cash inflows from investing activities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although management is not currently aware of any factors that would significantly change its estimates and assumptions, actual results could materially differ from those estimates.

The following accounting policies, together with those disclosed elsewhere in the consolidated financial statements, represent the significant accounting policies of the Company.

Cash, Cash Equivalents and Restricted Cash

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company typically maintains cash in financial institutions in excess of Federal Deposit Insurance Corporation limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these cash balances. The Company maintains cash balances that are restricted under the terms of its warehouse lines of credit.

The following table summarizes the Company's cash, cash equivalents and restricted cash at December 31, 2023 and 2022:

	2023	2022
Cash and cash equivalents	$ 120,260	$ 137,891
Restricted cash	7,121	8,863
Total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$ 127,381	$ 146,754

Mortgage Loans Held for Sale

The Company measures newly originated prime residential mortgage loans held for sale ("MLHS") at fair value in accordance with ASC 825, *Financial Instruments*. Included in MLHS are loans originated as held for sale that are expected to be sold into the secondary market and loans that have been previously sold and repurchased from investors that management intends to resell into the secondary market, which are recorded at fair value.

The Company estimates fair value by evaluating a variety of market indicators, including recent trades and outstanding commitments, calculated on an individual loan basis and aggregated (see "Note 2—Fair Value Measurements"). Changes in the fair value of mortgage loans are recognized in current period income and are included in loan origination fees and gain on sale of loans, net. Fair value for mortgage loans covered by investor commitments is based on commitment prices. Fair value for uncommitted loans is based on current delivery prices. In accordance with ASC 825-10, the Company immediately recognizes loan origination fees, net of direct loan origination costs associated with these loans.

Loans are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

Reverse Mortgage Loans Held for Investment and HMBS-Related Borrowings, Net

In April 2023, the Company acquired certain assets of Cherry Creek Mortgage, LLC ("CCM") (see "Note 3 —Acquisitions), which expanded its range of services by offering reverse mortgages to its customers. Reverse mortgage loans are residential mortgage loans for which neither principal nor interest is due until the borrower dies, the home is sold, or other trigger events occur. Reverse mortgage loans can have either fixed interest rates or adjustable interest rates. In the case of most fixed-rate reverse mortgage loans, the borrower must draw the loan proceeds up front in one lump sum, while many adjustable-rate mortgage loans provide the borrower with a line of credit that can be drawn over time.

The Company has elected to measure these loans at fair value, on a recurring basis, with changes in fair value recorded as a charge or credit to gain on reverse mortgage loans held for investment and HMBS-related borrowings, net in the Consolidated Statements of Operations.

The Company securitizes home equity conversion mortgages ("HECM") into HMBS, which Ginnie Mae guarantees, and sells them in the secondary market while retaining the rights to service. The Company has determined that HECM loans transferred under the current Ginnie Mae HMBS securitization program do not meet the requirements for sale accounting under ASC 860, *Transfers and Servicing*, and are therefore not derecognized upon date of transfer. The Ginnie Mae HMBS securitization program includes certain terms that do not meet the participating interest requirements and require or provide an option for the Company to reacquire the loans prior to maturity. Due to these terms, the transfer of the loans does not meet the requirements of sale accounting. As a result, the Company accounts for HECM loans transferred into HMBS securitizations as secured borrowings and continues to recognize the loans as held for investment, along with the corresponding liability for the HMBS related obligations.

As an issuer of HMBS, the Company is required to repurchase reverse loans out of the Ginnie Mae securitization pools once the outstanding principal balance of the related HECM is equal to or greater than 98% of the maximum claim amount ("MCA") (referred to as unpoolable loans). Performing repurchased loans are conveyed to the HUD and payment is received from HUD typically within 75 days of repurchase. Nonperforming repurchased loans are generally liquidated through foreclosure, subsequent sale of the real estate owned ("REO") and claim submissions to HUD.

Gain on Reverse Mortgage Loans Held for Investment and HMBS-Related Borrowings, Net

The Company has elected to measure the HECM loans held for investment and HMBS-related borrowings at fair value on a recurring basis. The fair value gains and losses of the HECM loans and HMBS-related borrowings and the gains and losses on tail securitization are included in gain on reverse mortgage loans held for investment and HMBS-related borrowings, net in the Consolidated Statements of Operations. Tail securitizations are participations in previously securitized HECMs and are created by additions to principal for borrower draws on lines-of-credit (scheduled and unscheduled), interest, servicing fees, and mortgage insurance premiums. In addition, gain on reverse mortgage loans held for investment and HMBS-related borrowings, net includes interest income on the securitized HECM loans, interest expense on the HMBS-related borrowings, together with the realized cash gains or losses on tail securitization and the fair value changes related to new reverse mortgage loans through the securitization date. The reverse mortgage loan production activity is included in the Company's origination segment.

Ginnie Mae Loans Subject to Repurchase Right

In accordance with ASC 860-50, certain loans, as defined by the servicer guidelines, serviced by the Company on behalf of GNMA are recognized as an asset, and carried at the unpaid principal balance ("UPB") of the loans. The Company has a right to repurchase any loans serviced on behalf of GNMA that are three or more consecutive payments delinquent ("GNMA Loan Inventory"). The Company recognizes a corresponding liability ("GNMA Loan Payable") which is recorded at the unpaid principal balance, for loans in which the Company has not exercised the right to repurchase the loans. If the loan goes through foreclosure and is an FHA loan, HUD acts as the insurer for GNMA and reimburses the servicer for the UPB plus allowable interest and foreclosure fees. The Company reserves for unreimbursed interest and fees as part of the general foreclosure reserve. If the loan goes through foreclosure and is a VA loan, the VA acts as the insurer and reimburses the Company based on the net value of the underlying property. At the amount determined by the VA, the Company accounts for any loss on VA loans in its foreclosure loss reserve to a certain threshold with any excess charged to its investor reserves. If a foreclosure sale has been held on an FHA loan, the deed is transferred to the Company and the loan becomes a GNMA REO. These are foreclosed real estate properties securing GNMA loans. Both principal and interest for government insured/guaranteed loans secured by the foreclosed real estate properties are collectible because the loans are insured by the FHA or guaranteed by the VA. The GNMA Loan Inventory and real estate owned is equal, and offsetting, to the GNMA Loan Payable.

Mortgage Servicing Rights

Mortgage servicing rights ("MSRs") are recognized as assets in the Consolidated Balance Sheet when loans are sold, and the associated servicing rights are retained. The Company maintains one class of MSR asset and has elected the fair value option. To determine the fair value of the servicing right when created, the Company uses a valuation model that calculates the present value of future cash flows. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, including estimates of contractual service fees, ancillary income and late fees, the cost of servicing, the discount rate, float value, the inflation rate, estimated prepayment speeds, and default rates.

Derivative Instruments

The Company enters into interest rate lock commitments ("IRLCs") and forward commitments to sell mortgage loans and to be announced mortgage-backed securities which are considered derivative financial instruments. These items are accounted for as free-standing derivatives and are included in the Consolidated Balance Sheets at fair value. The Company treats all of its derivative instruments as economic hedges; therefore, none of its derivative instruments qualify for designation as accounting hedges.

The Company enters into IRLCs to originate residential mortgage loans at specified interest rates and within a specified period of time, with customers who have applied for a loan and meet certain credit and underwriting criteria. IRLCs on mortgage loans in process that have not closed, but are intended to be sold, are considered to be derivatives and changes in fair value are recorded in the Consolidated Statements of Operations as part of loan origination fees and gain on sale of loans, net. Fair value is based upon changes in the fair value of the underlying mortgages, estimated to be realizable upon sale into the secondary market, net of estimated incentive compensation expenses. Fair value estimates also consider loan commitments not expected to be exercised by customers for unforeseen reasons, commonly referred to as fallout.

IRLCs and uncommitted MLHS expose the Company to the risk that the value of the mortgage loans held and mortgage loans underlying the commitments may decline due to increases in mortgage interest rates during the life of the commitments. To protect against this risk the Company enters into derivative instruments such as forward loan sales commitments, mandatory delivery commitments, options and futures contracts. Management expects the changes in the fair value of these derivatives to have a negative correlation to the changes in fair value of the derivative loan commitments and MLHS, thereby reducing earnings volatility. The changes in fair value are recorded in the Consolidated Statements of Operations as part of loan origination fees and gain on sale of loans, net. The Company considers various factors and strategies in determining the portion of the mortgage pipeline and loans held for sale it wants to economically hedge.

The Company has elected to net derivative asset and liability positions, including cash collateral received from or paid to its counterparties when amounts are subject to legally enforceable master netting arrangements. IRLCs are not subject to master netting arrangements. Forward commitments include to be announced mortgage-backed securities that have been aggregated at the counterparty level for presentation and disclosure purposes. Counterparty agreements contain a legal right to offset amounts due to and from the same counterparty under legally enforceable master netting agreements to settle with the same counterparty, on a net basis, as well as the right to obtain cash collateral. Forward commitments also include commitments to sell loans to counterparties and to purchase loans from counterparties at determined prices. See "Note 2—Fair Value Measurements" and "Note 6—Derivative Financial Instruments" for additional information.

Property and Equipment, Net

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset, usually three years. Leasehold improvements are amortized using the straight-line method over the shorter of the term of the related lease or the estimated useful life.

The Company recognizes internal-use software within property and equipment which consists of both internal and external costs incurred in the development, testing and implementation directly related to the new software. The internal-use software is amortized over a three-year period and begins amortization upon the "go-live" date of the software. The Company determines the "go-live" date as the date in which the software is readily available to be used companywide.

Acquisitions

When making an acquisition, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values under ASC 805, *Business Combinations*. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. The Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date. The Company's estimates are inherently uncertain and actual results may differ from expectations. The Company may record measurement period adjustments during the measurement period (one year from the acquisition date) that result from obtaining additional information about the facts and circumstances that existed as of the acquisition date. If this additional information had been known, it would have affected the accounting for the business combination as of the acquisition date.

Accounting for business combinations requires the Company's management to make estimates and assumptions, especially at the acquisition date with respect to MSRs and contingent considerations. Although the Company believes the assumptions and estimates it has made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Intangible Assets, Net

Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives in a manner that best reflects their economic benefit. All intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount of such assets may not be recoverable.

Goodwill

Goodwill is recorded at fair value and is tested for potential impairment at least annually. The Company performs its annual goodwill impairment analysis as of October 1 or more frequently if events and circumstances indicate that the carrying value may not be recoverable.

The Company's goodwill is allocated by reporting unit and is evaluated for impairment by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance of the respective reporting unit and other relevant entity and reporting-unit specific considerations. If it is determined, based on qualitative factors, that the fair value of the reporting unit may be more likely than not less than the carrying amount, or if significant adverse changes in the Company's future financial performance occur that could materially impact fair value, a quantitative goodwill impairment test would be required. A quantitative assessment for impairment requires the Company to use significant judgment and estimates, including, but not limited to, estimates of future cash flows, revenue growth rates, operating margins, and a discount rate. Such estimates are based upon assumptions which are inherently uncertain and unpredictable.

The fair value of goodwill is determined by assigning the fair value of the reporting unit to all the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. If the fair value is less than the carrying value, the amount of impairment expense is equal to the difference between the reporting unit's fair value and the reporting unit's carrying value. See "Note 11—Goodwill and Intangibles" for additional information.

Contingent Liabilities due to Acquisitions

The Company may be required to pay future consideration to the former shareholders of acquired companies, depending upon the terms of the applicable purchase agreement, which is contingent upon the achievement of certain financial and operating targets. The Company determines the fair value for its contingent consideration obligations using an income approach whereby the Company forecasts the cash outflows related to the earn-outs, which are based on a percentage of net income specified in the purchase agreements. The Company then discounts these expected payment amounts to calculate the fair value as of the valuation date. The Company's management evaluates the underlying projections used in determining fair value each period and makes updates to these underlying projections when there have been significant changes in management's expectations of the future business performance.

The principal significant unobservable input used in the valuations of the Company's contingent consideration obligations is a risk-adjusted discount rate. Whereas management's underlying projections adjust for market penetration and other economic expectations, the discount rate is risk-adjusted for key factors such as uncertainty in the mortgage banking industry due to its reliance on external influences (interest rates, regulatory changes, etc.), upfront payments, and credit risk. An increase in the discount rate will result in a decrease in the fair value of contingent consideration. Conversely, a decrease in the discount rate will result in an increase in the fair value of contingent consideration.

At each reporting date, or whenever there are significant changes in underlying key assumptions, a review of these assumptions is performed and the contingent consideration liability is updated to its estimated fair value. If there are no significant changes in the assumptions, the quarterly determination of the fair value of contingent consideration reflects the implied interest for the passage of time. Changes in the estimated fair value of the contingent consideration obligations may result from changes in the terms of the contingent payments, changes in discount periods and rates and changes in probability assumptions with respect to the timing and likelihood of achieving the certain financial targets. Actual progress toward achieving the financial targets for the remaining measurement periods may be different than the Company's expectations of future performance. The change in the estimated fair value of contingent consideration is included in general and administrative expense in the Consolidated Statements of Operations.

Leases

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to and the agreement creates enforceable rights and obligations. The Company also considers whether its service arrangements include the right to control the use of an asset.

If an arrangement is determined to be a lease, the Company recognizes a right-of-use ("ROU") asset and a corresponding operating lease liability in its Consolidated Balance Sheet based on the present value of lease payments over the expected lease term, except leases with initial terms of 12 months or less. Lease payments may include fixed rent escalation clauses or payments that depend on an index or a rate (such as the consumer price index) measured using the index or applicable rate at lease commencement. Subsequent changes in the index or rate and any other variable payments, such as market-rate base rent adjustments, are recognized as variable lease expense in the period incurred. To determine the present value of lease payments, the Company uses its incremental borrowing rate, as the leases generally do not have a readily determinable implicit discount rate. The Company applies judgement in assessing factors such as Company-specific credit risk, lease term, nature and quality of the underlying collateral and the economic environment in determining the lease-specific incremental borrowing rate. The ROU assets are also adjusted for any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by lease incentives.

The Company's leases generally include a non-lease component representing additional services transferred to the Company, such as common area maintenance for real estate. The Company accounts for lease and non-lease components in its contracts as a single lease component for all asset classes. The non-lease components are usually variable in nature and recorded in variable lease expense in the period incurred.

The Company recognizes lease expense on a straight-line basis excluding short-term and variable lease payments which are recognized as incurred. Short-term lease cost represents payments for leases with a lease term of 12 months or less, excluding leases with a term of one month or less.

Real Estate Owned

There are two types of REO properties held by the Company. The first is considered a traditional REO where the Company owns, markets, and sells the property. At the time of foreclosure, other real estate owned is recorded at the asset's fair value less selling costs, which becomes the property's new basis. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less selling costs. Costs incurred in maintaining foreclosed real estate and subsequent write-downs to reflect declines in the fair value of the property are expensed as incurred. At December 31, 2023 and 2022, the Company had $1.5 million and $0.3 million of traditional REOs, respectively.

The second type is foreclosed real estate securing GNMA loans in process of conveyance to HUD but insured by the FHA, where the Company is the controller of the deed for a period of time. For GNMA loans, the property becomes REO if not sold to a third party at its foreclosure sale. Both principal and debenture rate interest for government insured loans secured by the foreclosed real estate are collectible because the loans are insured by the FHA. This is valued at the UPB of the loan, which is considered to be fair value, as HUD reimburses the Company for the UPB plus debenture rate interest and fees. The Company reserves for unreimbursed interest in excess of the debenture rate and fees as part of the foreclosure loss reserve. The total REO property that will be conveyed to HUD was valued at $0.5 million at December 31, 2023 and the Company held no such REO property at December 31, 2022.

Revenue Recognition

Loan origination fees and gain on sale of loans, net — loan origination fees and gain on sale of loans, net includes all components related to the origination and sale of mortgage loans, including (1) net gain on sale of loans, which represents the premium the Company receives in excess of the loan principal amount and certain fees charged by investors upon sale of loans into the secondary market, (2) loan origination fees (credits), points and certain costs, (3) provision for or benefit from investor reserves, (4) the change in fair value of interest rate locks and MLHS, (5) the gain or loss on forward commitments hedging loans held for sale and IRLCs, and (6) the fair value of originated MSRs. An estimate of the gain on sale of loans, net is recognized at the time an IRLC is issued, net of a pull-through factor. Subsequent changes in the fair value of IRLCs and MLHS are recognized in current period earnings. When the mortgage loan is sold into the secondary market, any difference between the proceeds received and the current fair value of the loan is recognized in current period earnings. Included in gain on sale of loans, net is the fair value of originated MSRs, which represents the estimated fair value of MSRs related to loans which the Company has sold and retained the right to service. See sections "—Mortgage Loans Held for Sale", "—Mortgage Servicing Rights," and "—Derivative Instruments" under "Note 1—Business, Basis of Presentation, and Accounting Policies," for more information related to fair value measurements of MLHS, the gain/(loss) on changes in the fair value of MSRs and the gain/(loss) on changes in the fair value of IRLCs, respectively. At December 31, 2023 and 2022, loan origination fees and gain on sale of loans were net of direct expenses of $112.7 million and $138.3 million, respectively.

Gain on reverse mortgage loans held for investment and HMBS-related borrowings, net — This represents certain cash and non-cash components recognized related to our reverse mortgage loans held for investment including the net fair value changes of securitized reverse mortgage loans and HMBS-related borrowings, fair value changes of unsecuritized reverse loans, and realized gains or losses on tail securitization. In addition, this includes interest income on the reverse mortgage loans held for investment and the interest expense on the HMBS-related borrowings.

Loan servicing and other fees — Loan servicing fees represent fees earned for servicing loans for various investors. The servicing fees are based on a contractual percentage of the outstanding principal balance and recognized into revenue as the related mortgage payments are received. Loan servicing expenses are charged to operations as incurred.

Valuation adjustment of mortgage servicing rights — In accordance with Accounting Standards Codification ("ASC") 860-50, *Transfers and Servicing — Servicing Assets and Liabilities* ("ASC 860-50"), the Company records MSRs as an asset, at fair value. The change in fair value is recorded within the Consolidated Statements of Operations on a monthly basis. See "Note 1—Business, Basis of Presentation, and Accounting Policies—Mortgage Servicing Rights," for information related to the gain/(loss) on changes in the fair value of MSRs.

Interest income — interest income includes interest earned on MLHS and interest income earnings credit.

Interest expense — interest expense includes interest paid to the Company's loan funding facilities and MSR facilities.

Investor Reserves

In the ordinary course of business, the Company has exposure to liabilities with respect to certain representations and warranties that we make to the investors who purchase the loans that we originate that under certain circumstances could require the Company to repurchase forward mortgage loans, or indemnify the purchaser of such loans for losses incurred, if there has been a breach of these representations and warranties, or in the case of early payment defaults. The estimation of the liability for probable losses related to the repurchase and indemnification obligation considers an estimate of probable future repurchase or indemnification obligations from breaches of representations and warranties. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling costs. The liability related to probable future repurchase or indemnification obligations is segregated by year of origination and considers the amount of unresolved repurchase and indemnification requests, as well as an estimate of future repurchase demands. Future repurchase demands are estimated based upon recent and historical repurchase and indemnification experience, as well as the success rate in appealing repurchase requests and an estimated loss severity, based on current loss rates for similar loans. The Company also has exposure to early payment defaults ("EPD") and/or early payoff fees ("EPO"). When the Company sells a loan to an investor and the loan either pays off or goes into default within a certain timeframe, the Company could be exposed to EPD and/or EPO fees in accordance with each investor's contract. In addition, in the event of an early payment default, we are contractually obligated to refund certain premiums paid to us by the investors who purchased the related loan. The Company reserves for these fees by estimating early payment defaults and payoff fees based on prior loan activity and current loan origination volume.

Foreclosure Loss Reserve and Provision for Foreclosure Losses

The Company has exposure for losses associated with government loans in foreclosure related to nonrefundable interest and foreclosure servicing costs. The Company maintains a reserve for government loans currently in foreclosure based on historical loss experience. The Company also accrues for any additional known losses above the current loss per loan; for example, losses due to servicer delays.

Advertising

Advertising is expensed as incurred and amounted to $10.6 million and $11.4 million for the years ended December 31, 2023 and 2022, respectively, and is included within general and administrative expenses in the Consolidated Statements of Operations.

Stock-Based Compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of restricted stock units ("RSUs") is based on the value of the Company's common stock on the date of grant. The Company accounts for forfeitures as they occur and reverses previously recognized expense for the unvested portion of the forfeited shares. Stock-based compensation is included in salaries, incentive compensation and benefits in the Consolidated Statements of Operations. See "Note 17—Stock-based Compensation and Employee Benefit Plans" for additional information.

Earnings or Loss Per Share

The Company determines earnings or loss per share in accordance with the authoritative guidance in ASC 260, *Earnings Per Share*. Basic earnings per share is computed by dividing the net income or loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period using the two-class method. Diluted earnings or loss per share is computed in the same manner as basic earnings per share, except that the number of shares is increased to assume the issuance of potentially dilutive shares using the treasury stock method, unless the effect of such increase would be anti-dilutive. Under the treasury stock method, the average amount of compensation cost for future service that the Company has not yet recognized is assumed to be used to repurchase shares.

Common Stock Dividends

Dividends are recorded if and when declared by the board of directors. The ability to declare dividends may be limited by restrictive covenants in connection with the Company's indebtedness. Dividends are accrued as a liability on the Consolidated Balance Sheets when declared and recorded as a decrease to retained earnings when paid.

Unvested RSUs under the 2020 Omnibus Incentive Plan (the "2020 Plan") have rights to dividends, which entitle holders to the same dividend value per share as holders of shares of Class A common stock in the form of dividend equivalent units ("DEUs"). DEUs will be credited as additional RSUs on the dividend payment date and will vest on the same date as the underlying RSUs and are forfeited if the underlying RSUs forfeit prior to vesting. The number of additional RSUs credited will equal (1) the per share cash dividend amount, multiplied by (2) the number of RSUs, divided by (3) the fair market value of a share of Class A common stock on the last trading day before the date of the dividend payment, rounded up to the nearest whole number of RSUs.

The Company declared and paid a dividend of $0.50 per share on its Class A and Class B common stock during 2023 totaling $30.5 million and paid no such dividend in 2022. In conjunction with the payment of Guild's dividend in 2023, Guild issued 95,413 DEUs to holders of RSUs. Since the DEUs are forfeitable, the value of the DEUs was recorded as a reduction to retained earnings and a credit to additional paid-in capital in the Consolidated Balance Sheets.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more-likely-than-not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and records penalties as a component of income taxes.

Escrow and Fiduciary Funds

As a loan servicer, the Company maintains segregated bank accounts in trust for investors and escrow balances for mortgagors, which are excluded from the Company's Consolidated Balance Sheets. These accounts totaled $646.5 million and $580.2 million at December 31, 2023 and 2022, respectively.

Risks and Uncertainties

In the normal course of business, companies in the mortgage banking industry encounter certain economic, liquidity, and regulatory risks. Economic risk includes interest rate risk and credit risk.

Interest rate risk

The Company's MLHS, commitments to originate loans, and MSRs are subject to interest rate risk. For MLHS and commitments to originate loans, to the extent that a rising interest rate environment exists, the Company may experience a decrease in loan production and decreases in value, which may negatively impact the Company's operations. To mitigate this risk, the Company uses hedging strategies designed to ensure any fluctuations in rates would not have a material impact on the Company's financial position. For the Company's MSRs, the fair value generally decreases in periods where interest rates are declining and as prepayments speeds are increasing. The fair value generally increases in periods where interest rates are increasing and as prepayments speeds are decreasing. For the years ended December 31, 2023 and 2022, the Company experienced an increase and a decrease, respectively, in the valuation of its MSR portfolio. Since the Company also has a large origination platform the Company believes it was able to mitigate this risk by recapturing a significant portion of the runoff through refinances.

Credit risk

Credit risk is the risk of default that may result from borrowers' inability or unwillingness to make contractually required payments during the period in which loans are being held for sale. The Company considers credit risk associated with these loans to be insignificant as it holds the loans for a short period of time, typically less than a month, and historically the Company has not experienced any material losses due to credit risk on loans held for sale.

The Company sells loans to investors without recourse. As such, the investors have assumed the risk of loss or default by the borrower. However, the Company is usually required by these investors to make certain standard representations and warranties relating to credit information, loan documentation and collateral. To the extent that the Company does not comply with such representations, or there are early payment defaults, the Company may be required to repurchase the loans or indemnify these investors for any losses from borrower defaults, defects in the collateral or errors made in the credit decision.

The Company is also subject to counterparty credit risk in the event of contractual nonperformance by its trading counterparties to its various over-the-counter derivative financial instruments. The Company manages this credit risk by selecting only counterparties that it believes to be financially strong, spreading the credit risk among many such counterparties, placing contractual limits on the amount of unsecured credit extended to any single counterparty, and entering into netting agreements with the counterparties as appropriate. The master netting agreements contain a legal right to offset amounts due to and from the same counterparty. Derivative assets in the Consolidated Balance Sheets represent derivative contracts in a gain position net of loss positions with the same counterparty and, therefore, also represent the Company's maximum counterparty credit risk. The Company incurred no credit losses due to nonperformance of any of its counterparties during the years ended December 31, 2023 and 2022.

Liquidity risk

The Company encounters liquidity risk as the business requires substantial cash to support its operating activities. As a result, the Company is dependent on its lines of credit, and other financing facilities in order to finance its continued operations. If the Company's principal lenders decided to terminate or not to renew these credit facilities with the Company, the loss of borrowing capacity could have an adverse impact on the Company's financial statements unless the Company found a suitable alternative source. To mitigate this risk, the Company has multiple financing facilities with different lenders and varied maturity dates. Historically, the Company has not had a line of credit involuntarily terminated by a lender. The Company assesses market conditions and closely monitors and projects cash flows over multiple time periods to anticipate and mitigate liquidity risk.

Regulatory risk

The Company is subject to extensive and comprehensive regulation under federal, state and local laws in the United States. These laws and regulations significantly affect the way in which the Company does business and can restrict the scope of the Company's existing business and limit the Company's ability to expand product offerings or pursue acquisitions, or can make costs to service or originate loans higher, which could impact financial results. The Company continually monitors its regulatory environment for any changes that could have a significant impact on operations.

Recent Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. For public business entities the update will be effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the disclosure requirements related to the new standard.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280)* ("ASU 2023-07"). ASU 2023-07 requires disclosure, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. ASU 2023-07 requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. The Company is currently evaluating the disclosure requirements related to the new standard.

In August 2023, the FASB issued ASU 2023-05, *Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement* ("ASU 2023-05"). ASU 2023-05 applies to the formation of a "joint venture" or a "corporate joint venture" and requires a joint venture to initially measure all contributions received upon its formation at fair value. The guidance does not impact accounting by the venturers. The new guidance is applicable to joint venture entities with a formation date on or after January 1, 2025 on a prospective basis and early adoption is permitted. The Company is currently evaluating the impact of adoption of the new guidance on its financial statements.

Adopted Accounting Standards

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("ASU 2020-04")*,* which provides temporary optional expedients and exceptions to the US GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. In January 2021, the FASB issued ASU 2021-01, R*eference Rate Reform (Topic 848): Scope*, which clarifies that the practical expedients in ASU 2020-04 apply to derivatives impacted by changes in the interest rate used for margining, discounting, or contract price alignment. The guidance in ASU 2020-04 is optional and may be elected over time, through December 31, 2022, as reference rate reform activities occur. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, to extend the temporary accounting rules from December 31, 2022 to December 31, 2024. Once ASU 2020-04 is elected, the guidance must be applied prospectively for all eligible contract modifications. For contracts to which ASC 470, Debt applies, the Company has applied the optional expedients available from ASU 2020-04 and accounted for the contract modifications related to reference rate reform prospectively. The Company transitioned its funding facilities and financing facilities that utilized LIBOR as the reference rate to alternative reference rates prior to the LIBOR cessation date of June 30, 2023 and there was no material impact on the Company's consolidated financial statements.

NOTE 2—FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The categorization of assets and liabilities measured at fair value within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three levels of inputs used to measure fair value are as follows:

- **Level One** - Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- **Level Two** - Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.

- **Level Three** - Level Three inputs are unobservable inputs for the asset or liability that reflect the Company's assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.

The Company updates the valuation of each instrument recorded at fair value on a monthly or quarterly basis, evaluating all available observable information, which may include current market prices or bids, recent trade activity, changes in the levels of market activity and benchmarking of industry data. The assessment also includes consideration of identifying the valuation approach that would be used currently by market participants. If it is determined that a change in valuation technique or its application is appropriate, or if there are other changes in availability of observable data or market activity, the current methodology will be analyzed to determine if a transfer between levels of the valuation hierarchy is appropriate. Such reclassifications are reported as transfers into or out of a level as of the beginning of the quarter that the change occurs.

Fair value is based on quoted market prices, when available. If quoted prices are not available, fair value is estimated based upon other observable inputs. Unobservable inputs are used when observable inputs are not available and are based upon judgments and assumptions, which are the Company's assessment of the assumptions market participants would use in pricing the asset or liability. These inputs may include assumptions about risk, counterparty credit quality, the Company's creditworthiness and liquidity and are developed based on the best information available. When a determination is made to classify an asset or liability within Level Three of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement of the asset or liability. The fair value of assets and liabilities classified within Level Three of the valuation hierarchy also typically includes observable factors and the realized or unrealized gain or loss recorded from the valuation of these instruments would also include amounts determined by observable factors.

Recurring Fair Value Measurements

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of the inputs used to determine the fair value at the measurement date. At December 31, 2023 and 2022, the Company had the following assets and liabilities that are measured at fair value on a recurring basis:

Trading Securities — Trading securities are classified within Level One of the valuation hierarchy. Valuation is based upon quoted prices for identical instruments traded in active markets. Level One trading securities include securities traded on active exchange markets, such as the New York Stock Exchange. Trading securities are included within other assets in the Consolidated Balance Sheets.

Notes Receivable — Notes receivable are classified within Level Three of the valuation hierarchy as the Company's valuation includes significant unobservable inputs, including consideration of estimates of future earn-out payments, discount rates and expectations about settlement.

Derivative Instruments — Derivative instruments are classified within Level Two and Level Three of the valuation hierarchy, and include the following:

Interest Rate Lock Commitments — IRLCs are classified within Level Three of the valuation hierarchy. IRLCs represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set (or "locked") prior to funding. The fair value of IRLCs recorded at lock inception is based upon the estimated fair value of the underlying mortgage loan, including the expected net future cash flows related to servicing the mortgage loan, net of estimated incentive compensation expenses, and adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan under the original terms of the agreement (pull-through rate). The pull-through rate is considered a significant unobservable input and is estimated based on changes in pricing and actual borrower behavior using a historical analysis of loan closing and fallout data. The average pull-through rate used to calculate the fair value of IRLCs as of December 31, 2023 and 2022, was 86.5% and 93.4%, respectively. On a quarterly basis, actual loan pull-through rates are compared to the modeled estimates to confirm the assumptions are reflective of current trends. Generally, a change in interest rates is accompanied by a directionally opposite change in the assumption used for the pull-through percentage, and the impact to fair value of a change in pull-through would be partially offset by the related change in price.

Forward Delivery Commitments — Forward delivery commitments are classified within Level Two of the valuation hierarchy. Forward delivery commitments fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. The fair value of forward delivery commitments is primarily based upon the current agency mortgage-backed security market to-be-announced pricing specific to the loan program, delivery coupon and delivery date of the trade. Best efforts sales commitments are also entered into for certain loans at the time the borrower commitment is made. These best-efforts sales commitments are valued using the committed price to the counterparty against the current market price of the IRLC or mortgage loan held for sale.

Option contracts are a type of forward commitment that represents the rights to buy or sell mortgage-backed securities at specified prices in the future. Their value is based upon the underlying current to-be-announced pricing of the agency mortgage-backed security market, and market-based volatility.

The Company regularly reviews its critical estimates and assumptions used in the valuation of our IRLCs and forward delivery commitments. See "Note 6—Derivative Financial Instruments" for additional information on derivative instruments.

Mortgage Loans Held for Sale — MLHS are carried at fair value. The fair value of MLHS is based on secondary market pricing for loans with similar characteristics, and as such, is classified as a Level Two measurement. Fair value is estimated through a market approach by using either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to servicing rights and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. The agency mortgage-backed security market is a highly liquid and active secondary market for conforming conventional loans whereby quoted prices exist for securities at the pass-through level and are published on a regular basis. The Company has the ability to access this market and it is the market into which conforming mortgage loans are typically sold. We regularly review our critical estimates and assumptions used in the valuation of our MLHS.

Reverse Mortgage Loans Held for Investment — Reverse mortgage loans held for investment are carried at fair value and classified within Level Three of the valuation hierarchy. Fair value is estimated using a present value methodology that discounts estimated projected cash flows over the life of the loan using unobservable inputs which include conditional prepayment rates and discount rates. The conditional prepayment rate assumption is inclusive of voluntary (repayment or payoff) and involuntary (inactive/delinquent status and default) prepayments. The discount rate assumption used is primarily based on an assessment of current market yields on reverse mortgage loan and tail securitizations, expected duration of the asset and current market interest rates. The Company engages a third-party valuation expert to assist in estimating the fair value. See "Note 9—Reverse Mortgage Loans Held for Investment and HMBS-related Borrowings" for additional information on the Company's reverse mortgage loans held for investment.

Mortgage Servicing Rights — MSRs are classified within Level Three of the valuation hierarchy due to the use of significant unobservable inputs and the lack of an active market for such assets. The fair value of MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates, the Company's historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility, costs to service and other economic factors. The Company obtains valuations from an independent third party on a monthly basis, and records an adjustment based on this third-party valuation. See "Note 7—Mortgage Servicing Rights" for additional information on the Company's MSRs.

Investment in Warrants — The Company was a party to a joint marketing agreement with a private independent insurance carrier whereby the Company marketed their products and submitted leads for borrowers needing insurance. In connection with satisfying the conditions set forth under such agreement, the Company received warrants that may be exercised to purchase shares of common stock of the private company. The Company's equity investment in the warrants is carried at its estimated fair value, which was determined using the price per share paid by an investor in an equity sale transaction completed by the private company, resulting in a Level Three classification. The warrants are exercisable until June 2025. The warrants are initially and subsequently measured at fair value until they are exercised or expire, with material changes in the fair value reported in other income, net in the Consolidated Statements of Operations each reporting period. The Company's investment in warrants is included within other assets in the Consolidated Balance Sheets.

Contingent Liabilities Due to Acquisitions — Contingent liabilities represent future obligations of the Company to make payments to the former owners of its acquired companies. The Company determines the fair value of its contingent liabilities using a discounted cash flow approach whereby the Company forecasts the cash outflows related to the future payments, which are based on a percentage of net income specified in the purchase agreements. The Company then discounts these expected payment amounts to calculate the present value, or fair value, as of the valuation date. The Company's management evaluates the underlying projections used in determining fair value each period and makes updates to these underlying projections.

The Company uses a risk-adjusted discount rate to value the contingent liabilities which is considered a significant unobservable input, and as such, the liabilities are classified as a Level Three measurement. Management's underlying projections adjust for market penetration and other economic expectations, and the discount rate is risk-adjusted for key factors such as uncertainty in the mortgage banking industry due to its reliance on external influences (interest rates, regulatory changes, etc.), upfront payments, and credit risk. An increase in the discount rate will result in a decrease in the fair value of the contingent liabilities. Conversely, a decrease in the discount rate will result in an increase in the fair value of the contingent liabilities. At December 31, 2023 the risk adjusted discount rate was 25.0% and at December 31, 2022 the range of the risk adjusted discount rate was 14.5% - 25.0%, with a median of 15.0%. Adjustments to the fair value of the contingent liabilities (other than payments) are recorded as a gain or loss and are included within general and administrative expenses in the Consolidated Statements of Operations.

HMBS-Related Borrowings — HMBS-related borrowings are carried at fair value and classified within Level Three of the valuation hierarchy. These borrowings are not actively traded; therefore, quoted market prices are not available. The Company determines fair value using a discounted cash flow model, by discounting the projected payment of principal and interest over the estimated life of the borrowing at a market rate, due to significant unobservable inputs, including conditional prepayment rates and discount rates. The discount rate assumption used is primarily based on an assessment of current market yields for newly issued HMBS, expected duration and current market interest rates. The Company engages a third-party valuation expert to assist in estimating the fair value. See "Note 9—

Reverse Mortgage Loans Held for Investment and HMBS-related Borrowings" for additional information on the Company's HMBS-related borrowings.

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2023:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Trading securities	$ 100	$ —	$ —	$ 100
Notes receivable	—	—	10,627	10,627
Derivative assets				
Forward delivery commitments	—	693	—	693
Interest rate lock commitments	—	—	14,902	14,902
Mortgage loans held for sale	—	901,227	—	901,227
Reverse mortgage loans held for investment	—	—	315,912	315,912
Mortgage servicing rights	—	—	1,161,357	1,161,357
Investment in warrants	—	—	961	961
Total assets at fair value	$ 100	$ 901,920	$ 1,503,759	$ 2,405,779
Liabilities:				
Derivative liabilities				
Forward commitments and best efforts sales commitments	$ —	$ 16,245	$ —	$ 16,245
HMBS-related borrowings	$ —	$ —	$ 302,183	$ 302,183
Contingent liabilities due to acquisitions	—	—	8,720	8,720
Total liabilities at fair value	$ —	$ 16,245	$ 310,903	$ 327,148

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2022:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Trading securities	$ 96	$ —	$ —	$ 96
Derivative				
Forward delivery commitments	—	1,602	—	1,602
Interest rate lock commitments	—	—	1,518	1,518
Mortgage loans held for sale	—	845,775	—	845,775
Mortgage servicing rights	—	—	1,139,539	1,139,539
Investment in warrants	—	—	961	961
Total assets at fair value	$ 96	$ 847,377	$ 1,142,018	$ 1,989,491
Liabilities:				
Derivative				
Forward commitments and best efforts sales commitments	$ —	$ 5,173	$ —	$ 5,173
Contingent liabilities due to acquisitions	—	—	526	526
Total liabilities at fair value	$ —	$ 5,173	$ 526	$ 5,699

The table below presents a reconciliation of certain Level Three assets and liabilities measured at fair value on a recurring basis, excluding those deemed immaterial, for the years ended:

	Notes Receivable	Interest Rate Lock Commitments	Contingent Liabilities
Balance at December 31, 2021	$ —	$ 22,119	$ 59,500
Net transfers and revaluation losses	—	(20,601)	—
Payments	—	—	(14,425)
Additions	—	—	526
Valuation adjustments	—	—	(45,075)
Balance at December 31, 2022	$ —	$ 1,518	$ 526
Net transfers and revaluation losses	—	13,384	—
Payments	(5,000)	—	(388)
Additions	16,556	—	6,103
Valuation adjustments	(929)	—	2,479
Balance at December 31, 2023	$ 10,627	$ 14,902	$ 8,720

Changes in the availability of observable inputs may result in reclassifications of certain assets or liabilities. Such reclassifications are reported as transfers in or out of Level Three as of the beginning of the period that the change occurs. There were no transfers between fair value levels during the years ended December 31, 2023 and 2022.

Non-Recurring Fair Value Measurements

Certain assets and liabilities that are not typically measured at fair value on a recurring basis may be subject to fair value measurement requirements under certain circumstances. These adjustments to fair value usually result from write-downs of individual assets. At December 31, 2023 and 2022, the Company had the following financial assets measured at fair value on a non-recurring basis:

> *Ginnie Mae Loans Subject to Repurchase Right* — GNMA securitization programs allow servicers to buy back individual delinquent mortgage loans from the securitized loan pool once certain conditions are met. If a borrower makes no payment for three consecutive months, the servicer has the option to repurchase the delinquent loan for an amount equal to 100% of the loan's remaining principal balance. Under ASC 860, *Transfers and Servicing*, this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. The Company records these assets and liabilities at their fair value, which is determined to be the remaining UPB. The Company's future expected realizable cash flows are the cash payments of the remaining UPB whether paid by the borrower or reimbursed through a claim filed with HUD. The Company considers the fair value of these assets and liabilities to fall into the Level Two bucket in the valuation hierarchy due to the assets and liabilities having specified contractual terms and the inputs are observable for substantially the full term of the assets' and liabilities' lives.

The following table summarizes the Company's financial assets and liabilities measured at fair value on a non-recurring basis at December 31, 2023:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Ginnie Mae loans subject to repurchase right	$ —	$ 699,622	$ —	$ 699,622
Total assets at fair value	$ —	$ 699,622	$ —	$ 699,622
Liabilities:				
Ginnie Mae loans subject to repurchase right	$ —	$ 700,120	$ —	$ 700,120
Total liabilities at fair value	$ —	$ 700,120	$ —	$ 700,120

The following table summarizes the Company's financial assets and liabilities measured at fair value on a non-recurring basis at December 31, 2022:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Ginnie Mae loans subject to repurchase right	$ —	$ 650,179	$ —	$ 650,179
Total assets at fair value	$ —	$ 650,179	$ —	$ 650,179
Liabilities:				
Ginnie Mae loans subject to repurchase right	$ —	$ 650,179	$ —	$ 650,179
Total liabilities at fair value	$ —	$ 650,179	$ —	$ 650,179

Fair Value Option

The Company has elected to measure its MLHS, reverse mortgage loans held for investment, notes receivable and HMBS-related borrowings at fair value. The following is the estimated fair value and UPB of assets and liabilities that have contractual principal amounts and for which the Company has elected the fair value option. The fair value option was elected as the Company believes fair value best reflects their expected future economic performance and to align with the Company's business and risk management strategies.

Balance at December 31, 2023	Fair Value	Principal Amount Due Upon Maturity	Difference
Assets:			
Mortgage loans held for sale[1]	$ 901,227	$ 892,816	$ 8,411
Reverse mortgage loans held for investment[2]	315,912	290,907	25,005
Notes receivable	10,627	11,556	(929)
Liabilities:			
HMBS-related borrowings	$ 302,183	$ 293,542	$ 8,641
Balance at December 31, 2022			
Assets:			
Mortgage loans held for sale[1]	$ 845,775	$ 868,833	$ (23,058)

_____

[1] At December 31, 2023 MLHS that were 90 days or more past due had a fair value of $7.3 million and UPB of $9.9 million. At December 31, 2022 MLHS that were 90 days or more past due had a fair value of $6.3 million and UPB of $8.8 million.

[2] At December 31, 2023 reverse mortgage loans held for investment that were 90 days or more past due had a fair value of $3.4 million and UPB of $3.3 million.

NOTE 3—ACQUISITIONS

First Centennial Mortgage Corporation

On September 11, 2023, the Company acquired certain assets of First Centennial Mortgage Corporation ("FCM") under the terms of an asset purchase agreement to expand the Company's operations in the Midwest region. The total fair value of consideration transferred was $2.1 million, which was paid in cash.

Cherry Creek Mortgage, LLC

On April 3, 2023, the Company acquired substantially all the assets of CCM under the terms of an asset purchase agreement to expand the Company's operations throughout the United States. The total fair value of consideration transferred was $8.3 million, which consisted of $2.6 million of cash, contingent consideration of $4.4 million and an original issuance discount on note receivable of $1.3 million. The note receivable issued to CCM in March 2023 represents advances made to CCM (see "Note 4—Accounts and Notes Receivable, Net" for additional information on the note receivable).

Legacy Mortgage, LLC

On February 13, 2023, the Company acquired certain assets of Legacy Mortgage, LLC ("Legacy") under the terms of an asset purchase agreement to expand the Company's operations in the Southwest region. The total fair value of consideration transferred was $5.0 million, which consisted of $3.3 million of cash and contingent consideration of $1.7 million.

Inlanta Mortgage, Inc.

On December 12, 2022, the Company acquired certain assets of Inlanta Mortgage, Inc. ("Inlanta") under the terms of an asset purchase agreement to expand the Company's operations in the Midwest region. The total fair value of consideration transferred was $4.0 million, which consisted of $3.5 million of cash and the fair value of contingent consideration of $0.5 million.

The Company does not consider these acquisitions to be material, individually or in the aggregate. The acquisitions were accounted for as business combinations, under which the total purchase price was allocated to the net tangible and intangible assets acquired and liabilities assumed based on their preliminary fair values and the excess was recorded as goodwill. The preliminary fair values are subject to subsequent adjustments during the measurement period, not to exceed one year from the date of acquisition. The goodwill resulting from the purchase price allocation reflects the expected synergistic benefits of expanding the Company's geographic locations and the existing workforce. The acquired goodwill was allocated to the Origination segment and is deductible for tax purposes.

The results of FCM, CCM, Legacy and Inlanta have been included in the Company's consolidated financial statements since the date of the acquisitions and did not have a material impact on the Company's consolidated financial statements and related disclosures. Transaction costs associated with these transactions were not material and were expensed as incurred within general and administrative expenses in the Consolidated Statements of Operations.

NOTE 4—ACCOUNTS AND NOTES RECEIVABLE, NET

Accounts and notes receivable consisted of the following at December 31, 2023 and 2022:

	2023	2022
Trust advances	$ 44,487	$ 44,164
Foreclosure advances, net	20,261	12,320
Notes receivable	10,627	—
Other	9,981	1,820
Total accounts and notes receivable, net	$ 85,356	$ 58,304

Management has established a foreclosure reserve for estimated uncollectible balances of the foreclosure and trust advances. Management believes that substantially all other accounts and interest receivable amounts are collectible and, accordingly, no allowance for credit loss is necessary.

The activity of the foreclosure loss reserve was as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Balance — beginning of year	$ 8,698	$ 10,355
Utilization of foreclosure reserve	(4,192)	(1,957)
Provision for foreclosure losses	1,188	300
Balance — end of year	$ 5,694	$ 8,698

Note Receivable

In March 2023, the Company issued a note receivable to CCM in the amount of $11.3 million in connection with the acquisition of CCM, which closed in April 2023. The Company recognized a discount on the note receivable of approximately $1.3 million on the date the acquisition closed. The note bears interest at a variable rate tied to the Secured Overnight Financing Rate ("SOFR") plus an applicable margin. Also, pursuant to the acquisition, CCM will be entitled to earn-out payments for four years based on certain performance criteria. The earn-out payments will be first allocated to repay the interest and principal due on the note receivable. The note receivable matures in April 2027. If an earn-out payment is not due to CCM, 50% of the interest payment may be "paid-in-kind," and thereby added to the principal balance.

NOTE 5—OTHER ASSETS

Other assets consisted of the following at December 31, 2023 and 2022:

	2023	2022
Prepaid expenses	$ 28,730	$ 31,499
Company owned life insurance	41,840	37,871
Property and equipment, net	13,913	12,118
Right-of-use assets	65,273	74,660
Income tax receivable	3,507	26,531
Real estate owned, net	1,991	306
Land	1,978	2,034
Trading securities	100	96
Investments in unconsolidated joint ventures, net	671	—
Investment in warrants	961	961
Total other assets	$ 158,964	$ 186,076

Property and equipment, net consisted of the following at December 31, 2023 and 2022:

	2023	2022
Computer equipment	$ 30,755	$ 29,447
Furniture and equipment	25,687	25,072
Leasehold improvements	20,286	18,713
Internal-use software in production	3,963	772
Internal-use software	11,875	10,357
Property and equipment, gross	92,566	84,361
Accumulated depreciation	(78,653)	(72,243)
Property and equipment, net	$ 13,913	$ 12,118

Depreciation and amortization expense for property and equipment was $6.6 million and $7.6 million for the years ended December 31, 2023 and 2022, respectively.

NOTE 6—DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses forward commitments in hedging the interest rate risk exposure on its fixed and adjustable rate commitments. The Company's derivative instruments are not designated as hedging instruments for accounting purposes; therefore, changes in fair value are recognized in current period earnings. Realized and unrealized gains and losses from the Company's non-designated derivative instruments are included in loan origination fees and gain on sale of loans, net in the Consolidated Statements of Operations.

Changes in the fair value of the Company's derivative financial instruments are as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Unrealized hedging gains (losses)	$ 1,404	$ (27,936)

Notional and Fair Value

The notional and fair value of derivative financial instruments not designated as hedging instruments were as follows at December 31, 2023 and 2022:

	Notional Value	Fair Value Derivative Asset	Fair Value Derivative Liability
Balance at December 31, 2023			
IRLCs	$ 821,865	$ 14,902	$ —
Forward delivery commitments and best efforts sales commitments	$ 933,850	$ 693	$ 16,245
Balance at December 31, 2022			
IRLCs	$ 810,514	$ 1,518	$ —
Forward delivery commitments and best efforts sales commitments	$ 1,127,154	$ 1,602	$ 5,173

The Company had an additional $163.8 million and $256.3 million of outstanding forward contracts and mandatory sell commitments, comprised of closed loans with equal and offsetting UPB amounts allocated to them, at December 31, 2023 and 2022, respectively. The Company also had $343.0 million and $470.8 million in closed hedge instruments not yet settled at December 31, 2023 and 2022, respectively. See "Note 2—Fair Value Measurements" for fair value disclosure of the derivative instruments.

The following table presents the quantitative information about IRLCs and the fair value measurements as of December 31, 2023 and 2022:

	2023	2022
Unobservable Input	**Range (Weighted Average)**	
Loan funding probability ("pull-through")	0% - 100% (86.5%)	0% - 100% (93.4%)

Counterparty agreements for forward commitments contain master netting agreements. The master netting agreements contain a legal right to offset amounts due to and from the same counterparty, including the right to obtain cash collateral. The Company incurred no credit losses due to nonperformance of any of its counterparties during the years ended December 31, 2023 and 2022.

The table below represents financial assets and liabilities that are subject to master netting arrangements categorized by financial instrument:

	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Balance Sheet	Cash Collateral Paid and Offset in the Balance Sheet	Net Amounts of Recognized Assets (Liabilities) in the Balance Sheet
December 31, 2023				
Forward delivery commitments	$ 8	$ (2,837)	3,522	$ 693
Total assets	$ 8	$ (2,837)	$ 3,522	$ 693
Forward delivery commitments and best efforts sales commitments	$ (18,105)	$ 148	$ 1,712	$ (16,245)
Total liabilities	$ (18,105)	$ 148	$ 1,712	$ (16,245)
December 31, 2022				
Forward delivery commitments	$ 1,887	$ (285)	$ —	$ 1,602
Total assets	$ 1,887	$ (285)	$ —	$ 1,602
Forward delivery commitments and best efforts sales commitments	$ (11,399)	$ 4,959	$ 1,267	$ (5,173)
Total liabilities	$ (11,399)	$ 4,959	$ 1,267	$ (5,173)

NOTE 7—MORTGAGE SERVICING RIGHTS

The activity of MSRs was as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Balance — beginning of year	$ 1,139,539	$ 675,340
MSRs originated and acquired through acquisitions	161,378	246,648
Changes in fair value:		
Due to collection/realization of cash flows	(55,588)	(83,390)
Due to changes in valuation model inputs or assumptions	(83,972)	300,941
Balance — end of year	$ 1,161,357	$ 1,139,539

The following table presents the weighted average discount rate, prepayment speed and cost to service assumptions used to determine the fair value of MSRs as of December 31, 2023 and 2022:

	2023	2022
Unobservable Input	**Range (Weighted Average)**	
Discount rate	9.6% - 15.5% (10.9%)	9.6% - 15.7% (10.6%)
Prepayment rate	6.4% - 32.0% (8.5%)	6.6% - 28.6% (7.5%)
Cost to service (per loan)	$72.1 - $366.3 ($96.4)	$66.7 - $330.4 ($92.0)

At December 31, 2023 and 2022, the MSRs had a weighted average life of approximately 8.0 years and 8.5 years, respectively. See "Note 2—Fair Value Measurements" for additional information regarding the valuation of MSRs.

Actual revenue generated from servicing activities included contractually specified servicing fees, as well as late fees and other ancillary servicing revenue, which were recorded within loan servicing and other fees as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Servicing fees from servicing portfolio	$ 242,003	$ 218,734
Late fees	6,788	5,825
Other ancillary servicing revenue and fees	(2,647)	(1,156)
Total loan servicing and other fees	$ 246,144	$ 223,403

At December 31, 2023 and 2022, the UPB of mortgage loans serviced totaled $85.0 billion and $78.9 billion, respectively. Conforming conventional loans serviced by the Company are sold to FNMA or FHLMC programs on a nonrecourse basis, whereby foreclosure losses are generally the responsibility of FNMA and FHLMC and not the Company. Similarly, certain loans serviced by the Company are secured through GNMA programs, whereby the Company is insured against loss by the FHA or partially guaranteed against loss by the VA.

The key assumptions used to estimate the fair value of MSRs are prepayment speeds, the discount rate and costs to service. Increases in prepayment speeds generally have an adverse effect on the value of MSRs as the underlying loans prepay faster. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore, the estimated life of the MSRs and related cash flows decrease. Decreases in prepayment speeds generally have a positive effect on the value of MSRs as the underlying loans prepay less frequently. In a rising interest rate environment, the fair value of MSRs generally increases as prepayments decrease and therefore, the estimated life of the MSRs and related cash flows increase. Increases in the discount rate generally have an adverse effect on the value of the MSRs. The discount rate is risk adjusted for key factors such as uncertainty in the mortgage banking industry due to its reliance on external influences (interest rates, regulatory changes, etc.), premium for market liquidity, and credit risk. A higher discount rate would indicate higher uncertainty of the future cash flows. Conversely, decreases in the discount rate generally have a positive effect on the value of the MSRs. Increases in the costs to service generally have an adverse effect on the value of the MSRs as an increase in costs to service would reduce the Company's future net cash inflows from servicing a loan. Conversely, decreases in the costs to service generally have a positive effect on the value of the MSRs. MSR uncertainties are hypothetical and do not always have a direct correlation with each assumption. Changes in one assumption may result in changes to another assumption, which might magnify or counteract the uncertainties.

The following table illustrates the impact of adverse changes on the prepayment speeds, discount rate and cost to service at two different data points at December 31, 2023 and 2022, respectively:

| | Prepayment Speeds | | Discount Rate | | Cost to Service (per loan) | |
	10% Adverse Change	20% Adverse Change	10% Adverse Change	20% Adverse Change	10% Adverse Change	20% Adverse Change
December 31, 2023						
Mortgage servicing rights	$ (36,968)	$ (72,701)	$ (47,899)	$ (93,196)	$ (11,315)	$ (23,573)
December 31, 2022						
Mortgage servicing rights	$ (36,298)	$ (70,878)	$ (50,392)	$ (96,848)	$ (11,880)	$ (24,162)

NOTE 8—MORTGAGE LOANS HELD FOR SALE

The Company sells substantially all of its originated mortgage loans into the secondary market. The Company may retain the right to service these loans upon sale through ownership of servicing rights. A reconciliation of the changes in MLHS to the amounts presented in the Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022 is set forth below:

	2023	2022
Balance at the beginning of period	$ 845,775	$ 2,204,216
Origination of mortgage loans held for sale	14,193,944	19,220,547
Proceeds on sale of and payments from mortgage loans held for sale	(14,504,592)	(21,062,670)
Gain on sale of mortgage loans excluding fair value of other financial instruments, net	336,245	528,243
Valuation adjustment of mortgage loans held for sale	29,855	(44,561)
Balance at the end of period	$ 901,227	$ 845,775

NOTE 9—REVERSE MORTGAGE LOANS HELD FOR INVESTMENT AND HMBS-RELATED BORROWINGS

A reconciliation of the changes in reverse mortgage loans held for investment and HMBS-related borrowings for the period presented is below:

| | December 31, 2023 | |
	Reverse Mortgage Loans Held for Investment	HMBS-Related Borrowings[1]
Balance — beginning of period	$ —	$ —
Originations and purchases	109,589	—
Securitization of HECM loans and tails accounted for as a financing (including realized fair value changes)	—	(106,691)
Acquisition of loans held for investment, net[2]	189,770	(187,221)
Repayments (principal payments received)	(5,089)	5,138
Change in fair value recognized in earnings[3]	21,642	(13,409)
Balance — end of period	$ 315,912	$ (302,183)
Securitized loans (pledged to HMBS-related borrowings)	$ 307,998	$ (302,183)
Unsecuritized loans and tail advances	7,914	
Total	$ 315,912	

---

[1] HMBS-related borrowings represent the issuance of pools of HMBS, which are guaranteed by GNMA, to third-party security holders. The Company accounts for the transfers of these advances in the related HECM loans as secured borrowings, retaining the initial HECM loans in the Consolidated Balance Sheet as reverse mortgage loans held for investment and recording the pooled HMBS as HMBS-related borrowings.

(2) During 2023, the Company purchased a reverse mortgage servicing portfolio of HECM loans securitized in Ginnie Mae pools. As the Ginnie Mae HMBS program does not qualify for sale accounting, the transaction conveyed the HECM loans and associated HMBS-related borrowings to us. The Company has accounted for this transaction as a secured financing, as a purchase of loans held for investment and assumption of an HMBS securitization liability for the obligation to Ginnie Mae.

(3) See further breakdown in the table below.

Gain on Reverse Mortgage Loans Held for Investment and HMBS-related Borrowings

Gain on Reverse Mortgage Loans Held for Investment	December 31, 2023
Gain on new originations[1]	$ 4,172
Gain on tail securitizations[2]	195
Net interest income	78
Change in fair value of reverse mortgage loans held for investment	3,788
Fair value gain recognized in earnings[3]	8,233
Gain on reverse mortgage loans held for investment	$ 8,233

_____

(1) Includes the changes in fair value of newly originated loans held for investment in the period from origination through securitization date.

(2) Includes the cash realized gains upon securitization of tails.

(3) See breakdown between Loans held for investment and HMBS-related borrowings in the table above.

Below are the significant unobservable inputs used to value the reverse mortgage loans held for investment and HMBS-related borrowings:

	December 31, 2023
Unobservable Input	Range (Weighted Average)
Life in years	0.1 - 8.9 (7.2)
Discount rate	12.0% - 12.0% (12.0%)
Conditional prepayment rate including voluntary and involuntary prepayments	6.9% - 11.3% (8.1%)

NOTE 10—LEASES

The Company leases office space under operating lease agreements that have initial terms ranging from 1 to 12 years. Some leases include one or more options to exercise renewal terms, generally at the Company's sole discretion, that can extend the lease term. Certain leases contain rights to terminate whereby those termination options are held by either the Company, the lessor, or both parties. These options to extend or terminate a lease are included in the lease term only when it is reasonably certain that the Company will exercise that option. The Company's leases generally do not contain any material restrictive covenants.

All leases recognized in the Company's Consolidated Balance Sheets as of December 31, 2023 and 2022 are classified as operating leases, which include leases related to the asset classes reflected in the table below. ROU assets are included in other assets in the Company's Consolidated Balance Sheets.

	2023	2022
Office leases	$ 65,273	$ 74,603
Equipment	—	57
Total right-of-use assets	$ 65,273	$ 74,660
Office leases	$ 75,832	$ 85,892
Equipment	—	85
Total lease liability	$ 75,832	$ 85,977

The following table summarizes the components of the Company's gross operating lease costs incurred during the years ended December 31, 2023 and 2022:

	2023	2022
Operating lease cost	$ 24,919	$ 26,085
Short-term lease cost	5,141	3,374
Variable lease cost	4,236	4,664
Total lease cost	$ 34,296	$ 34,123

The weighted-average lease term and discount rate used are as follows:

	December 31,	
	2023	2022
Weighted-average lease term (years)	5.1	5.7
Weighted-average discount rate	4.1 %	4.0 %

The following table summarizes supplemental cash flow information related to operating leases:

	2023	2022
Cash paid for operating leases	25,682	15,972
Right-of-use assets obtained in exchange for new operating lease liabilities	12,199	16,008

Minimum future commitments by year for the Company's long-term operating leases as of December 31, 2023 are presented in the table below. Such commitments are reflected at undiscounted values and are reconciled to the discounted present value recognized in the balance sheet as follows:

	Amount
2024	$ 22,721
2025	16,491
2026	11,978
2027	9,748
2028	8,415
Thereafter	14,477
Total future minimum lease payments	83,830
Less: imputed interest	(7,998)
Total lease liabilities	$ 75,832

NOTE 11—GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The changes in the carrying amount of goodwill allocated to the origination segment are presented in the following table:

Balance at December 31, 2021	$ 175,144
Purchase accounting adjustments	(1,710)
Acquisition	3,335
Balance at December 31, 2022	176,769
Purchase accounting adjustments	758
Acquisitions	8,654
Balance at December 31, 2023	$ 186,181

No impairment charges were recorded during the years ended December 31, 2023 and 2022.

Intangible Assets, Net

The following table presents the Company's intangible assets, net as of December 31, 2023 and 2022:

	December 31, 2023			December 31, 2022		
	Gross Intangibles	Accumulated Amortization	Net Intangibles	Gross Intangibles	Accumulated Amortization	Net Intangibles
Referral network	$ 42,300	$ 17,625	$ 24,675	$ 42,300	$ 10,575	$ 31,725
Non-compete agreements	2,700	2,250	450	2,700	1,350	1,350
	$ 45,000	$ 19,875	$ 25,125	$ 45,000	$ 11,925	$ 33,075

Amortization expense related to intangible assets was $8.0 million for each of the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, expected amortization expense for the unamortized acquired intangible assets is as follows:

	Amount
2024	7,500
2025	7,050
2026	7,050
2027	3,525
	$ 25,125

NOTE 12—INVESTOR RESERVES

The Company's estimate of the investor reserves considers the current macro-economic environment and recent repurchase trends; however, if the Company experiences a prolonged period of higher repurchase and indemnification activity, then the realized losses from loan repurchases and indemnifications may ultimately be in excess of the liability. The maximum exposure under the Company's representations and warranties would be the outstanding principal balance and any premium received on all loans ever sold by the Company, less any loans that have already been paid in full by the mortgagee, that have defaulted without a breach of representations and warranties, that have been indemnified via settlement or make-whole, or that have been repurchased. Additionally, the Company may receive relief of certain representations and warranty obligations on loans sold to FNMA or FHLMC on or after January 1, 2013 if FNMA or FHLMC satisfactorily concludes a quality control loan file review or if the borrower meets certain acceptable payment history requirements within 12 or 36 months after the loan is sold to FNMA or FHLMC.

The activity of the investor reserves was as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Balance — beginning of year	$ 16,094	$ 18,437
Benefit from investor reserves	(4,796)	(9,219)
Provision for investor reserves	8,675	6,876
Balance — end of year	$ 19,973	$ 16,094

NOTE 13—WAREHOUSE LINES OF CREDIT, NET

Warehouse lines of credit consisted of the following at December 31, 2023 and 2022. Changes subsequent to December 31, 2023 have been described in the notes referenced with the below table.

	Maturity as of December 31, 2023	2023	2022
$345 million master repurchase facility agreement[1]	January 2025	$ 122,462	$ 47,565
$150 million master repurchase facility agreement[2]	August 2024	99,059	10,848
$300 million master repurchase facility agreement[3]	June 2024	158,412	189,512
$200 million master repurchase facility agreement[4]	May 2024	87,252	110,605
$200 million master repurchase facility agreement[5]	September 2024	91,039	16,131
$300 million master repurchase facility agreement[6]	September 2024	134,964	81,353
$100 million master repurchase facility agreement[7]	N/A	—	56,237
$50 million master repurchase facility agreement[8]	N/A	30,185	—
$75 million master repurchase facility agreement[9]	March 2025	34,280	40,096
$200 million master repurchase facility agreement[10]	N/A	78,682	162,454
		836,335	714,801
Prepaid commitment fees		(2,554)	(1,650)
Warehouse lines of credit, net		$ 833,781	$ 713,151

_____

[1] The variable interest rate is calculated using a base rate tied to SOFR. Subsequent to December 31, 2023, this facility was reduced $165.0 million.

[2] The variable interest rate is calculated using a base rate tied to SOFR, plus the applicable interest rate margin. This line of credit requires a minimum deposit of $750,000, included in restricted cash.

[3] The variable interest rate is calculated using a base rate tied to SOFR, plus the applicable interest rate margin. This facility requires a minimum deposit to $1.5 million, included in restricted cash.

[4] The variable interest rate is calculated using a base rate plus SOFR, with a floor of 0.375% plus the applicable interest rate margin. This facility requires a minimum deposit of $300,000, included in restricted cash.

[5] The variable interest rate is calculated using a base rate tied to SOFR with a floor of 0.40%, plus the applicable interest rate margin.

[6] The variable interest rate is calculated using a base rate tied to SOFR with a floor of 0.50%, plus the applicable interest rate margin.

[7] The facility matured in July 2023 and was not renewed.

[8] The variable interest rate is calculated using a base rate tied to SOFR, plus the applicable interest rate margin. This facility's maturity date is 30 days from written notice by either the financial institution or the Company.

[9] The interest rate on this facility is 3.375%. This facility is used for GNMA delinquent buyouts. Each buyout represents a separate transaction that can remain on the facility for up to four years.

[10] This facility agreement is due on demand and the variable interest rate is calculated using a base rate tied to SOFR with a floor of 0.75%.

The weighted average interest rate for warehouse lines of credit was 7.0% and 3.3% at December 31, 2023 and 2022, respectively. All warehouse lines of credit are collateralized by underlying mortgages and related documents. Existing balances on warehouse lines are repaid through the sale proceeds from the collateralized loans held for sale. The Company had cash balances of $8.7 million and $50.7 million in its warehouse buy down accounts as offsets to certain lines of credit at December 31, 2023 and 2022, respectively.

The agreements governing the Company's warehouse lines of credit contain covenants that include certain financial requirements, including maintenance of maximum adjusted leverage ratio, minimum net worth, minimum tangible net worth, minimum liquidity, adjusted pre-tax net income and limitations on additional indebtedness, dividends, sale of assets, and decline in the mortgage loan servicing portfolio's fair value. At December 31, 2023 and 2022, the Company believes it was in compliance with all debt covenants.

The Company has an optional short-term financing agreement between FNMA and the lender described as "As Soon As Pooled" ("ASAP"). The Company can elect to assign FNMA Mortgage-Backed Security ("MBS") trades to FNMA in advance of settlement and enter into a financing transaction and revenue related to the assignment is deferred until the final pool settlement date. The Company determines utilization based on warehouse availability and cash needs. There was no outstanding balance as of December 31, 2023 and 2022.

NOTE 14—NOTES PAYABLE

Revolving Notes

The Company entered into an agreement for a revolving note from one of its warehouse banks, which it can draw upon as needed. The agreement currently expires in August 2027. Borrowings on the revolving note are collateralized by the Company's GNMA MSRs. Monthly interest on the outstanding balance is calculated using a base rate tied to the SOFR rate plus the applicable margin, with a SOFR floor of 0.5%. The revolving note also has an unused facility fee on the average unused balance, which is also paid quarterly. The unused facility fee is waived if the average outstanding balance exceeds 50% of the available facility. The revolving note has a committed amount of $135.0 million and the agreement allows for the Company to increase the committed amount up to a maximum of $200.0 million. The Company has the option to convert the outstanding balance of the revolving note into a term note at its discretion. At December 31, 2023 and 2022, the Company had $31.0 million and $20.0 million, respectively, in outstanding borrowings on this credit facility.

The Company has an agreement for a revolving note of up to $100.0 million from one of its warehouse banks, which it can draw upon as needed. The agreement currently expires in September 2024. Borrowings on the revolving note are collateralized by the Company's FHLMC MSRs. Monthly interest on the outstanding balance is calculated using a base rate tied to the SOFR rate plus the applicable margin, with a floor of 0.50%. The revolving note also had an unused facility fee on the average unused balance, which was also paid quarterly. The unused facility fee was waived if the average outstanding balance exceeded 35% of the available combined warehouse and MSR facility. In September 2023 the revolving note was amended to remove the unused facility fee. The lender has the option to convert the outstanding balance of the revolving note into a term note at its discretion. At December 31, 2023 and 2022, the Company had $30.0 million balance and no balance, respectively, in outstanding borrowings on this credit facility.

In September 2023, the Company entered into a new revolving note agreement, which it can draw upon as needed. The agreement currently expires in September 2028. Borrowings on the revolving note are collateralized by the Company's FNMA MSRs. Monthly interest on the outstanding balance is calculated using a base rate tied to the SOFR rate plus the applicable margin, with a SOFR floor of 2.0%. The revolving note has a committed amount of $250.0 million and the agreement allows for the Company to increase the committed amount up to a maximum of $400.0 million. At December 31, 2023, the Company had $87.8 million in outstanding borrowings on this credit facility.

Term Note

The Company had a term note agreement with one of its warehouse banks collateralized by the Company's FNMA MSRs. The term note had a committed amount of $125.0 million and the agreement allowed for the Company to increase the committed amount up to a maximum of $175.0 million. The Company could draw on the committed amount through March 2022 and the note had a maturity date of March 2024. Interest on the principal was paid monthly and was based upon a margin plus the highest of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.5%, or (iii) the Eurodollar Base Rate plus 1.0%. Principal payments of 5% of the outstanding balance as of March 31, 2022 were due quarterly beginning April 15, 2022, with the remaining principal balance due upon maturity. The term note also had an unused facility fee on the average unused balance, which was also paid quarterly. In September 2023, the Company paid in full the $87.5 million remaining balance due on the term note with funds borrowed under a new revolving note agreement with a different lender (see section above describing the new revolving note agreement). At December 31, 2023 there was no outstanding balance on this facility. As of December 31, 2022, the Company had an outstanding balance of $106.3 million on this facility.

NOTE 15—INCOME TAXES

The components of income tax expense or benefit were as follows for the years ended December 31, 2023 and 2022:

	2023	2022
Current tax (benefit) expense:		
Federal	$ (236)	$ (199)
State	1,183	870
	$ 947	$ 671
Deferred tax (benefit) expense:		
Federal	$ (10,091)	$ 72,764
State	2,150	17,954
	(7,941)	90,718
Income tax (benefit) expense	$ (6,994)	$ 91,389

The following table presents a reconciliation of the recorded income tax expense or benefit of continuing operations to the amount of taxes computed by applying the applicable federal statutory tax rate of 21.0% to income or loss from continuing operations before income taxes, as of December 31, 2023 and 2022, respectively:

	2023		2022	
	Amount	Percent	Amount	Percent
Income tax (benefit) expense at federal statutory rate	$ (9,688)	21.0 %	$ 88,204	21.0 %
State income taxes, net of federal tax benefit	2,811	(6.1)%	16,297	3.9 %
Contingent consideration	—	—	(9,480)	(2.3)%
Nondeductible compensation	485	(1.0)%	(876)	(0.2)%
Permanent items	426	(0.9)%	(2,150)	(0.5)%
Federal and state tax credits, net of federal tax benefit	(804)	1.7 %	(520)	(0.1)%
Other, net	(224)	0.5 %	(86)	0.0 %
Total income tax (benefit) expense	$ (6,994)	15.2 %	$ 91,389	21.8 %

The tax effects of significant temporary differences which gave rise to the Company's deferred tax assets and liabilities are as follows at December 31, 2023 and 2022:

	2023	2022
Deferred tax assets:		
Investor reserves	$ 8,613	$ 8,304
Accrued compensation and benefits	3,023	3,695
Derivatives, net	1,502	515
Deferred compensation	17,189	16,519
Lease liability	19,364	21,551
Research and development credit carryforwards	2,214	836
Net operating loss carryforwards	19,801	12,313
Capitalized research and experimental expenditures	7,514	4,259
Charitable contributions	205	135
Total deferred tax assets	$ 79,425	$ 68,127
Deferred tax liabilities:		
Mortgage servicing rights	$ (280,616)	$ (273,101)
Intangible assets	(911)	(1,017)
Trading securities	(25)	(24)
Other accrued liabilities	(4,200)	(5,957)
Right-of-use assets	(17,391)	(19,424)
Securitized reverse mortgage	(161)	—
Property and equipment	(1,142)	(1,567)
Total deferred tax liabilities	(304,446)	(301,090)
Net deferred tax liabilities	$ (225,021)	$ (232,963)

At December 31, 2023, the Company has federal and state net operating loss ("NOL") carryforwards of approximately $76.9 million and $70.8 million, respectively. The federal NOL carryforwards can be carried forward indefinitely and can offset up to 80% of future taxable income each year. The state NOL carryforwards begin to expire in 2027. The Company does not expect the federal and state net operating loss carryforwards to expire unused.

At December 31, 2023, the Company has federal and state research tax credit carryforwards of approximately $1.6 million and $0.8 million, respectively. The federal research tax credit carryovers begin to expire in 2042 and the state tax credit carryovers do not expire and can be carried forward indefinitely until utilized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities including the impact of available carryback and carryforward periods and projected future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. There are no valuation allowances on deferred tax assets as of December 31, 2023 or 2022.

The Company records interest related to unrecognized tax benefits in interest expense and records penalties as a component of income taxes. There are no unrecognized tax benefits as of December 31, 2023 or 2022, and there were no changes in unrecognized tax benefits during the year. The Company is required to analyze all open years, as defined by the statutes of limitations, for all major jurisdictions, which includes federal and state jurisdictions. The Company is no longer subject to federal examinations prior to 2020 tax year or for state examinations prior to 2019 tax year.

NOTE 16—STOCKHOLDERS' EQUITY AND EARNINGS (LOSS) PER SHARE

Common Stock

The Company has two classes of common stock: Class A and Class B. The Company's Class A common stock is traded on the New York Stock Exchange under the symbol "GHLD." There is no public market for the

Company's Class B common stock. However, under the terms of the Company's Certificate of Incorporation, the holder of Class B common stock may convert any portion or all of the holder's shares of Class B common stock into an equal number of shares of Class A common stock at any time.

The holders of shares of Class A common stock and Class B common stock are entitled to dividends when and if declared by the Company's Board of Directors out of legally available funds. Any stock dividend must be paid in shares of Class A common stock with respect to Class A common stock and in shares of Class B common stock with respect to Class B common stock.

The voting powers, preferences and relative rights of Class A common stock and Class B common stock are identical in all respects, except that the holders of shares of Class A common stock have one vote per share and the holders of shares of Class B common stock have ten votes per share.

Restricted Stock Units

The Company issues RSUs under the 2020 Plan, which represent the right to receive, upon vesting, one share of the Company's Class A common stock. The number of potentially dilutive shares related to RSUs is based on the number of shares, if any, that would be issuable at the end of the respective reporting period, assuming that date was the end of the vesting period.

Unvested RSUs under the 2020 Plan have rights to dividends, which entitle holders to the same dividend value per share as holders of common shares in the form of DEUs. DEUs will be credited as additional RSUs on the dividend payment date, will vest on the same date as the underlying RSUs and are forfeited if the underlying RSUs forfeit prior to vesting. The number of additional RSUs credited will equal (1) the per share cash dividend amount, multiplied by (2) the number of RSUs, divided by (3) the fair market value of a share of Class A common stock on the last trading day before the date of the dividend payment, rounded up to the nearest whole number of RSUs.

Common Stock Dividends

The Company declared and paid dividends of $0.50 per share on its Class A and Class B common stock on September 7, 2023 totaling $30.5 million and paid no such dividends in 2022.

In conjunction with the payment of Guild's dividend in 2023, Guild issued 95,413 DEUs to holders of RSUs. Since the DEUs are forfeitable, the value of the DEUs was recorded as a reduction to retained earnings and a credit to additional paid-in capital.

Share Repurchase Program

On May 5, 2022, the Company's Board of Directors authorized the Company to repurchase up to $20.0 million of the Company's outstanding Class A common stock over the next 24 months from such date. The share repurchase program allows the Company to repurchase shares of its Class A common stock from time to time on the open market or in privately negotiated transactions. The Company is not obligated to purchase any shares under the share repurchase program and the timing of any repurchases will depend on a number of factors, including, but not limited to, stock price, trading volume, market conditions, and other general business considerations. The share repurchase program may be modified, suspended or terminated by the Company's Board of Directors at any time. The Company intends to fund any repurchases under the share repurchase program with cash on hand. During year ended December 31, 2023, the Company repurchased and subsequently retired 286,398 shares of the Company's Class A common stock at an average purchase price of $11.41 per share. As of December 31, 2023, $11.2 million remains available for repurchase.

Earnings (loss) Per Share

Basic earnings or loss per share is computed based on the weighted average number of shares of Class A and Class B common stock outstanding during the period using the two-class method. Diluted earnings or loss per share is computed based on the weighted average number of shares plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include RSUs for Class A common stock.

The following table sets forth the components of basic and diluted earnings per share for the years ended December 31, 2023 and 2022:

	2023	2022
Net (loss) income attributable to Guild	$ (39,009)	$ 328,598
Weighted-average shares outstanding, Class A Common Stock	20,634	20,648
Weighted-average shares outstanding, Class B Common Stock	40,333	40,333
Weighted-average shares outstanding - basic	60,967	60,981
Add dilutive effects of unvested shares of restricted stock - Class A	—	398
Weighted-average shares outstanding - diluted	60,967	61,379
Basic (loss) earnings per share:		
Class A and Class B Common Stock	$ (0.64)	$ 5.39
Diluted (loss) earnings per share:		
Class A and Class B Common Stock	$ (0.64)	$ 5.35

Approximately 0.7 million potential shares of Class A common stock related to unvested RSUs were excluded from the calculation of diluted loss per share for the year ended December 31, 2023 because they were anti-dilutive due to the net loss. No shares of Class A common stock were excluded from the calculation of earnings per share as a result of being anti-dilutive for the year ended December 31, 2022.

NOTE 17—STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Incentive Plan

In October 2020, the Company's stockholders approved the 2020 Plan, which is administered by the Compensation Committee of the Board of Directors. The 2020 Plan reserves for issuance a total of 5.5 million shares of Class A common stock to the Company's officers, directors, employees or consultants eligible to receive awards under the 2020 Plan.

The 2020 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, other stock-based awards, cash awards or a combination of the foregoing, to employees, directors or consultants, provided that only employees may be granted incentive stock options.

As of December 31, 2023, there were approximately 2.8 million shares of Class A common stock available to be granted under the 2020 Plan. The 2020 Plan will terminate ten years after its adoption, unless terminated earlier by the Company's Board of Directors.

Restricted Stock Units

RSUs granted to employees in connection with the Company's IPO vest 25% on the second and third anniversary of the grant and 50% on the fourth anniversary. Subsequent RSUs granted to employees vest over one to three years. RSUs granted to non-employee directors generally vest on the first anniversary of the grant. RSUs are authorized to settle in shares of the Company's Class A common stock.

The following table shows a summary of the unvested RSUs under the 2020 Plan as of December 31, 2023 as well as activity during the year:

	Weighted Average	
	Number of Shares	Grant Date Fair Value
Restricted stock units, unvested, December 31, 2022	1,686,632	$ 12.78
Granted	817,130	10.90
Vested	(659,936)	12.34
Forfeited	(56,222)	13.14
Restricted stock units, unvested, December 31, 2023	1,787,604	$ 12.10

Compensation costs recognized for these restricted stock grants were approximately $8.7 million and $7.3 million for the years ended December 31, 2023 and 2022, respectively. The income tax benefit recognized related to this expense was approximately $0.9 million and $1.4 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, there was approximately $11.6 million of unrecognized compensation costs related to these restricted stock grants which is expected to be recognized over a weighted average period of 1.5 years. The total fair value of RSUs vested during the years ended December 31, 2023 and 2022 was $7.5 million and $4.8 million, respectively.

Defined Contribution Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Employees may contribute amounts subject to certain Internal Revenue Service and plan limitations. The Company may make discretionary matching and nonelective contributions. Upon completion of the acquisition of Residential Mortgage Services Holdings, Inc. ("RMS") on July 1, 2021, employees of RMS were eligible to participate in the Company's 401(k) plan or continue participating in RMS's plan through December 31, 2022. The RMS plan was merged into the Company's plan in January 2023. For the years ended December 31, 2023 and 2022, the Company contributed $7.1 million and $8.8 million, respectively, for 401(k) contributions and related administrative expenses.

Deferred Compensation Plans

The Company has a deferred compensation plan for executives which was frozen effective December 31, 2007. Distribution of a participant's vested balance is payable in a single lump sum upon death or disability, termination of employment, retirement after attaining age 65 (55 for participants who had an account balance in the plan as of May 1, 2001), or upon termination of the plan. During 2023, the Company distributed cash payments of $5.8 million under this plan. There were no distributions in 2022.

In 2017, the Company commenced a Non-Qualified Deferred Compensation Plan for certain highly compensated executives and employees that allows the participants to defer a portion of their earnings. Distribution of a participant's vested balance is payable in a single lump sum upon death or disability, termination of employment, retirement, or upon termination of the plan.

NOTE 18—COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit

The Company enters into IRLCs with customers who have applied for residential forward mortgage loans and meet certain credit and underwriting criteria. These commitments expose the Company to market risk if interest rates change and the loan is not economically hedged or committed to an investor. The Company is also exposed to credit loss if the loan is originated and not sold to an investor and the customer does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the mortgagor's residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon. Total commitments to originate forward mortgage loans at December 31, 2023 and 2022 were approximately $821.9 million and $810.5 million, respectively.

The Company manages the interest rate price risk associated with its outstanding IRLCs and loans held for sale by entering into derivative loan instruments such as forward loan sales commitments, mandatory delivery commitments, options and futures contracts. Total commitments related to these derivatives at December 31, 2023 and 2022 were approximately $933.9 million and $1.1 billion, respectively.

The Company has originated reverse mortgage loans under which the borrowers have additional borrowing capacity of $107.3 million at December 31, 2023. This additional borrowing capacity is available on a scheduled or unscheduled payment basis. The Company also had short-term commitments to lend $0.3 million in connection with our reverse mortgage loans, outstanding at December 31, 2023. The Company finances origination of reverse mortgage loans with warehouse lines.

Legal Proceedings

The Company is involved in various lawsuits arising in the ordinary course of business. While the ultimate results of these lawsuits cannot be predicted with certainty, management does not expect that these matters will have a material adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 19—RELATED PARTY TRANSACTIONS

On January 1, 2019, one of GMC's former executives retired, which triggered a repurchase of the executive's membership interest in Guild Management, LLC, and a one-time payout of $2.0 million of deferred compensation. GMC's former parent, Guild Investors, LLC, sold 13.7038 shares of GMC to the executive in exchange for the executive's membership interest in Guild Management, LLC. The executive in turn sold the shares back to GMC in exchange for a promissory note of $8.0 million, which is payable over 16 quarters. During 2023 and 2022, the Company made payments of $0.5 million and $2.1 million, respectively, to the executive, and there is no remaining balance as of December 31, 2023.

NOTE 20—REGULATORY CAPITAL AND LIQUIDITY REQUIREMENTS

Certain secondary market investors and state regulators require the Company to maintain minimum net worth and capital requirements. To the extent that these requirements are not met, secondary market investors and/or the state regulators may utilize a range of remedies including sanctions, and/or suspension or termination of selling and servicing agreements, which may prohibit the Company from originating, securitizing or servicing these specific types of mortgage loans.

The Company is subject to certain minimum net worth, minimum capital ratio and minimum liquidity requirements established by the Federal Housing Finance Agency ("FHFA") for Fannie Mae and Freddie Mac Seller/Servicers, and Ginnie Mae for single family issuers.

The most restrictive of the minimum net worth and capital requirements require the Company to maintain a minimum adjusted net worth balance of $253.5 million and $87.0 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company was in compliance with this requirement.

NOTE 21—SEGMENTS

ASC 280, *Segment Reporting*, establishes the standards for reporting information about segments in financial statements. In applying the criteria set forth in that guidance, the Company has determined that it has two reportable segments — Origination and Servicing.

Origination — The Company operates its loan origination business throughout the United States. Its licensed sales professionals and support staff cultivate deep relationships with referral partners and clients and provide a customized approach to the loan transaction whether it is a purchase or refinance. The origination segment is primarily responsible for loan origination, acquisition and sale activities.

Servicing — The Company services loans out of its corporate office in San Diego, California. Properties of the loans serviced by the Company are disbursed throughout the United States and as of December 31, 2023 the Company serviced at least one loan in forty-nine different states. The servicing segment provides a steady stream of cash flow to support the origination segment, and more importantly it allows for the Company to build long-standing client relationships that drive repeat and referral business back to the origination segment to recapture the client's next mortgage transaction. The servicing segment is primarily responsible for the servicing activities of all loans in the Company's servicing portfolio, which includes, but is not limited to, collection and remittance of loan payments, managing borrower's impound accounts for taxes and insurance, loan payoffs, loss mitigation and foreclosure activities.

The Company does not allocate assets to its reportable segments as they are not included in the review performed by the Chief Operating Decision Maker for purposes of assessing segment performance and allocating resources. The balance sheet is managed on a consolidated basis and is not used in the context of segment reporting. The Company also does not allocate certain corporate expenses, which are represented by All Other in the tables below.

The following table presents the financial performance and results by segment for the year ended December 31, 2023:

	Origination	Servicing	Total Segments	All Other	Total
Revenue					
Loan origination fees and gain on sale of loans, net	$ 501,789	$ (486)	$ 501,303	$ —	$ 501,303
Gain on reverse mortgage loans held for investment and HMBS-related borrowings, net	8,233	—	8,233	—	8,233
Loan servicing and other fees	—	246,144	246,144	—	246,144
Valuation adjustment of mortgage servicing rights	—	(139,560)	(139,560)	—	(139,560)
Interest income (expense)	5,544	43,024	48,568	(10,528)	38,040
Other income, net	805	199	1,004	23	1,027
Net revenue	516,371	149,321	665,692	(10,505)	655,187
Expenses					
Salaries, incentive compensation and benefits	456,059	31,298	487,357	42,504	529,861
General and administrative	57,683	11,191	68,874	14,339	83,213
Occupancy, equipment and communication	62,799	4,785	67,584	4,892	72,476
Depreciation and amortization	13,485	496	13,981	599	14,580
Provision for foreclosure losses	—	1,188	1,188	—	1,188
Income tax benefit	—	—	—	(6,994)	(6,994)
Net income (loss)	$ (73,655)	$ 100,363	$ 26,708	$ (65,845)	$ (39,137)

The following table presents the financial performance and results by segment for the year ended December 31, 2022:

	Origination	Servicing	Total Segments	All Other	Total
Revenue					
Loan origination fees and gain on sale of loans, net	$ 697,822	$ 5,852	$ 703,674	$ —	$ 703,674
Loan servicing and other fees	—	223,403	223,403	—	223,403
Valuation adjustment of mortgage servicing rights	—	217,551	217,551	—	217,551
Interest income (expense)	20,115	5,465	25,580	(6,676)	18,904
Other income, net	(57)	1,146	1,089	200	1,289
Net revenue	717,880	453,417	1,171,297	(6,476)	1,164,821
Expenses					
Salaries, incentive compensation and benefits	562,194	29,001	591,195	27,990	619,185
General and administrative	15,249	9,657	24,906	13,179	38,085
Occupancy, equipment and communication	62,556	4,819	67,375	4,332	71,707
Depreciation and amortization	13,889	654	14,543	982	15,525
Provision for foreclosure losses	—	300	300	—	300
Income tax expense	—	—	—	91,389	91,389
Net income (loss)	$ 63,992	$ 408,986	$ 472,978	$ (144,348)	$ 328,630

NOTE 22—SUBSEQUENT EVENT

On February 12, 2024, the Company entered into an asset purchase agreement to acquire certain retail lending assets of privately held Utah-based lender Academy Mortgage Corporation ("Academy Mortgage" or the "sellers") for $13.4 million in cash paid at closing plus the sellers have the opportunity to receive cash payments based on the performance of the Academy Mortgage branches. The transaction closed on February 26, 2024. The Company also entered into a Mortgage Servicing Rights Agreement (the "MSR Agreement") on February 12, 2024 to acquire MSRs. The MSR Agreement is expected to close in the second quarter of 2024. The addition of Academy Mortgage will extend Guild's market share across its national footprint and will increase the Company's branches and origination staff. The purchase was financed with a combination of cash and existing borrowings. The Company is evaluating the accounting for this acquisition.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We are required to maintain "disclosure controls and procedures," as defined in the Rule 13a-15(e) under the Exchange Act. The Company carried out an evaluation, under the supervision and with the participation of its management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2023. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of "internal control over financial reporting," as defined in Rules 13a-15(f) under the Exchange Act.

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified during the fourth quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake.

ITEM 9B. OTHER INFORMATION

Trading Plans

During the fiscal quarter ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) under the Act) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 (the "Proxy Statement") including the sections entitled "Proposal 1: Election of Directors – Information About Our Board" and "The Board and Its Committees."

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics is available on our website at www.guildmortgage.com. If we ever were to amend or waive any provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on our website set forth above rather than by filing a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION

The information in the Proxy Statement set forth under the caption "Executive Officer and Director Compensation," is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the Proxy Statement set forth under the caption "Security Ownership of Certain Beneficial Owners and Management," is incorporated herein by reference.

The following table provides information as of December 31, 2023, with respect to the shares of our common stock that may be issued under our 2020 Omnibus Incentive Plan, which was approved by our stockholders. There are no equity compensation plans not approved by stockholders.

	Equity Compensation Plan Information		
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights ($) (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders	1,787,604	—	4,546,549
Equity compensation plans not approved by security holders	—	—	—
Total	1,787,604	—	4,546,549

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the Proxy Statement set forth under the caption "Certain Relationships and Related Party Transactions," and "The Board and Its Committees – Director Independence" is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Los Angeles, California, Auditor Firm ID: 185.

The information in the Proxy Statement set forth under the caption "Independent Registered Public Accounting Firm Fees" and "Pre-Approval Policies and Procedures" is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following are filed with this Annual Report:

  (1) Financial Statements. See Part II, Item 8 of this Annual Report.

  (2) Financial Statement Schedules. Not applicable

  (3) Exhibits. See Exhibit Index listed in Item 15(b) hereof for a list of those exhibits filed as part of this Annual Report or incorporated by reference.

(b) Exhibits:

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of Guild Holdings Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-39645) filed on October 26, 2020)
3.2	Amended and Restated Bylaws of Guild Holdings Company (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-39645) filed on October 26, 2020)
4.1	Description of Registrant's Securities (incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K (File No. 001-39645), filed on March 24, 2021)
10.1	Registration Rights Agreement, dated October 21, 2020, by and among Guild Holdings Company and the holders listed on Schedule I thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-39645) filed on October 26, 2020)
10.2	Guild Holdings Company 2020 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-249225), filed on October 9, 2020)
10.3†	Compensation Deferral Plan for Executives (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (File No. 333-249225), filed on October 9, 2020)
10.4†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-249225), filed on October 1, 2020)
10.5†	Executive Nonqualified Excess Plan (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (File No. 333-249225), filed on October 1, 2020)
10.6†	Executive Nonqualified Excess Plan Adoption Agreement, dated as of November 6, 2017 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-249225), filed on October 1, 2020)
10.7†	Form of Restricted Stock Unit Agreement for IPO Grants to Employees under the Guild Holdings Company 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.56 to the Company's Registration Statement on Form S-1 (File No. 333-249225), filed on October 1, 2020)
10.8†	Form of Restricted Stock Unit Agreement for IPO Grants to Non-Employee Directors under the Guild Holdings Company 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.57 to the Company's Registration Statement on Form S-1 (File No. 333-249225), filed on October 1, 2020)
10.9†	Amended and Restated Executive Compensation Agreement between Guild Mortgage Company LLC and Terry Schmidt, effective as of July 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-39645), filed on August 4, 2023)
10.10†	Amended and Restated Executive Compensation Agreement between Guild Mortgage Company LLC and David Neylan, effective as of July 1, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-39645), filed on August 4, 2023)
10.11†	Amended and Restated Executive Compensation Agreement between Guild Mortgage Company LLC and Amber Kramer, effective as of January 1, 2021 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K (File No. 001-39645), filed on March 14, 2022)
10.12†	Form of Restricted Stock Unit Agreement to Employees under the Guild Holdings Company 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K (File No. 001-39645), filed on March 14, 2022)
10.13†	Form of Restricted Stock Unit Agreement to Non-Employee Directors under the Guild Holdings Company 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Guild Holdings Company's Quarterly Report on Form 10-Q (File No. 001-39645), filed on August 8, 2022)
21.1*	Subsidiaries of Registrant
23.1*	Consent of KPMG LLP
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.

Exhibit	Description
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a), promulgated under the Securities and Exchange Act of 1934, as amended.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Guild Holdings Company Incentive Compensation Recoupment Policy
101	The following financial information from Guild's Annual Report on Form 10-K for the year ended December 31, 2023 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Statements of Changes in Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith.

**   The certifications attached hereto are not considered "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the limitations of that section.

†   Indicates management contract or compensatory plan.

ITEM 16. FORM 10-K SUMMARY

None

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUILD HOLDINGS COMPANY

Dated: March 14, 2024

By: /s/ Terry L. Schmidt

Name: Terry L. Schmidt

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Terry L. Schmidt Terry L. Schmidt	Chief Executive Officer (Principal Executive Officer) and Director	March 14, 2024
/s/ Desiree A. Kramer Desiree A. Kramer	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 14, 2024
/s/ Patrick J. Duffy Patrick J. Duffy	Chairman of the Board of Directors	March 14, 2024
/s/ Edward Bryant, Jr. Edward Bryant, Jr.	Director	March 14, 2024
/s/ Martha E. Marcon Martha E. Marcon	Director	March 14, 2024
/s/ Mary Ann McGarry Mary Ann McGarry	Director	March 14, 2024
/s/ Gioia Messinger Gioia Messinger	Director	March 14, 2024
/s/ Michael C. Meyer Michael C. Meyer	Director	March 14, 2024

Executive team

Terry Schmidt
Chief Executive Officer and Director

David Neylan
President and Chief Operating Officer

Amber Kramer
Senior Vice President and
Chief Financial Officer

Board of directors

Patrick Duffy
Chairman of the Board of Directors

Terry Schmidt
Chief Executive Officer and Director

Mike Meyer
Director

Junior Bryant
Director

Martha Marcon
Director

Gioia Messinger
Director

Mary Ann McGarry
Director



